TILSON INVESTMENT TRUST
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802-0069
252-972-9922

March 8, 2010

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Tilson Investment Trust (“Trust”) (File Nos. 333-117597 and 811-21606); on behalf of the Tilson Focus Fund and the Tilson Dividend Fund (“Funds”), each a series of the Trust

Ladies and Gentlemen:

At the request of Mr. James E. O’Connor of the Division of Investment Management of the Commission, this letter is being submitted to the Securities and Exchange Commission as correspondence.  This letter is in response to comments received from Mr. O’Connor via facsimile on February 23, 2010 in connection with the review of Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A filed electronically December 30, 2009 and per a telephone call with him on March 1, 2010.  These comments address the prospectuses and statement of additional information for the Funds.  Set forth below is a summary of Mr. O’Connor’s comments and the Trust’s responses thereto.

Prospectus

Cover Page

1.	Comment: Remove the CUSIP number of each Fund.

Response: The CUSIP number of each Fund has been removed and the cover page is presented in a form similar to the enclosed draft of the prospectus.

2.	Comment: Change the description of the Funds’ symbols from “NASDAQ Symbol” to “Ticker Symbol.”

Response:  The description of the symbols has been changed to “Ticker Symbol” as requested and the cover page is presented in a form similar to the enclosed draft of the prospectus.

3.	Comment: Remove the lines reading “Each a series of the Tilson Investment Trust.”

Response:  These lines were removed as requested and the cover page presented in a form similar to the enclosed draft of the prospectus.

4.
Comment:  Remove the following paragraph from the cover page reading: “This prospectus includes information about the two Tilson Funds – Tilson Focus Fund and Tilson Dividend Fund (each a “Fund” and, collectively, the “Funds”).  This prospectus includes information about the Funds that you should know before investing.  You should read this prospectus carefully before you invest or send money, and keep it for future reference.  For questions or for Shareholder Services, please call 1-888-4TILSON (1-888-484-5766).”

Response:  The paragraph has been removed and the cover page is presented in a form similar to the enclosed draft of the prospectus.

5.	Comment: Remove the disclosure regarding the Funds’ investment advisor.

Response:  General Instruction C(3)(b) of Form N-1A allows the Funds to include disclosure in the prospectus that is not otherwise required, except in response to Items 2 through 8 of Form N-1A.  The cover page is covered by Item 1 and not part of the response to Items 2 through 8 of Form N-1A.  Therefore, we believe disclosure regarding the Funds’ investment advisor is allowed under the Form N-1A instructions.  We also believe that such disclosure on the cover is in the best interest of the Funds’ investors.

Summary – Tilson Focus Fund – Fees and Expenses of the Fund

6.	Comment: In the fee table, if there is not a 12b-1 Plan, state the 12b-1 fee as “None” rather than “0.00%” in the “Shareholder Fees” table.

Response: The 12b-1 fee has been stated as “None” in the fee table as requested and is presented in a form similar to the enclosed draft of the prospectus.

7.	Comment: Please provide a copy of the fee table with the numbers filled in.

Response:  The fee table has been completed and is presented in a form similar to the enclosed draft of the prospectus.

8.
Comment:  Revise footnote 1 to the fee table to change “following the issuance of such shares” in the first sentence to read “after purchase” and remove the entire second sentence or remove it entirely and add additional disclosure to the “Shareholder Fees” table with respect to the Redemption Fee.

Response:  Footnote 1 to the fee tables has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

9.
Comment:  Revise footnote 2 to the fee table by removing the first two sentences and last two sentences of footnote 2.  Also remove the disclosure that reads “be amended or withdrawn after one year from the date of this Prospectus, but may” in the fourth sentence.

Response:  Footnote 2 has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

10.	Comment: Can the investment advisor recover any waived or reimbursed fees or expenses under the Expense Limitation Agreement? If so, relevant disclosure should be included in footnote 2.

Response:  The Advisor cannot recoup any waived or reimbursed fees or expenses under the Expense Limitation Agreement.

Summary – Tilson Focus Fund – Example

11.	Comment: Remove the footnote after the Example.

Response:  The footnote has been removed and the Example is presented in a form similar to the enclosed draft of the prospectus.

12.	Comment: Confirm that the expense examples only reflect a fee waiver for the first year.

Response:  The expense example only reflects a fee waiver for the first year.

Summary – Tilson Focus Fund – Portfolio Turnover

13.
Comment:  The Fund’s turnover rate was over 100% for 2007 and 2008.  What was the turnover rate for 2009?  If the turnover rate is over 100% for 2009, why is there no disclosure about frequent/active trading and related risks?  How is a high turnover consistent with the Fund’s investment objective of long-term capital appreciation?

Response:  The Portfolio Turnover rate for 2009 is also above 100%.  The risk involved with a high turnover is discussed in the section of the prospectus entitled “The Funds – Principal Risks of Investing in the Fund.”  This same risk factor has been added to the section entitled “Summary – Tilson Focus Fund – Principal Risks of Investing in the Fund” and is presented in a form similar to the enclosed draft of the prospectus.  Additional disclosure indicating the Fund may have a high turnover rate, from time to time, has been added to the section entitled “The Funds – Other Investment Policies and Risks” and is presented in a form similar to the enclosed draft of the prospectus.  Since the portfolio turnover rate is calculated by dividing the lesser of the purchase or sales of portfolio securities for the fiscal year by the monthly average of the portfolio securities owned by the Fund during the fiscal year, a turnover rate of 100% or higher does not mean that all of the securities in a fund were sold during the year.  A portion of the Fund’s portfolio has and remains comprised of long-term investments.  The higher turnover rates reflect the Fund’s reaction to abnormal market conditions and increased redemption demands.

Summary – Tilson Focus Fund – Principal Investment Strategies

14.	Comment: What is the difference between “common stocks” and “equity securities” found in the first two sentences?

Response:  The Fund may invest in common stocks and other types of equity securities.  In order to clarify, the language has been revised to use the term “equity securities” and is presented in a form similar to the enclosed draft of the prospectus.

15.	Comment: If investing in derivative securities, junk bonds, foreign securities, and making short sales are principal investment strategies, briefly describe. If not, clarify.

Response:  This sentence has been revised to clarify that derivative securities (other than any specific types of derivative securities previously mentioned, such as options), junk bonds, foreign securities, and making short sales are not principal investment strategies and the disclosure is presented in a form similar to the enclosed draft of the prospectus.

16.	Comment: Change the reference to “below investment grade” to “junk.”

Response:  As mentioned above, the sentence has been revised in order to clarify that junk bonds are not a principal investment strategy and is presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Focus Fund – Principal Risks of Investing in the Fund

17.	Comment: In the first sentence, change the term “principal amount” to “money.”

Response:  The sentence has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

18.	Comment: In the second sentence, delete the words “either of.”

Response:  The second sentence has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

19.
Comment:  Revise “Non-Diversified Risk” to read as follows: “Because the Focus Fund can invest a greater portion of its assets in securities of a single issuer or a limited number of issuers than a diversified fund, it may be more susceptible than a diversified fund to a single adverse economic or political occurrence affecting one or more of these issuers.”

Response:  “Non-Diversified Risk” has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

20.	Comment: In the “Maturity Risk” paragraph, what is the Fund’s maturity strategy?

Response:  As disclosed in the section entitled “The Funds – Principal Risks of Investing in the Funds – Maturity Risk”, the Fund does not have a limitation policy regarding the length of maturity of its debt holdings.

21.	Comment: In the “Junk Bonds or Lower-rated Securities Risk” paragraph, what is the lowest grade the Fund will invest in?

Response:  The Fund can invest in any grade debt, including junk bonds.  The section of the Statement of Additional Information entitled “Other Investment Policies – Corporate and Municipal Debt Securities” discloses that the Fund’s debt securities may include lower-rated debt securities including, without limitation, junk bonds.

Summary – Tilson Focus Fund – Performance Information

22.	Comment: Add “for one year, three years, and since inception” to the first sentence.

Response: The first sentence has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

23.	Comment: Why is italics used in the information beneath the bar chart.

Response:  Italics was used to help make the prospectus easier to read and promote effective communication.  The italics formatting has been removed and the information is presented in a form similar to the enclosed draft of the prospectus.

24.	Comment: Why is italics used in the information beneath the table.

Response:  As previously discussed, italics was used to help make the prospectus easier to read and promote effective communication.  The italics formatting has been removed and the information is presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Focus Fund – Purchase and Sale of Fund Shares

25.	Comment: Remove the portion of the second sentence that reads “at the Focus Fund’s net asset value determined after receipt of your request in good order as follows.”

Response: The disclosure has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

26.	Comment: Revise the disclosure of how an investor may purchase and sale fund shares by removing the portions indicated.

Response: The section has been revised as requested and the disclosure is presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Focus Fund – Tax Information

27.	Comment: Delete the last sentence of the paragraph.

Response:  The sentence has been deleted and the paragraph is presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Focus Fund – Payments to Broker-Dealers and Other Financial Intermediaries

28.
Comment:  To the extent appropriate, revise the first sentence to read as follows: “If you purchase shares of the Focus Fund through a broker-dealer or other financial intermediary (such as a bank), the Focus Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.”

Response:  The first sentence of the paragraph has been revised as requested and the disclosure is presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Dividend Fund

29.	Comment: Comments on the Tilson Focus Fund apply to the Tilson Dividend Fund.

Response:  The revisions described in the responses above relating to the Tilson Focus Fund have been made for the Tilson Dividend Fund where applicable.  The disclosure is presented in a form similar to the enclosed draft of the prospectus

Summary – Tilson Dividend Fund – Fees and Expenses of the Fund

30.	Comment: In the fee table, if there is not a 12b-1 Plan, state the 12b-1 fee as “None” rather than “0.00%” in the “Shareholder Fees” table.

Response: The 12b-1 fee has been stated as “None” in the fee table as requested and presented in a form similar to the enclosed draft of the prospectus.

31.	Comment: Revise footnote 1 to the fee table by removing the entire second sentence.

Response:  Footnote 1 to the fee tables has been revised as requested and presented in a form similar to the enclosed draft of the prospectus.

32.	Comment: Why is italics used in the footnotes beneath the fee tables.

Response:  Italics was used to help make the prospectus easier to read and promote effective communication.  The italics formatting has been removed and the information is presented in a form similar to the enclosed draft of the prospectus.

33.	Comment: Revise footnote 2 to the fee table by removing the first two sentences and last two sentences of footnote 2.

Response:  Footnote 2 has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Dividend Fund – Example

34.	Comment: Remove the footnote after the Example.

Response:  The footnote has been removed and the Example is presented in a form similar to the enclosed draft of the prospectus.

35.	Comment: Confirm that the expense examples only reflect a fee waiver for the first year.

Response:  The expense example only reflects a fee waiver for the first year.

Summary – Tilson Dividend Fund – Principal Investment Strategies

36.
Comment:  Revise the first sentence of the first paragraph so that “the Advisor and the Dividend Fund’s investment sub-advisor, Centaur Capital Partners, L.P. (‘Sub-Advisor’ and collectively the Advisor and Sub-Advisor are referred to as ‘Advisors’)” reads “the Advisor and the Dividend Fund’s investment sub-advisor (collectively the ‘Advisors’).”

Response:  The sentence has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

37.	Comment: Delete the third sentence of the first paragraph. Explain on next page.

Response:  The sentence has been deleted and the disclosure is presented in a form similar to the enclosed draft of the prospectus.

38.	Comment: Change the reference to “lower-quality debt securities” to “junk bonds.”

Response:  The reference has been revised and is presented in a form similar to the enclosed draft of the prospectus.

39.	Comment: What does “lower-quality” mean? State whether the Fund invests in below investment grade (junk). State rating if junk and what rating the Fund will invest in.

Response:  The disclosure has been revised to read as follows: “The Fund may purchase bonds of any credit quality, maturity, or yield.  The Fund may invest in investment-grade fixed income securities and securities that are below investment-grade, including junk bonds.”  The disclosure is presented in a form similar to the enclosed draft of the prospectus.

40.	Comment: In the second to last paragraph, begin a new paragraph for the discussion on covered call options.

Response:  The disclosure has been revised as requested and presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Dividend Fund – Principal Risks of Investing in the Fund

41.	Comment: In the first sentence, change the term “principal amount” to “money.”

Response:  This change has been made and is presented in a form similar to the enclosed draft of the prospectus.

42.	Comment: In the second sentence, delete the words “either of.”

Response:  The second sentence has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

43.	Comment: What about the risk of selling covered calls (loss of upside potential, etc.) if this is a principal investment strategy?

Response:  Additional risk disclosure has been added to the section entitled “Summary – Tilson Dividend Fund – Principal Risks of Investing in the Fund” and the section is presented in a form similar to the enclosed draft of the prospectus.  .

44.
Comment:  What about the risk of investment in royalty trusts, master limited partnerships, preferred stocks, convertible bonds, convertible preferred stocks, and warrants, if these are principal investment strategies?

Response:  Additional risk disclosure has been added to the section entitled “Summary – Tilson Dividend Fund – Principal Risks of Investing in the Fund” and is presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Dividend Fund – Performance Information

45.	Comment: Add “for one year, three years, and since inception” to the first sentence.

Response: The first sentence has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

46.	Comment: Why is italics used in the information beneath the bar chart.

Response:  Italics was used to help make the prospectus easier to read and promote effective communication.  The italics formatting has been removed and the information is presented in a form similar to the enclosed draft of the prospectus.

47.	Comment: Why is italics used in the information beneath the table.

Response:  As previously discussed, italics was used to help make the prospectus easier to read and promote effective communication.  The italics formatting has been removed and the information is presented in a form similar to the enclosed draft of the prospectus.

Summary – Tilson Dividend Fund – Purchase and Sale of Fund Shares

48.	Comment: Revise the sentence in the third bullet point to change “open” to “opened.”

Response: This sentence has been revised consistent with the response to Comment 26 above.

The Funds – Investment Objectives

49.	Comment: Any prior notice if a Fund changes its investment objective?

Response:  The Funds intend to give prior notice to shareholders of any change in their investment objective.

Management of the Funds – Investment Advisor – Advisor Compensation – Focus Fund

50.	Comment: In the discussion on the variable advisory fee for the Tilson Focus Fund, update the time periods used for the example calculations.

Response:  The disclosure has been revised to update the dates of the example calculations and is presented in a form similar to the enclosed draft of the prospectus.

51.
Comment:  After the example of the calculation of the variable advisory fee for the Tilson Focus Fund, explain that the example assumes that the assets figure used to calculate the fulcrum fee is the same as the assets figure used to calculate performance, which may not be the case in reality since the rate for the fulcrum fee is applied to the average net assets for the fiscal year to date while the performance adjustment rate is applied to the average net assets for the previous 12-month period.

Response:  The disclosure has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

52.
Comment:  In the discussion on the variable advisory fee for the Tilson Focus Fund, explain that the amount of compensation received by the investment advisor may actually be less than the stated minimum of 1.05% of the average net assets of the Fund if the investment advisor waives a portion of the advisory fees or reimburses expenses of the Fund pursuant to the Expense Limitation Agreement.

Response:  The disclosure has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

Investing in the Funds – Purchase and Redemption Price

53.
Comment:  In the first sentence of the paragraph entitled “Determining a Fund’s Net Asset Value”, the statement “subject to the order being accepted by the Fund” does not apply to redemptions.  Add information about redemptions.

Response:  The disclosure has been revised to read as follows “The price at which you purchase or redeem shares is based on the next calculation of net asset value (“NAV”) after an order is received in good form.  An order is considered to be in “good form” if it includes all necessary information and documentation related to a purchase or redemption request” and presented in a form similar to the enclosed draft of the prospectus.

Investing in the Funds – Frequent Purchases and Redemptions

54.	Comment: Have the Funds entered into Rule 22c-2 shareholder information agreements.

Response:  The Funds (or on the Funds’ behalf, their principal underwriter or transfer agent) have entered into shareholder information agreements with parties believed to meet the definition of “financial intermediary” in Rule 22c-2 of the Investment Company Act of 1940.

Statement of Additional Information

Other Investment Policies – Borrowing

55.	Comment: Describe the Investment Company Act of 1940 limitations with respect to borrowing.

Response:  Additional disclosure has been added to the sections of the Statement of Additional Information entitled “Investment Limitations” and is presented in a form similar to the enclosed draft of the Statement of Additional Information.

Investment Limitations

56.	Comment: Where appropriate, describe the provisions of the Investment Company Act of 1940 referenced.

Response:  Additional disclosure has been added to the sections of the Statement of Additional Information entitled “Other Investment Policies” or “Investment Limitations” and is presented in a form similar to the enclosed draft of the Statement of Additional Information.

57.	Comment: Where is the concentration policy?

Response:   A fundamental limitation has been added to clarify that the Funds will not “invest directly 25% or more of its total assets in securities of issues in any particular industry.  For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), securities of state and municipal governments and investment in other investment companies are not considered to be issued by members of any industry” and is presented in a form similar to the enclosed draft of the Statement of Additional Information.

58.	Comment: Where is the illiquid securities policy?

Response:  The disclosure in the section of the Statement of Additional Information entitled “Other Investment Policies – Illiquid Securities” notes that the Funds may invest up to 15% of their net assets in illiquid securities.  In addition, a non-fundamental limitation has been added to state that the Funds will not invest more than 15% of their net assets in illiquid securities and is presented in a form similar to the enclosed draft of the Statement of Additional Information.

59.	Comment: In the last paragraph clarify that the statement does not apply to the Funds’ level of borrowing.

Response:  The disclosure has been revised as requested and is presented in a form similar to the enclosed draft of the prospectus.

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (252) 972-9922, extension 249.  Thank you for your consideration.

Sincerely,
Tilson Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary and Assistant Treasurer

cc:	James E. O’Connor Office of the General Counsel Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Jeffrey T. Skinner Kilpatrick Stockton LLP 1001 West Fourth Street Winston-Salem, North Carolina 27101

Thomas W. Steed, III Kilpatrick Stockton LLP Suite 400 3737 Glenwood Avenue Raleigh, NC 27612

Tilson Focus Fund - Ticker Symbol TILFX

Tilson Dividend Fund - Ticker Symbol TILDX

Tilson Focus Fund

Tilson Dividend Fund

PROSPECTUS

March 1, 2010

Investment Advisor

T2 Partners Management LP
145 East 57th Street, 10th Floor
New York, New York 10022

The Securities and Exchange Commission has not approved or disapproved the securities being offered by this prospectus or determined whether this prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

INVESTING IN THE FUNDS	32
Minimum Investment	32
Purchase and Redemption Price	32
Buying or Selling Shares Through A Financial Intermediary	33
Purchasing Shares	34
Redeeming Your Shares	36
Frequent Purchases and Redemptions	39
OTHER IMPORTANT INFORMATION	41
Dividends, Distributions, and Taxes	41
Benchmark Descriptions	41
Financial Highlights	42
Additional Information	Back Cover
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SUMMARY

TILSON FOCUS FUND

Investment Objective.  The Tilson Focus Fund (“Focus Fund”) seeks long-term capital appreciation.

Fees and Expenses of the Fund.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Focus Fund.

Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price)	None
Redemption Fee (as a % of amount redeemed)	2.00%1

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)
Management Fees	1.95%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	2.06%
Total Annual Fund Operating Expenses	4.01%
Fee Waivers and/or Expense Reimbursements2	1.61%
Total Annual Fund Operating Expenses After
Fee Waivers and/or Expense Reimbursements2	2.40%

1 The redemption fee is charged upon any redemption of Fund shares occurring within one year after purchase.

2 The Advisor has entered into an Expense Limitation Agreement with the Focus Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Fund for certain months and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, investment advisory fees paid to the Advisor, extraordinary expenses and payments, if any, under a Rule 12b-1 Plan) to not more than 0.45% of the average daily net assets of the Fund for the period ending March 31, 2011.  The Expense Limitation Agreement may not be terminated prior to that date.

Example.  This example is intended to help you compare the cost of investing in the Focus Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Focus Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and the Focus Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$243	$1,074	$1,922	$4,115

Portfolio Turnover.  The Focus Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating

3

expenses or in the example, affect the Focus Fund’s performance.  During the most recent fiscal year, the Focus Fund’s portfolio turnover rate was 168.34% of the average value of its portfolio.

Principal Investment Strategies.  The Focus Fund invests in equity securities of companies that the Focus Fund’s investment advisor, T2 Partners Management LP (“Advisor”), believes are undervalued in the securities markets.

To select equity securities for the Focus Fund, the Advisor seeks to identify companies that it understands well and that possess one or more of the following characteristics:

•	Positive (or projected positive) revenue or profit trends;
•
Healthy balance sheet, characterized by ample cash relative to debt, efficient working capital management, high or increasing liquidity, or other metrics that the Advisor believes indicate the company’s ability to withstand unexpected shocks, reinvest in the business, and improve its business prospects and circumstances;

•	Strong free cash flow generation;
•	Powerful and sustainable competitive advantages;
•	Management team that: a) operates the business well and has a sound strategy to build it over time; b) allocates capital wisely to enhance shareholder value; and c) has high integrity; or
•	Policies (e.g., compensation structures) that do not significantly dilute shareholders’ ownership.

The Advisor seeks to identify companies whose stocks are trading, in the opinion of the Advisor, at a substantial discount -- preferably at least 50% -- to their intrinsic value.  The Focus Fund typically invests in common stocks, although it may also invest in other types of equity securities such as preferred stocks, convertible bonds, convertible preferred stocks, options, and warrants  The Focus Fund generally seeks to purchase securities with a long-term (1-5 year) investment horizon, seeking to achieve long-term capital appreciation as the marketplace realizes the value of these companies over time.

The Focus Fund generally sells securities when the Advisor believes that they are no longer undervalued or when the Advisor believes other opportunities are more attractive.

Principal Risks of Investing in the Fund.  An investment in the Focus Fund is subject to investment risks, including the possible loss of some or all of the money invested.  There can be no assurance that the Focus Fund will be successful in meeting its investment objective.  Generally, the Focus Fund will be subject to the following additional risks:

•
Market Risk.  The prices of and the income generated by the Focus Fund’s securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

•	Management Style Risk. The performance of the Focus Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

4

•
Sector Focus Risk.  The Focus Fund may, at times, be more heavily invested in certain sectors, which may cause the value of its shares to be especially sensitive to factors and economic risks that specifically affect those sectors and may cause the Focus Fund’s share price to fluctuate more widely than the shares of a mutual fund that invests in a broader range of industries.

•
Non-diversified Fund Risk.  Because the Focus Fund can invest a greater portion of its assets in securities of a single issuer or a limited number of issuers than a diversified fund, it may be more susceptible than a diversified fund to a single adverse economic or political occurrence affecting one or more of these issuers.

•
Credit Risk.  Credit risk is the risk that the issuer or guarantor of a debt security or counterparty to the Focus Fund’s transactions will be unable or unwilling to make timely principal and/or interest payments, or otherwise will be unable or unwilling to honor its financial obligations.  If the issuer, guarantor, or counterparty fails to pay interest, the Focus Fund’s income may be reduced.  If the issuer, guarantor, or counterparty fails to repay principal, the value of that security and of the Focus Fund’s shares may be reduced.

•
Interest Rate Risk.  The price of a bond or a fixed income security is dependent upon interest rates.  Therefore, the share price and total return of the Focus Fund, when investing a significant portion of its assets in bonds or fixed income securities, will vary in response to changes in interest rates.  Changes in interest rates may have a significant effect if the Focus Fund is then holding a significant portion of its assets in fixed income securities with long-term maturities.

•
Maturity Risk.  In general, the longer the maturity of a debt obligation, the higher its yield and the greater its sensitivity to changes in interest rates.  Conversely, the shorter the maturity, the lower the yield, but the greater the price stability.

•
Investment-Grade Securities Risk.  Securities rated BBB by Standard & Poor’s (“S&P”) or Fitch, Inc. (“Fitch”) or Baa by Moody’s Investor Service, Inc. (“Moody’s”) or higher are considered investment-grade securities.  While the Focus Fund may invest in various rated investment-grade securities including securities rated Baa by Moody’s or BBB by S&P or Fitch, they are somewhat riskier than more highly rated investment-grade debt obligations.  Such investment-grade securities will be subject to higher credit risk and may be subject to greater fluctuations in value than higher-rated securities.

•
Derivative Instruments Risk. Derivative instruments involve risks different from direct investments in the underlying securities, including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions; and risks that the transactions may not be liquid.

•	Valuation Risks for Non-Exchange Traded Options. The purchase of non-exchange traded put and call options may result in reduced liquidity (and hence value) for the Focus Fund’s portfolio investments.

•
Real Estate Securities Risk.  To the extent the Focus Fund invests in companies that invest in real estate, such as REITs, the Focus Fund may be subject to risk associated with the real estate market as a whole such as taxation, regulations, and economic and political factors that negatively impact the real estate market.

5

•
Risks related to Other Equity Securities.  In addition to common stocks, the equity securities in the Fund’s portfolio may include preferred stocks, convertible preferred stocks, convertible bonds, and warrants.  Like common stocks, the value of these equity securities may fluctuate in response to many factors, including the activities of the issuer, general market and economic conditions, interest rates, and specific industry changes.  Also, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Funds.  Convertible securities entitle the holder to receive interest payments or a dividend preference until the security matures, is redeemed, or the conversion feature is exercised.  As a result of the conversion feature, the interest rate or dividend preference is generally less than if the securities were non-convertible.  Warrants entitle the holder to purchase equity securities at specific prices for a certain period of time.  The prices do not necessarily move parallel to the prices of the underlying securities and the warrants have no voting rights, receive no dividends, and have no rights with respect to the assets of the issuer.

•
Risks Related to Portfolio Turnover.  Portfolio turnover is a ratio that indicates how often the securities in a mutual fund’s portfolio change during a year’s time.  Higher numbers indicate a greater number of changes, and lower numbers indicate a smaller number of changes.  High rates of portfolio turnover could lower performance of the Fund due to increased costs and may also result in the realization of capital gains.  If the Fund realizes capital gains when it sells its portfolio investments, it must generally distribute those gains to shareholders, increasing their taxable distributions.  High rates of portfolio turnover in a given year would likely result in short-term capital gains and shareholders would be taxed on short-term capital gains at ordinary income tax rates.

Performance Information.  The bar chart and table shown below provide some indication of the risks of investing in the Focus Fund by showing changes in the Focus Fund’s performance from year to year and by showing how the Focus Fund’s average annual total returns for one year, three years, and since inception compare with those of a broad-based securities market index.  The Focus Fund’s past performance (before and after taxes) is not necessarily an indication of how the Focus Fund will perform in the future.  Updated information on the Focus Fund’s results can be obtained by visiting www.ncfunds.com.

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Quarterly Returns During This Time Period
Highest return for a quarter	32.43%	Quarter ended June 30, 2009
Lowest return for a quarter	-33.63%	Quarter ended December 31, 2008
Year-to-date return as of most recent quarter	66.25%	Quarter ended December 31, 2009

Average Annual Total Returns For the Period Ended December 31, 2009	Past 1 Year	Past 3 Years	Since Inception 3/16/05
Focus Fund Before taxes After taxes on distributions After taxes on distributions and sale of shares	66.25% 65.41% 42.90%	-4.88% -5.57% -4.36%	2.35% 1.75% 1.78%
S&P 500 Total Return Index	26.46%	-5.63%	0.60%
Dow Jones Wilshire 5000 Composite Total Return Index (Full Cap)	29.35%	-5.01%	1.34%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.  T2 Partners Management is the investment advisor for the Focus Fund (“Advisor”).  Whitney R. Tilson (Founder and Managing Director of the Advisor) and Glenn H. Tongue (Managing Director and Chief Compliance Officer of the Advisor) serve as co-portfolio managers of the Focus Fund and each has served in that capacity since the Focus Fund’s inception on March 16, 2005.

Purchase and Sale of Fund Shares.  The Focus Fund’s minimum initial investment is $1,500 ($1,000 under an automatic investment plan) and the Focus Fund’s minimum subsequent investment is $100 ($50 under an automatic investment plan).

7

Generally you may purchase, redeem, or exchange shares of the Focus Fund on any business day the New York Stock Exchange is open:

•	by mail addressed to Tilson Funds, Focus Fund c/o Nottingham Shareholder Services, P.O. Box 4365, Rocky Mount, North Carolina 27803-0365;

•	by facsimile at 252-972-1908;

•	by telephone at 1-888-484-5766; and

•	through authorized Broker-Dealers and Financial Intermediaries.

Tax Information.  The Focus Fund’s distributions will generally be taxed to you as ordinary income or capital gains, unless you are investing through a tax deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries.  If you purchase shares of the Focus Fund through a broker-dealer or other financial intermediary (such as a bank), the Focus Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Focus Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

TILSON DIVIDEND FUND

Investment Objective.  The Tilson Dividend Fund (“Dividend Fund”) seeks maximum total return through a combination of capital appreciation and current income.

Fees and Expenses of the Fund.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Dividend Fund.

Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price)	None
Redemption Fee (as a % of amount redeemed)	2.00%1

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)
Management Fees	1.50%
Distribution and/or Service (12b-1) Fees	None
Acquired Fund Fees and Expenses	0.05%
Other Expenses	2.58%
Total Annual Fund Operating Expenses	4.13%
Fee Waivers and/or Expense Reimbursements2	2.13%
Total Annual Fund Operating Expenses After
Fee Waivers and/or Expense Reimbursements2	2.00%

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1 The redemption fee is charged upon any redemption of Fund shares occurring within one year after purchase.

2 The Advisor has entered into an Expense Limitation Agreement with the Dividend Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Fund for certain months and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, investment advisory fees paid to the Advisor, extraordinary expenses and payments, if any, under a Rule 12b-1 Plan) to not more than 0.45% of the average daily net assets of the Fund for the period ending March 31, 2011.  The Expense Limitation Agreement may not be terminated prior to that date.

Example.  This example is intended to help you compare the cost of investing in the Dividend Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Dividend Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and the Dividend Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$203	$1,061	$1,934	$4,185

Portfolio Turnover.  The Dividend Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Dividend Fund’s performance.  During the most recent fiscal year, the Dividend Fund’s portfolio turnover rate was 163.97% of the average value of its portfolio.

Principal Investment Strategies.  The Dividend Fund invests in equity securities of companies that the Advisor and the Dividend Fund’s investment sub-advisor, (collectively “Advisors”), believe are undervalued in the securities markets, but which also offer high dividend yields relative to the yield of the broad market averages such as the S&P 500 Total Return Index (“S&P 500”).  The Dividend Fund typically invests in common stocks and other equity securities including real estate investment trusts (REITs), publicly traded master limited partnerships (MLPs), royalty trusts, preferred stocks, convertible bonds, convertible preferred stocks, and warrants.  In addition, at the discretion of the Advisors, the Dividend Fund may allocate its capital to bonds and short-term instruments.  The Fund may purchase bonds of any credit quality, maturity, or yield.  The Fund may invest in investment-grade fixed income securities and securities that are below investment-grade, including junk bonds.  Short-term/money market instruments include all types of short-term and money market instruments.  The Dividend Fund primarily invests in securities of U.S. companies, but may also invest in foreign companies.

The Advisors will vary the percentage of the Dividend Fund’s assets allocated to each of the above categories based on the Advisors’ judgment of attractive investment opportunities as well as market and economic conditions.
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To select common stocks and other equity securities such as REITs, MLPs, royalty trusts, preferred stocks, convertible bonds, convertible preferred stocks, and warrants for the Dividend Fund, the Advisors seek to identify companies that it understands well and that possess one or more of the following characteristics:

•	Positive (or projected positive) revenue or profit trends;
•
Healthy balance sheet, characterized by ample cash relative to debt, efficient working capital management, high or increasing liquidity, or other metrics that the Advisor believes indicate the company’s ability to withstand unexpected shocks, reinvest in the business, and improve its business prospects and circumstances;

•	Strong free cash flow generation;
•	Powerful and sustainable competitive advantages;
•	Management team that: a) operates the business well and has a sound strategy to build it over time; b) allocates capital wisely to enhance shareholder value; and c) has high integrity; or
•	Policies (e.g., compensation structures) that do not significantly dilute shareholders’ ownership.

In addition to the above criteria the Advisors will seek high dividend yields when selecting stocks.  The Advisors seeks to identify companies whose stocks are trading, in the opinion of the Advisors, at a substantial discount to the intrinsic value, however, the Advisors may select stocks with a somewhat modest discount to the Advisors’ estimate of intrinsic value if the Advisors believe that the security’s dividend yield is sufficiently high, secure, and/or likely to grow over time.

The Advisors expect to generate income from selling covered call options on securities in the Dividend Fund.  The use of covered call options in combination with the purchase of equity securities also allows for the inclusion of undervalued, non-dividend paying stocks in the Dividend Fund’s portfolio while still satisfying the Dividend Fund’s goal of generating investment income.  Securities so purchased will be selected based upon the attractiveness and security of the underlying stock as well as the income potential of the covered call options.  The Advisors of the Dividend Fund intend to use the above strategies to structure the Dividend Fund’s investment portfolio in such a way as to achieve an income yield superior to that of the S&P 500.

In selecting bonds for the Dividend Fund, the Advisors examine the relationships of current yield and risk of investment-grade bonds as compared to available equity securities.

Principal Risks of Investing in the Fund.  An investment in the Dividend Fund is subject to investment risks, including the possible loss of some or all of the money invested.  There can be no assurance that the Dividend Fund will be successful in meeting its investment objective.  Generally, the Dividend Fund will be subject to the following additional risks:

•
Market Risk.  The prices of and the income generated by the Dividend Fund’s securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

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•	Management Style Risk. The performance of the Dividend Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

•
Sector Focus Risk.  The Dividend Fund may, at times, be more heavily invested in certain sectors, which may cause the value of its shares to be especially sensitive to factors and economic risks that specifically affect those sectors and may cause the Dividend Fund’s share price to fluctuate more widely than the shares of a mutual fund that invests in a broader range of industries.

•
Foreign Securities Risk.  Foreign securities may involve investment risks different from those associated with domestic securities.  Foreign markets, particularly emerging markets, may be less liquid, more volatile, and subject to less government supervision than domestic markets.  There may also be difficulties enforcing contractual obligations, and it may take more time for trades to clear and settle.  Adverse political and economic developments or changes in the value of foreign currency can make it difficult for the Dividend Fund to sell its securities and could reduce the value of your shares.

•
Non-diversified Fund Risk.  Because the Dividend Fund can invest a greater portion of its assets in securities of a single issuer or a limited number of issuers than a diversified fund, it may be more susceptible than a diversified fund to a single adverse economic or political occurrence affecting one or more of these issuers.

•
Credit Risk.  Credit risk is the risk that the issuer or guarantor of a debt security or counterparty to the Dividend Fund’s transactions will be unable or unwilling to make timely principal and/or interest payments, or otherwise will be unable or unwilling to honor its financial obligations.  If the issuer, guarantor, or counterparty fails to pay interest, the Dividend Fund’s income may be reduced.  If the issuer, guarantor, or counterparty fails to repay principal, the value of that security and of the Dividend Fund’s shares may be reduced.

•
Interest Rate Risk.  The price of a bond or a fixed income security is dependent upon interest rates.  Therefore, the share price and total return of the Dividend Fund, when investing a significant portion of its assets in bonds or fixed income securities, will vary in response to changes in interest rates.  Changes in interest rates may have a significant effect if the Dividend Fund is then holding a significant portion of its assets in fixed income securities with long-term maturities.

•
Maturity Risk.  In general, the longer the maturity of a debt obligation, the higher its yield and the greater its sensitivity to changes in interest rates.  Conversely, the shorter the maturity, the lower the yield, but the greater the price stability.

•
Investment-Grade Securities Risk.  Securities rated BBB by Standard & Poor’s (“S&P”) or Fitch, Inc. (“Fitch”) or Baa by Moody’s Investor Service, Inc. (“Moody’s”) or higher are considered investment-grade securities.  While the Dividend Fund may invest in various rated investment-grade securities including securities rated Baa by Moody’s or BBB by S&P or Fitch, they are somewhat riskier than more highly rated investment-grade debt obligations.  Such investment-grade securities will be subject to higher credit risk and may be subject to greater fluctuations in value than higher-rated securities.

11

•
Junk Bonds or Lower-rated Securities Risk.  Debt securities rated below BBB by S&P or Fitch and Baa by Moody’s are considered speculative in nature and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than higher rated fixed income securities.  These fixed income securities are considered “below investment-grade.”  The retail secondary market for these “junk bonds” may be less liquid than that of higher-rated securities and adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculating the Dividend Fund’s net asset value.  These risks can reduce the Dividend Fund’s share prices and the income it earns.

•
Derivative Instruments Risk. Derivative instruments involve risks different from direct investments in the underlying securities, including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions; and risks that the transactions may not be liquid.

•
Valuation Risks for Non-Exchange Traded Options.  The purchase of non-exchange traded put and call options may result in reduced liquidity (and hence value) for the Dividend Fund’s portfolio investments.

•
Risks from Writing Call Options.  When the Fund writes call options on its portfolio securities it limits its opportunity to profit from an investment and, consequently, the Fund could significantly underperform the market.  Writing call options could also result in additional turnover and higher tax liability.

•
Real Estate Securities Risk.  To the extent the Dividend Fund invests in companies that invest in real estate, such as REITs, the Dividend Fund may be subject to risk associated with the real estate market as a whole such as taxation, regulations, and economic and political factors that negatively impact the real estate market.

•
MLP Risks.  A MLP is a limited partnership in which the ownership units are publicly traded.  MLPs generally acquire interests in natural resource, energy, or real estate assets and distribute the resulting income to investors.  Investments in MLPs are generally subject to many of the risks that apply to investments in partnerships, such as limited control and limited voting rights and fewer corporate protections than afforded investors in a corporation.  MLPs that concentrate in a particular industry or region are subject to risks associated with such industry or region.  Investing in MLPs also involves certain risks related to investing in the underlying assets of the MLPs and risks associated with pooled investment vehicles, such as adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, a shift in consumer demand or conflicts of interest with the general partner.  The benefit derived from the Fund’s investment in MLPs is largely dependent on the MLPs being treated as partnerships for federal income tax purposes, so any change to this status would adversely affect its value.  The Fund's investment in MLPs may result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the MLP’s operating expenses in addition to paying Fund expenses.

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•
Royalty Trust Risks.  The Fund may invest in publicly traded royalty trusts.  Royalty trusts are special purpose vehicles organized as investment trusts created to make investment in operating companies or their cash flows.  A royalty trust generally acquires an interest in natural resource companies and distributes the income it receives to the investors of the royalty trust.  A sustained decline in demand for the royalty trust’s underlying commodity could adversely affect income and royalty trust revenues and cash flows.  Factors that could lead to a decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products.  A rising interest rate environment could adversely impact the performance of royalty trusts.  Rising interest rates could limit the capital appreciation of royalty trusts because of the increased availability of alternative investments at more competitive yields.  Further, because natural resources are depleting assets, the income-producing ability of a royalty trust will eventually be exhausted and the royalty trust will need to raise or retain funds to make new acquisitions to maintain its value.  The Fund's investment in royalty trusts may result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the royalty trusts' operating expenses in addition to paying Fund expenses.

•
Risks related to Other Equity Securities.  In addition to common stocks, the equity securities in the Fund’s portfolio may include preferred stocks, convertible preferred stocks, convertible bonds, and warrants.  Like common stocks, the value of these equity securities may fluctuate in response to many factors, including the activities of the issuer, general market and economic conditions, interest rates, and specific industry changes.  Also, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Funds.  Convertible securities entitle the holder to receive interest payments or a dividend preference until the security matures, is redeemed, or the conversion feature is exercised.  As a result of the conversion feature, the interest rate or dividend preference is generally less than if the securities were non-convertible.  Warrants entitle the holder to purchase equity securities at specific prices for a certain period of time.  The prices do not necessarily move parallel to the prices of the underlying securities and the warrants have no voting rights, receive no dividends, and have no rights with respect to the assets of the issuer.

•
Risks Related to Portfolio Turnover.  Portfolio turnover is a ratio that indicates how often the securities in a mutual fund’s portfolio change during a year’s time.  Higher numbers indicate a greater number of changes, and lower numbers indicate a smaller number of changes.  High rates of portfolio turnover could lower performance of the Fund due to increased costs and may also result in the realization of capital gains.  If the Fund realizes capital gains when it sells its portfolio investments, it must generally distribute those gains to shareholders, increasing their taxable distributions.  High rates of portfolio turnover in a given year would likely result in short-term capital gains and shareholders would be taxed on short-term capital gains at ordinary income tax rates.

Performance Information.  The bar chart and table shown below provide some indication of the risks of investing in the Dividend Fund by showing changes in the Dividend Fund’s performance from year to year and by showing how the Dividend Fund’s average annual total returns for one year, three years, and since inception compare to those of a broad-based

13

securities market index.  The Dividend Fund’s past performance (before and after taxes) is not necessarily an indication of how the Dividend Fund will perform in the future.  Updated information on the Dividend Fund’s results can be obtained by visiting www.ncfunds.com.

Quarterly Returns During This Time Period
Highest return for a quarter	18.79%	Quarter ended September 30, 2009
Lowest return for a quarter	-11.36%	Quarter ended September 30, 2008
Year-to-date return as of most recent quarter	43.98%	Quarter ended December 31, 2009

Average Annual Total Returns For the Period Ended December 31, 2009	Past 1 Year	Past 3 Years	Since Inception 3/16/2005
Dividend Fund Before taxes After taxes on distributions After taxes on distributions and sale of shares	43.98% 43.52% 28.51%	4.37% 2.91% 3.04%	7.99% 6.54% 6.19%
S&P 500 Total Return Index	26.46%	-5.63%	0.60%
Dow Jones U.S. Select Dividend Total Return Index	11.13%	-10.06%	-2.13%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.  T2 Partners Management is the investment advisor for the Dividend Fund (“Advisor”).  Centaur Capital Partners, L.P. is the investment sub-advisor for the Dividend Fund.  Malcolm (Zeke) Ashton (Manager of the Sub-Advisor) is the portfolio manager for the Dividend Fund and has served in that capacity since the Dividend Fund’s inception on March 16, 2005.

14

Purchase and Sale of Fund Shares.  The Dividend Fund’s minimum initial investment is $1,500 ($1,000 under an automatic investment plan) and the Dividend Fund’s minimum subsequent investment is $100 ($50 under an automatic investment plan).

Generally you may purchase, redeem or exchange shares of the Dividend Fund on any business day the New York Stock Exchange is open:

•	by mail addressed to Tilson Funds, Dividend Fund c/o Nottingham Shareholder Services, P.O. Box 4365, Rocky Mount, North Carolina 27803-0365

•	by facsimile at 252-972-1908;

•	by telephone at 1-888-484-5766; and

•	through authorized Broker-Dealers and Financial Intermediaries.

 Tax Information.  The Dividend Fund’s distributions will generally be taxed to you as ordinary income or capital gains, unless you are investing through a tax deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries.  If you purchase shares of the Dividend Fund through a broker-dealer or other financial intermediary (such as a bank), the Dividend Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Dividend Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

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THE FUNDS

INVESTMENT OBJECTIVES

The Focus Fund seeks long-term capital appreciation and the Dividend Fund seeks maximum total return through a combination of capital appreciation and current income.  Each of the Funds’ investment objectives may be changed without shareholder approval upon prior written notice to shareholders and each Fund is a non-diversified, open-end fund series of the Tilson Investment Trust (“Trust”).

PRINCIPAL INVESTMENT STRATEGIES

Focus Fund

In seeking to achieve its investment objective, the Focus Fund invests in equity securities of companies that the Focus Fund’s investment advisor, T2 Partners Management LP (“Advisor”), believes are undervalued in the securities markets.  The Focus Fund typically invests in common stocks, although it may also invest in other equity securities (e.g., preferred stocks, convertible bonds, convertible preferred stocks, options, and warrants).

To select equity securities for the Focus Fund, the Advisor seeks to identify companies that it understands well and that possess one or more of the following characteristics:

•	Positive (or projected positive) revenue or profit trends;
•
Healthy balance sheet, characterized by ample cash relative to debt, efficient working capital management, high or increasing liquidity, or other metrics that the Advisor believes indicate the company’s ability to withstand unexpected shocks, reinvest in the business, and improve its business prospects and circumstances;

•	Strong free cash flow generation;
•	Powerful and sustainable competitive advantages;
•	Management team that: a) operates the business well and has a sound strategy to build it over time; b) allocates capital wisely to enhance shareholder value; and c) has high integrity; or
•	Policies (e.g., compensation structures) that do not significantly dilute shareholders’ ownership.

Most importantly, the Advisor seeks to identify companies whose stocks are trading, in the opinion of the Advisor, at a substantial discount -- preferably at least 50% -- to their intrinsic value.  In determining discount to intrinsic value, the Advisor considers the following factors:

•	Substantial discount from a price at which the securities of comparable businesses have been sold in arms’ length transactions between parties judged to be competent businesspersons;
•	Substantial discount to the value of the business determined by cash flow analysis and qualitative strengths; and/or
•	Substantial discount from asset value based on the total value of the company’s individual parts and assets, less the present value of its liabilities.

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The Focus Fund typically invests in equity securities of U.S. companies, but may also invest in derivative securities, such as purchasing put and call options and selling (or writing) covered and uncovered call options, purchase below investment-grade debt, including junk bonds, and securities of foreign issuers, and make short sales.  The Focus Fund may also invest in foreign companies.  The Focus Fund does not have specific market capitalization targets for its portfolio, so it may invest in stocks of any market capitalization.  The Focus Fund generally seeks to purchase securities with a long-term (1-5 year) investment horizon, seeking to achieve long-term capital appreciation as the marketplace realizes the value of these companies over time.  As a non-diversified investment company, the Focus Fund has the flexibility to hold a small number of equity securities even when fully invested.

The Focus Fund generally sells securities when the Advisor believes that they are no longer undervalued or when the Advisor believes other opportunities are more attractive.

Dividend Fund

In seeking to achieve its objective, the Dividend Fund invests in common stocks of companies that the Advisor and the Dividend Fund’s investment sub-advisor, Centaur Capital Partners, L.P. (collectively, “Advisors”), believe are undervalued in the securities markets, but which also offer high dividend yields relative to the yield of the broad market averages such as the S&P 500 Total Return Index (“S&P 500”).  The Dividend Fund typically invests in common stocks and other equity securities including real estate investment trusts (REITs), publicly traded master limited partnerships (MLPs), royalty trusts, preferred stocks, convertible bonds, convertible preferred stocks, and warrants.  The Advisors also anticipate the moderate and prudent use of covered call option strategies to further the Dividend Fund’s goal of current income.  In addition, at the discretion of the Advisors, the Dividend Fund may allocate its capital to bonds and short-term instruments.  The Fund may purchase bonds of any credit quality, maturity, or yield.  The Fund may invest in investment-grade fixed income securities and securities that are below investment-grade, including junk bonds.  Short-term/money market instruments include all types of short-term and money market instruments.  The Dividend Fund primarily invests in securities of U.S. companies, but may also invest in foreign companies.

The Advisors will vary the percentage of the Dividend Fund’s assets allocated to each of the above categories based on the Advisors’ judgment of attractive investment opportunities as well as market and economic conditions.  The Advisors regularly review the Dividend Fund’s allocations and make changes to favor investments that they believe will provide the most favorable outlook for achieving the Fund’s investment objective.

In selecting common stocks and other equity securities for the Dividend Fund, the Advisors use identical criteria as the Focus Fund, but will also seek high dividend yields.  Another differentiating feature of the Dividend Fund relative to the Focus Fund is that the Advisors will be more likely to buy a security at a more modest discount to the Advisors’ estimate of intrinsic value if the Advisors believe that the security’s dividend yield is sufficiently high, secure, and/or likely to grow over time.

The Advisors expect to generate income from selling covered call options on securities in the Dividend Fund.  The use of covered call options in combination with the purchase of equity securities also allows for the inclusion of undervalued, non-dividend paying stocks in the Dividend Fund’s portfolio while still satisfying the Dividend Fund’s goal of generating investment income.  Securities so purchased will be selected based upon the attractiveness and security of the underlying stock as well as the income potential of the covered call

17

options.  The Advisors of the Dividend Fund intend to use the above strategies to structure the Dividend Fund’s investment portfolio in such a way as to achieve an income yield superior to that of the S&P 500.

In selecting bonds for the Dividend Fund, the Advisors examine the relationships of current yield and risk of investment-grade bonds as compared to available equity securities.

PRINCIPAL RISKS OF INVESTING IN THE FUNDS

Both Funds

Investments in the Funds are subject to investment risks, including the possible loss of some or all of the money invested.  There can be no assurance that either of the Funds will be successful in meeting its investment objective.  Generally, the Funds will be subject to the following additional risks:

Market Risk.  Market risk refers to the possibility that the value of equity securities held by the Funds may decline due to daily fluctuations in the securities markets.  Stock prices change daily as a result of many factors, including developments affecting the condition of both individual companies and the market in general.  The price of a stock may even be affected by factors unrelated to the value or condition of its issuer, such as changes in interest rates, national and international economic and/or political conditions and general equity market conditions.  In a declining stock market, prices for all companies (including those in each Fund’s portfolio) may decline regardless of their long-term prospects.  The Funds’ performance per share will change daily in response to such factors.

Management Style Risk.  Different types of securities tend to shift into and out of favor with stock market investors depending on market and economic conditions.  The returns from the types of stocks purchased by the Funds may at times be better or worse than the returns from other types of stocks (e.g., large-cap, mid-cap, growth, value, etc.).  Each type of stock tends to go through cycles of performing better or worse than the stock market in general.  The performance of the Funds may thus be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

Sector Focus Risk.  Another area of risk involves the potential focus of the Funds’ assets in securities of a particular sector.  Sector risk is the possibility that securities within the same group of industries will decline in price due to sector-specific market or economic developments.  If the Funds invest more heavily in a particular sector, the value of their shares may be especially sensitive to factors and economic risks that specifically affect that sector.  As a result, the Funds’ share prices may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries.  Additionally, some sectors could be subject to greater government regulation than other sectors.  Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors.  The sectors in which the Funds may invest in more heavily will vary.

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Non-diversified Fund Risk.  The Funds are non-diversified funds.  In general, a non-diversified fund may invest a greater percentage of its assets in a particular issue and may own fewer securities than other mutual funds.  Accordingly, a non-diversified fund is generally subject to the risk that a large loss in an individual issue will cause a greater loss for the fund than it would if the fund were required to hold a larger number of securities or smaller positions.

Portfolio Turnover Risk.  Portfolio turnover is a ratio that indicates how often the securities in a mutual fund’s portfolio change during a year’s time.  Higher numbers indicate a greater number of changes, and lower numbers indicate a smaller number of changes.  The Funds may sell portfolio securities without regard to the length of time they have been held due to securities no longer being undervalued in the opinion of the Advisors and/or in order to take advantage of new investment opportunities or changing market conditions.  Since portfolio turnover may involve paying brokerage commissions and other transaction costs, there could be additional expenses for the Funds.  High rates of portfolio turnover could lower performance of the Funds due to increased costs and may also result in the realization of capital gains.  If the Funds realize capital gains when they sell particular portfolio investments, they must generally distribute those gains to shareholders, increasing their taxable distributions.  Under normal circumstances, the anticipated portfolio turnover rate for each of the Funds is generally expected to be more than 100%.

Credit Risk.  Credit risk is the risk that the issuer or guarantor of a debt security or counterparty to a Fund’s transactions will be unable or unwilling to make timely principal and/or interest payments, or otherwise will be unable or unwilling to honor its financial obligations.  If the issuer, guarantor, or counterparty fails to pay interest, the Fund’s income may be reduced.  If the issuer, guarantor, or counterparty fails to repay principal, the value of that security and of the Fund’s shares may be reduced.  The Fund may be subject to credit risk to the extent that it invests in debt securities or engages in transactions, such as securities loans, which involve a promise by a third party to honor an obligation to the Fund.  Credit risk is particularly significant to the Fund when investing a portion of its assets in junk bonds or lower than investment-grade securities.

Interest Rate Risk.  The price of a bond or a fixed income security is dependent upon interest rates.  Therefore, the share price and total return of a Fund, when investing a significant portion of its assets in bonds or fixed income securities, will vary in response to changes in interest rates.  A rise in interest rates causes the value of a bond to decrease, and vice versa.  There is the possibility that the value of the Fund’s investment in bonds or fixed income securities may fall because bonds or fixed income securities generally fall in value when interest rates rise.  The longer the term of a bond or fixed income instrument, the more sensitive it will be to fluctuations in value from interest rate changes.  Changes in interest rates may have a significant effect if the Fund is then holding a significant portion of its assets in fixed income securities with long-term maturities.

In the case of mortgage-backed securities, rising interest rates tend to extend the term to maturity of the securities, making them even more susceptible to interest rate changes.  When interest rates drop, not only can the value of fixed income securities drop, but also the yield can drop, particularly where the yield is tied to changes in interest rates, such as adjustable mortgages.  Also, when interest rates drop, the holdings of mortgage-backed securities by the Fund can reduce returns if the owners of the underlying mortgages pay off their

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mortgages sooner than expected since the amount prepaid by those owners must be reinvested at the then lower prevailing rates.  This is known as prepayment risk.  When interest rates rise, the holdings of mortgage-backed securities by the Fund can reduce returns if the owners of the underlying mortgages pay off their mortgages later than anticipated.  This is known as extension risk.

Maturity Risk.  Maturity risk is another factor that can affect the value of a Fund’s debt holdings.  The Funds may hold investments in debt securities of any maturity.  In general, the longer the maturity of a debt obligation, the higher its yield and the greater its sensitivity to changes in interest rates.  Conversely, the shorter the maturity, the lower the yield, but the greater the price stability.

Investment-Grade Securities Risk.  Debt securities are rated by national bond rating agencies.  Securities rated BBB by Standard & Poor’s (“S&P”) or Fitch, Inc. (“Fitch”) or Baa by Moody’s Investor Service, Inc. (“Moody’s”) or higher are considered investment-grade securities.  A Fund may invest in various rated investment-grade securities including securities rated Baa by Moody’s or BBB by S&P or Fitch.  While these rated securities are considered investment-grade, they are somewhat riskier than more highly rated investment-grade obligations (those rated A or better by S&P and Aa or better by Moody’s) because they are regarded as having only an adequate capacity to pay principal and interest, are considered to lack outstanding investment characteristics, and may be speculative.  Such investment-grade securities will be subject to higher credit risk and may be subject to greater fluctuations in value than higher-rated securities.

Derivative Instruments Risk.  Derivative instruments such as futures contracts, option contracts, and options on future contracts are generally investments whose value depends on (or is derived from) the value of the underlying assets, interest rate, or index.  Derivative instruments involve risks different from direct investments in the underlying securities, including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions; and risks that the transactions may not be liquid.  When the Funds sell covered call options, the Funds give up additional appreciation in the stock above the strike price since there is the obligation to sell the stock at the covered call option’s strike price.

Valuation Risks for Non-Exchange Traded Options.  The purchase of non-exchange traded put and call options may result in reduced liquidity (and hence value) for the Fund’s portfolio investments.  This is because the Fund may have a more difficult time securing a willing buyer or seller (as the case may be) for non-exchange traded put and call options.

Risks related to Other Equity Securities.  In addition to common stocks, the equity securities in each Fund’s portfolio may include preferred stocks, convertible preferred stocks, convertible bonds, and warrants.  Like common stocks, the value of these equity securities may fluctuate in response to many factors, including the activities of the issuer, general market and economic conditions, interest rates, and specific industry changes.  Such price fluctuations subject the Funds to potential losses.  In addition, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Funds.  Convertible securities entitle the holder to receive interest payments or a dividend preference until the security matures or is redeemed, or the conversion privilege is exercised.  As a result of the conversion

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feature, the interest rate or dividend preference on a convertible security is generally less than would be the case if the securities were issued in non-convertible form.  Warrants entitle the holder to purchase equity securities at specific prices for a certain period of time.  The prices do not necessarily move parallel to the prices of the underlying securities and the warrants have no voting rights, receive no dividends, and have no rights with respect to the assets of the issuer.

Dividend Fund

In addition to the risks outlined above, which may affect both the Focus Fund and the Dividend Fund, the Dividend Fund will be subject to additional risks:

Risks from Writing Call Options.  When the Dividend Fund writes call options on its portfolio securities it limits its opportunity to profit from an investment and, consequently, the Fund could significantly underperform the market.  Writing call options could also result in additional turnover and higher tax liability.

Foreign Securities Risk.  To the extent the Dividend Fund invests in foreign securities, these securities may involve investment risks different from those associated with domestic securities.  Foreign markets, particularly emerging markets, may be less liquid, more volatile, and subject to less government supervision than domestic markets.  There may also be difficulties enforcing contractual obligations, and it may take more time for trades to clear and settle.  Adverse political and economic developments or changes in the value of foreign currency can make it difficult for the Fund to sell its securities and could reduce the value of your shares.  Differences in tax and accounting standards and difficulties in obtaining information about foreign companies can negatively affect investment decisions.  Unlike more established markets, emerging markets may have governments that are less stable, markets that are less liquid, and economies that are less developed.  In addition, the sale of a foreign security may subject the Fund to foreign tax withholding which can reduce the Fund’s returns and the value of your shares.  See the Fund’s Statement of Additional Information (“SAI”) for additional information regarding foreign securities risk.

Junk Bonds or Lower-rated Securities Risk.  To the extent the Dividend Fund invests in fixed income securities that are below investment-grade, including junk bonds, as part of its principal investment strategy, risk related to such investments is a factor that can affect the Fund’s value.  Debt securities rated below BBB by S&P or Fitch and Baa by Moody’s are considered speculative in nature and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than higher rated fixed income securities.  They are usually issued by companies without long track records of sales and earnings, or by those companies with questionable credit strength.  These fixed income securities are considered “below investment-grade.”  The retail secondary market for these “junk bonds” may be less liquid than that of higher-rated securities and adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculating the Fund’s net asset value.  These risks can reduce the Fund’s share prices and the income it earns.

Real Estate Securities Risk.  To the extent the Dividend Fund invests in companies that invest in real estate, such as REITs, the Fund may be subject to risk associated with the real estate market as a whole such as taxation, regulations, and economic and political factors that negatively impact the real estate market.

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MLP Risks.  A MLP is a limited partnership in which the ownership units are publicly traded.  MLPs generally acquire interests in natural resource, energy, or real estate assets and distribute the resulting income to investors.  Investments in MLPs are generally subject to many of the risks that apply to investments in partnerships, such as limited control and limited voting rights and fewer corporate protections than afforded investors in a corporation.  MLPs that concentrate in a particular industry or region are subject to risks associated with such industry or region.  Investing in MLPs also involves certain risks related to investing in the underlying assets of the MLPs and risks associated with pooled investment vehicles, such as adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, a shift in consumer demand or conflicts of interest with the general partner.  The benefit derived from the Fund’s investment in MLPs is largely dependent on the MLPs being treated as partnerships for federal income tax purposes, so any change to this status would adversely affect its value.  The Fund's investment in MLPs may result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the MLP’s operating expenses in addition to paying Fund expenses.

Royalty Trust Risks.  The Fund may invest in publicly traded royalty trusts.  Royalty trusts are special purpose vehicles organized as investment trusts created to make investment in operating companies or their cash flows.  A royalty trust generally acquires an interest in natural resource companies and distributes the income it receives to the investors of the royalty trust.  A sustained decline in demand for the royalty trust’s underlying commodity could adversely affect income and royalty trust revenues and cash flows.  Factors that could lead to a decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products.  A rising interest rate environment could adversely impact the performance of royalty trusts.  Rising interest rates could limit the capital appreciation of royalty trusts because of the increased availability of alternative investments at more competitive yields.  Further, because natural resources are depleting assets, the income-producing ability of a royalty trust will eventually be exhausted and the royalty trust will need to raise or retain funds to make new acquisitions to maintain its value.  The Fund's investment in royalty trusts may result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the royalty trusts' operating expenses in addition to paying Fund expenses.

OTHER INVESTMENT POLICIES AND RISKS

An investment in the Funds should not be considered a complete investment program.  Whether a Fund is an appropriate investment for an investor will depend largely on his/her financial resources and individual investment goals and objectives.  Investors who engage in short-term trading and/or other speculative strategies and styles will not find the Funds to be appropriate investment vehicles if they want to invest in the Funds for a short period of time.

Focus Fund

Although the Focus Fund’s investment strategy emphasizes longer-term investments, the Fund may, from time to time, have a turnover rate of over 100% when the Advisor’s implementation of the Fund’s investment strategy, reaction to changing market conditions, or a temporary defensive position results in more frequent trading.  A high turnover rate will result in higher brokerage fees and could have a significant adverse impact on the Fund’s performance.

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While the Focus Fund’s primary focus is investment in equity securities, the Focus Fund has flexibility to invest in other types of securities when the Advisor believes they offer more attractive opportunities or as a temporary defensive measure in response to adverse market, economic, political, or other conditions, or to meet liquidity, redemption, and short-term investing needs.  The Focus Fund may from time to time determine that market conditions warrant investing in investment-grade bonds, U.S. government securities, repurchase agreements, money market instruments, and to the extent permitted by applicable law and the Focus Fund’s investment restrictions, shares of other investment companies.  Under such circumstances, the Focus Fund may invest up to 100% of its assets in these investments.  To the extent that the Focus Fund invests in money market instruments or other investment companies, shareholders of the Focus Fund would indirectly pay both the Focus Fund’s expenses and the expenses relating to those other investment companies with respect to the Focus Fund’s assets invested in such investment companies.  To the extent the Focus Fund is invested for temporary defensive purposes, it will not be pursuing and may not achieve its investment objective.  Under normal circumstances, however, the Focus Fund may also hold U.S. government securities, repurchase agreements, money market instruments, and/or shares of other investment companies for various reasons including to provide for funds awaiting investment, to accumulate cash for anticipated purchases of portfolio securities, to allow for shareholder redemptions, and to provide for the Focus Fund’s operating expenses.

Dividend Fund

As a temporary defensive measure in response to adverse market, economic, political, or other conditions or to meet liquidity, redemption, and short-term investing needs, the Dividend Fund may from time to time determine that market conditions warrant investing in investment-grade bonds, U.S. government securities, repurchase agreements, money market instruments, and to the extent permitted by applicable law and the Dividend Fund’s investment restrictions, shares of other investment companies.  Under such circumstances, the Dividend Fund may invest up to 100% of its assets in these investments.  To the extent that the Dividend Fund invests in money market instruments or other investment companies, shareholders of the Dividend Fund would indirectly pay both the Dividend Fund’s expenses and the expenses relating to those other investment companies with respect to the Dividend Fund’s assets invested in such investment companies.  To the extent the Dividend Fund is invested for temporary defensive purposes, it will not be pursuing and may not achieve its investment objective.  Under normal circumstances however, the Dividend Fund may also hold U.S. government securities, repurchase agreements, money market instruments, and/or shares of other investment companies for various reasons including to provide for funds awaiting investment, to accumulate cash for anticipated purchases of portfolio securities, to allow for shareholder redemptions, and to provide for the Dividend Fund’s operating expenses.

DISCLOSURE OF PORTFOLIO HOLDINGS

A description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available in the SAI.

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MANAGEMENT OF THE FUNDS

INVESTMENT ADVISOR

The Funds’ investment advisor is T2 Partners Management LP, 145 East 57th Street, 10th Floor, New York, New York 10022.  The Advisor serves in that capacity pursuant to an investment advisory contract with the Trust on behalf of the Funds.  Subject to the authority of the Board of Trustees of the Trust (“Trustees”), the Advisor provides guidance and policy direction in connection with its daily management of the Funds’ assets.  The Advisor is also responsible for the selection of broker-dealers for executing portfolio transactions, subject to the brokerage policies established by the Trustees, and provides certain executive personnel to the Funds.

The Advisor, organized as a Delaware limited partnership, is controlled by Whitney R. Tilson and Glenn H. Tongue.  The executives and members of the advisory staff of the Advisor have extensive experience in managing investments for clients, including individuals, corporations, non-taxable entities and other business and private accounts since the Advisor was founded in 1998.  The Advisor, as of January 31, 2010, has approximately $134.7 million in assets under management.

The Funds are managed primarily by Whitney R. Tilson and Glenn H. Tongue, who have overall responsibility for the day-to-day management of the Funds’ portfolio and have managed the Funds since their inception.  Mr. Tilson is the founder and controlling shareholder of the Advisor.  Mr. Tilson has served as President of the Advisor since 1999.  The Funds’ SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Funds.

Advisor Compensation – Focus Fund. As full compensation for the investment advisory services provided to the Focus Fund, the Advisor receives monthly compensation in the form of a variable performance-based incentive fee (“Variable Advisory Fee”).

Structure of the Variable Advisory Fee

The Variable Advisory Fee is comprised of two separate component fees:  (i) a fixed rate fee of 1.50% of the average daily net assets of the Focus Fund (“Fulcrum Fee”) and (ii) a performance incentive fee as set forth below (“Performance Fee”).

The Performance Fee functions as an adjustment to the Fulcrum Fee and is based on the Focus Fund’s performance relative to the performance of the Dow Jones Wilshire 5000 (Full Cap) Index, a broad-based, unmanaged index of 5,000 different stocks (“Wilshire 5000 Index”), over a 12-month rolling measuring period (“Measuring Period”), as such performance is calculated based on closing values of the Wilshire 5000 Index as presented by third-party pricing services authorized by the Trustees.  The Measuring Period operates such that when each subsequent calendar month is added to the Measuring Period on a rolling basis, the earliest calendar month in the previous Measuring Period is dropped.  For example, on April 1, 2012, the relevant Measuring Period would be from April 1, 2011 through March 31, 2012 and on May 1, 2012, the relevant Measuring Period would be from May 1, 2011 through April 30,

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2012.  Thus, the Performance Fee, and in turn the Variable Advisory Fee, will periodically increase or decrease depending on how well the Focus Fund performs relative to the Wilshire 5000 Index for the Measuring Period.  In the event the performance information for the Wilshire 5000 Index is no longer available then a comparable index, as determined by the Trustees, shall be used.

Calculation of the Variable Advisory Fee

The Fulcrum Fee is calculated by multiplying 1.50% by the average net assets of the Focus Fund for the fiscal year to date divided by the number of days in the year multiplied by the number of days in the calendar month.  The Performance Fee is calculated by multiplying the “Performance Adjustment Rate” (as described below) by the average daily net assets of the Focus Fund over the Measuring Period.  While the Performance Fee is calculated on the 12-month Measuring Period, it is pro-rated to a monthly payment to correspond with the Focus Fund’s monthly payment of the Variable Advisory Fee.

As shown in the schedule of fee rates below, the Performance Adjustment Rate will vary with the Focus Fund’s performance as compared to the performance of the Wilshire 5000 Index as published on the close of the market on the last day of the Measuring Period, with dividends reinvested, and will range from -0.45% to +0.45%.  The Performance Adjustment Rate will be calculated at 4.50% of the cumulative difference between the performance of the Focus Fund and that of the Wilshire 5000 Index over the Measuring Period, except that no performance adjustment will be paid if the cumulative difference between the Focus Fund’s performance and that of the Wilshire 5000 Index is +/-2.00% (over the Measuring Period).  The factor of 4.50% is derived from the fact that the Advisor will achieve the maximum/minimum Performance Adjustment Rate when the cumulative total return difference between the Focus Fund and the Wilshire 5000 Index is +/- 10.00% over the Measuring Period (i.e., 0.45% divided by 10.00% = 4.50%).  To illustrate this point, if the Wilshire 5000 Index returned 5.00% over the Measuring Period, the Focus Fund would have to return at least 15.00% in order for the Advisor to receive the maximum Variable Advisory Fee of 1.95%.  Conversely, if the Wilshire 5000 Index returned the same 5.00% over the Measuring Period, the Advisor would receive the minimum Variable Advisory Fee of 1.05% if the Focus Fund returned -5.00% or less.  The Focus Fund will use natural rounding to two decimal places regarding performance differences and calculations of the Performance Fee.  The amount of compensation received by the Advisor may actually be less than the stated minimum of 1.05% of the average net assets of the Fund if the investment advisor waives a portion of the advisory fees or reimburses expenses of the Fund pursuant to the Expense Limitation Agreement.

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EXAMPLES OF FEE RATES:

PERFORMANCE DIFFERENCE

BETWEEN FOCUS FUND AND WILSHIRE 5000 INDEX

Absolute                           Annual
Performance                             Variable
Difference                        Advisory Fee
    (%)                                  (%)                              Examples:

+10.00%                            1.95%
+7.50%                           1.84%                        Outperformance
+5.00%                           1.73%
+2.50%                           1.61%

____________________________________________________________________________________________

+2.00%                          1.50%*
+1.00%                          1.50%*                         No performance adjustment
 0.00%                         1.50%*                         to Variable Advisory Fee in
-1.00%                          1.50%*                         this zone (*Fulcrum Fee)
-2.00%                          1.50%*

____________________________________________________________________________________________

-2.50%                           1.39%
-5.00%                           1.27%                        Underperformance
-7.50%                           1.16%
-10.00%                           1.05%

Example of Calculation of the Variable Advisory Fee

This example illustrates the calculation of the Variable Advisory Fee on April 1, 2012 based upon the following hypothetical performance for the period from April 1, 2011 to March 31, 2012:

Fund:                                          18.50%
Wilshire 5000 Index:                 11.00%
Difference:                           7.50%

On April 1, 2012, the Variable Advisory Fee calculated for the period of time from March 1, 2012through March 31, 2012 would be the Fulcrum Fee, 1.50%, multiplied by the Focus Fund’s average net assets for the fiscal year to date divided by the number of days in the year multiplied by the number of days in the most recent calendar month (March 2012), plus a Performance Fee, calculated as the Performance Adjustment Rate (i.e., 4.50% x 7.50% = 0.34%) multiplied by the Focus Fund’s average net assets for the Measuring Period of April 1, 2011 to March 31, 2012 divided by the number of days in the Measuring Period multiplied by the number of days in the most recent calendar month (March 2012).  Thus, the Variable Advisory Fee would be equal to an annualized rate of approximately 1.84% and would then be paid to the Advisor by April 15, 2012.  The example assumes the assets figure used to calculate the fulcrum fee is the same as the assets figure used to calculate performance, which may not be the case in reality since the rate for the fulcrum fee is applied to the average net assets for the fiscal year to date while the performance adjustment rate is applied to the average net assets for the previous 12-month period.

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In calculating the Performance Fee, the Focus Fund will calculate average daily net assets and performance of the Focus Fund over the same Measuring Period.  The Focus Fund’s performance over the Measuring Period will be calculated in accordance with the Securities and Exchange Commission’s (“SEC’s”) standardized total return formula.

Accrual of the Variable Advisory Fee

The Variable Advisory Fee (including the Performance Fee after completion of the Initial Period) will be accrued on a daily basis against the average daily net assets of the Focus Fund.  The purpose of such daily accruals is to more accurately determine the daily net asset value of the Focus Fund by estimating on a daily prorated basis the actual amount of the monthly Performance Fee.  On the first business day of each calendar month, the daily accruals of the Variable Advisory Fee are then trued up or down (as appropriate) to match the actual fee earned by the Advisor.

For the Focus Fund’s fiscal year ended October 31, 2009, the Advisor reimbursed advisory fees for the Focus Fund in the amount of $143,195 in order to reduce expenses of the Fund under the Expense Limitation Agreement.

Advisor Compensation – Dividend Fund. As full compensation for the investment advisory services provided to the Dividend Fund, the Advisor receives monthly compensation based on the Dividend Fund’s average daily net assets at the annual rate of 1.50%.  For the Dividend Fund’s fiscal year ended October 31, 2009, the Advisor reimbursed advisory fees in the amount of $143,139 in order to reduce expenses of the Fund under the Expense Limitation Agreement.

Expense Limitation Agreement.  The Advisor has entered into an Expense Limitation Agreement with the Funds under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Funds for certain months and to assume other expenses of each of the Funds, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, investment advisory and/or variable performance incentive fees paid to the Advisor, extraordinary expenses, and payments, if any, under a Rule 12b-1 Plan) to not more than 0.45% of the average daily net assets of each of the Funds for the fiscal year ending March 31, 2011.  It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Trustees.  The Trust or the Advisor may terminate the Expense Limitation Agreement at the end of the then-current term upon not less than 90-days’ notice to the Trust as set forth in the Expense Limitation Agreement.

Disclosure Regarding Approval of the Investment Advisory Contract.  A discussion regarding the Trustees’ basis for approving the renewal of the investment advisory contract for the Funds is available in the Funds’ semi-annual report to shareholders for the six-month period ended April 30, 2009 and, when available, in the semi-annual report for the six-month period ending April 30, 2010.  You may obtain a copy of this semi-annual report, free of charge, upon request to the Funds.

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INVESTMENT SUB-ADVISOR

The Dividend Fund’s investment sub-advisor is Centaur Capital Partners, L.P., Southlake Town Square, 1460 Main Street, Suite 234, Southlake, TX 76092, (“Sub-Advisor”).  The Sub-Advisor serves in that capacity pursuant to an investment sub-advisory contract with the Advisor as approved by the Trustees.  The Sub-Advisor, with oversight from the Advisor, makes day-to-day investment decisions for the Dividend Fund and selects broker-dealers for executing portfolio transactions, subject to the brokerage policies established by the Trustees.

The Sub-Advisor, organized as a Delaware limited partnership, is controlled by Malcolm (Zeke) Ashton.  The Sub-Advisor and its affiliates have experience in managing investments for clients including individuals, corporations, non-taxable entities, and other business and private accounts since 2002.  The Sub-Advisor, together with its affiliates, has approximately $82 million in assets under management as of January 31, 2010.

Sub-Advisor Compensation.  For its sub-advisory services to the Dividend Fund, the Sub-Advisor receives from the Advisor quarterly compensation based on the Dividend Fund’s average daily net assets at the rate of 0.75% less certain of the Advisor’s marketing and operating expenses, as agreed to between the Advisor and Sub-Advisor.  The Sub-Advisor has also agreed to allow the Advisor to withhold from that compensation up to one -half of the Advisor’s expenses under the Expense Limitation Agreement as it relates to the Dividend Fund.  The Dividend Fund does not pay a direct fee to the Sub-Advisor.

PORTFOLIO MANAGEMENT

The Focus Fund is co-managed by Whitney R. Tilson and Glenn H. Tongue and the Dividend Fund, with oversight from the Advisor, is managed by Zeke Ashton.  Background information for each of these individuals is included below.  The Funds’ SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Funds.

Whitney R. Tilson.  Mr. Tilson has owned or been a partner and managed or co-managed several investment partnerships, management companies, and funds since 1999, including the Advisor (the general partner of T2 Accredited Fund, L.P. (formerly named the Tilson Growth Fund, L.P.) and T2 Qualified Fund, LP, both domestic private investment partnerships), T2 Accredited Fund, L.P., T2 Qualified Fund, LP, the Tilson Offshore Fund, Ltd. (a Cayman mutual fund), Tilson Offshore Partners, LLC (the general partner of the Tilson Offshore Fund, Ltd.), Tilson Capital Management, LP (an investment management company), Tilson Capital Management, LLC (owner of Tilson Capital Management, LP), Tilson Venture Fund, LP (a venture capital fund), and Tilson Venture Capital Partners, LLC (the general partner of the Tilson Venture Fund, LP).

Mr. Tilson has written a column on value investing for The Motley Fool web site, a media company based in Alexandria, Virginia that specializes in investing and personal finance, since 1999.  He has also written for the web site, TheStreet.com, teaches financial statement analysis and business valuation for The Dickie Group, and has been a guest on the television shows Lou Dobbs Moneyline and Wall $treet Week with Fortune.

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Prior to 1999, Mr. Tilson co-founded and served as executive director of the Initiative for a Competitive Inner City, a national, not-for-profit organization founded in 1994 to spark new thinking about the business potential of inner cities, thereby creating jobs and wealth for inner-city residents.  Mr. Tilson also led the effort to create ICV Partners, a national for-profit private equity fund aimed at minority-owned and inner-city businesses that raised over $130 million.  Mr. Tilson was a founding member of Teach for America, the national teacher corps, and spent two years as a consultant at The Boston Consulting Group with a focus on pharmaceuticals and health care.

Mr. Tilson received an MBA with High Distinction from the Harvard Business School, where he was elected a Baker Scholar (top 5% of class) and graduated magna cum laude from Harvard College, with a bachelor’s degree in Government.  Mr. Tilson serves on the Board of the US arm of the Addis Ababa (Ethiopia) Fistula Hospital and is Vice Chairman of the Board of KIPP Academy, a charter school in the Bronx.  He lives in New York, New York.

Glenn H. Tongue.  Mr. Tongue is a general partner and co-manager of the Advisor and is the co-manager of the T2 Accredited Fund, L.P., Tilson Offshore Fund, Ltd. and T2 Qualified Fund, LP.  Prior to becoming a general partner and co-manager of the Advisor on April 1, 2004, Mr. Tongue spent 17 years working on Wall Street, most recently as an investment banker at UBS, where he was a Managing Director and Head of Acquisition Finance.  Before joining UBS, Mr. Tongue worked at Donaldson, Lufkin and Jenrette (“DLJ”) for 13 years, the last three of which he served as the President of DLJdirect, an on-line brokerage firm.  During his tenure there, he oversaw both DLJdirect’s IPO and ultimate sale.  Prior to DLJdirect, Mr. Tongue was a Managing Director in the Investment Bank at DLJ, where he worked on over 100 transactions aggregating more than $40 billion.  Before working on Wall Street, Mr. Tongue managed sales, marketing, and certain operations at Blonder-Tongue, Inc., a manufacturer of pay television and cable television distribution equipment.  Mr. Tongue serves as a member of the board of directors of JMP Group, Inc., an investment banking and asset management firm.

Mr. Tongue received an MBA with Distinction from the Wharton School of Business and received a Bachelor of Science in Electrical Engineering and Computer Science from Princeton University.  He serves of the Board of All Souls School, an early childhood educational facility, and lives in New York, New York.

Zeke Ashton.  Mr. Ashton is the founder, managing partner, and a portfolio manager of the Sub-Advisor.  Prior to founding the Sub-Advisor and its affiliated advisor entity in 2002, Mr. Ashton served as the general partner and portfolio manager of Centaur Investments, LP, a private investment partnership, from its inception in November 1999 and was employed as an investment analyst for The Motley Fool (“TMF”).  While at TMF, Mr. Ashton developed and produced investing seminars, subscription investing newsletters, and stock research reports in addition to writing online investing articles.  Mr. Ashton also wrote investment columns with an emphasis on value investing for TMF on a free-lance basis.

Prior to his work at TMF, Mr. Ashton was employed as a senior analyst and project manager in the Zurich, Switzerland office of Infinity Systems, where he provided financial system consulting to Swiss regional and private banks.  From 1995 to 1999, Mr. Ashton was employed as a senior analyst and project manager for Wall Street Systems, a New York-based

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treasury and risk management software company.  In this role Mr. Ashton provided consulting services to various clients in Germany, Italy, and the United Kingdom.  Mr. Ashton graduated from Austin College in Sherman, Texas in 1995 with degrees in Economics and German.

BOARD OF TRUSTEES

Each of the Funds is a series of the Trust, an open-end management investment company which was organized as a Delaware statutory trust on April 23, 2004.  The Trustees supervise the operations of the Funds according to applicable state and federal law, and are responsible for the overall management of the Funds’ business affairs.

ADMINISTRATOR

The Nottingham Company (“Administrator”) assists the Trust in the performance of its administrative responsibilities to the Funds, coordinates the services of each vendor to the Funds, and provides the Funds with certain administrative, fund accounting, and compliance services.  In addition, the Administrator makes available the office space, equipment, personnel, and facilities required to provide services to the Funds.

TRANSFER AGENT

Nottingham Shareholder Services, LLC (“Transfer Agent”) serves as the transfer agent and dividend-disbursing agent of the Funds.  As indicated later in the section of this Prospectus entitled “Investing in the Funds,” the Transfer Agent will handle your orders to purchase and redeem shares of the Funds and will disburse dividends paid by the Funds.

DISTRIBUTOR

Capital Investment Group, Inc. (“Distributor”) is the principal underwriter and distributor of the Funds’ shares and serves as the Funds’ exclusive agent for the distribution of the Funds’ shares.  The Distributor may sell the Funds’ shares to or through qualified securities dealers or others.

ADDITIONAL INFORMATION ON EXPENSES

Other Expenses.  In addition to the investment advisory fees, the Funds pay all expenses not assumed by the Funds’ Advisor, including, without limitation: the fees and expenses of its independent registered public accounting firm and of its legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information and supplements thereto; the costs of printing registration statements; bank transaction charges and custodian’s fees; any proxy solicitors’ fees and expenses; filing fees; any federal, state or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees’ liability insurance premiums; and any extraordinary expenses, such as indemnification payments or damages awarded in litigation or settlements made. All general Trust expenses are allocated among and charged to the assets of each separate series of the Trust, such as the Funds, on a basis that the Trustees deem fair and equitable, which may be on the basis of relative net assets of each series or the nature of the services performed and relative applicability to each series.

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Focus Fund.  In the section entitled “Summary – Tilson Focus Fund – Fees and Expenses of the Fund,” the “Other Expenses” and “Total Annual Fund Operating Expenses” sections are based upon actual expenses incurred by the Funds for the fiscal year ended October 31, 2009, adjusted to reflect the maximum variable performance fee.  Based on the actual variable performance fee, actual “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” for the Focus Fund for the fiscal year ended October 31, 2009 were 3.68% and 2.07%, respectively.

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INVESTING IN THE FUNDS

MINIMUM INVESTMENT

The Funds’ shares are sold and redeemed at net asset value.  Shares may be purchased by any account managed by the Advisor and any other institutional investor or any broker-dealer authorized to sell shares in the Funds.  The minimum initial investment is $1,500 ($1,000 under an automatic investment plan) and the minimum additional investment is $100 ($50 under an automatic investment plan).  Each of the Funds may, in the Advisor’s or Sub-Advisor’s (in the case of the Dividend Fund) sole discretion, accept certain accounts with less than the minimum investment.

PURCHASE AND REDEMPTION PRICE

Determining a Fund’s Net Asset Value.  The price at which you purchase or redeem shares is based on the next calculation of net asset value (“NAV”) after an order is received in good form.  An order is considered to be in “good form” if it includes all necessary information and documentation related to a purchase or redemption request.  A Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets, less liabilities (including Fund expenses, which are accrued daily), by the total number of outstanding shares of that Fund.  To the extent that any of the Funds hold portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Funds do not price their shares, the NAVs of the Funds’ shares may change on days when shareholders will not be able to purchase or redeem the Funds’ shares.  The NAV per share of each of the Funds is normally determined at the time regular trading closes on the New York Stock Exchange (“NYSE”), currently 4:00 p.m. Eastern time, Monday through Friday, except when the NYSE closes earlier.  The Funds do not calculate NAV on business holidays when the NYSE is closed.

The pricing and valuation of portfolio securities is determined in good faith in accordance with procedures established by, and under the direction of, the Trustees.  In determining the value of the Funds’ total assets, portfolio securities are generally calculated at market value by quotations from the primary market in which they are traded.  Instruments with maturities of 60 days or less are valued at amortized cost, which approximates market value.  The Funds normally use third party pricing services to obtain market quotations.  Securities and assets for which representative market quotations are not readily available or which cannot be accurately valued using the Funds’ normal pricing procedures are valued at fair value as determined in good faith under policies approved by the Trustees.  Fair value pricing may be used, for example, in situations where (i) a portfolio security, such as a small-cap or foreign stock or a bond, is so thinly traded that there have been no transactions for that security over an extended period of time or the validity of a market quotation received is questionable; (ii) the exchange on which the portfolio security is principally traded closes early; (iii) trading of the particular portfolio security is halted during the day and does not resume prior to the Fund’s NAV calculation; or (iv) an event occurs after the close of the exchange on which the security is principally traded that is likely to have changed the value of the security before the NAV is calculated (generally applicable to foreign securities).  Pursuant to policies adopted by the Trustees, the Advisors consult with the Administrator on a regular basis regarding the need for fair value pricing.  The Advisors are responsible for notifying the Trustees (or the Trust’s Fair Value Committee) when it believes that fair value pricing is required for a

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particular security.  The Funds’ policies regarding fair value pricing are intended to result in a calculation of each Fund’s NAV that fairly reflects portfolio security values as of the time of pricing.  A portfolio security’s “fair value” price may differ from the price next available for that portfolio security using the Funds’ normal pricing procedures and the fair value price may differ from the price at which the security may ultimately be traded or sold.  If such fair value price differs from the price that would have been determined using the Funds’ normal pricing procedures, a shareholder may receive more or less proceeds or shares from redemptions or purchases of Fund shares, respectively, than a shareholder would have otherwise received if the security were priced using the Funds’ normal pricing procedures.  The performance of the Funds may also be affected if a portfolio security’s fair value price were to differ from the security’s price using the Funds’ normal pricing procedures.  To the extent the Funds invest in other open-end investment companies that are registered under the 1940 Act, the Funds’ net asset value calculations are based upon the net asset value reported by such registered open-end investment companies, and the prospectuses for these companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.  The Trustees monitor and evaluate the Funds’ use of fair value pricing, and periodically review the results of any fair valuation under the Funds’ policies.

Other Matters.  Purchases and redemptions of shares of the same class by the same shareholder on the same day will be netted for each of the Funds.  All redemption requests will be processed and payment with respect thereto will normally be made within 7 days after tenders.  Each of the Funds may suspend redemption, if permitted by the Investment Company Act of 1940, as amended (“1940 Act”), for any period during which the NYSE is closed or during which trading is restricted by the SEC or if the SEC declares that an emergency exists.  Redemptions may also be suspended during other periods permitted by the SEC for the protection of each of the Funds’ shareholders.  Additionally, during drastic economic and market changes, telephone redemption privileges may be difficult to implement.

BUYING OR SELLING SHARES
THROUGH A FINANCIAL INTERMEDIARY

You may buy or sell shares of the Funds through a financial intermediary (such as a financial planner or advisor).  To buy or sell shares at the NAV of any given day, your financial intermediary must receive your order before the close of trading on the NYSE that day.  Your financial intermediary is responsible for transmitting all purchase and redemption requests, investment information, documentation, and money to the Funds on time.  Your financial intermediary may charge additional transaction fees for its services.

Certain financial intermediaries have agreements with the Funds that allow them to enter confirmed purchase or redemption orders on behalf of clients and customers.  Under this arrangement, the financial intermediary must send your payment to the Funds by the time they price their shares on the following business day.  The Funds are not responsible for ensuring that a financial intermediary carries out its obligations.  You should look to the financial intermediary through whom you wish to invest for specific instructions on how to purchase or redeem shares of the Funds.

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PURCHASING SHARES

You can make purchases directly from the Funds by mail or bank wire.  The Funds have also authorized one or more brokers to accept purchase and redemption orders on its behalf and such brokers are authorized to designate intermediaries to accept orders on behalf of each Fund.  Orders will be deemed to have been received by the Fund when an authorized broker, or broker authorized designee, receives the order, subject to the order being accepted by the Fund in good form.  The orders will be priced at the particular Fund’s NAV next computed after the orders are received by the authorized broker, or broker authorized designee.  Investors may also be charged a fee by a broker or agent if shares are purchased through a broker or agent.

Regular Mail Orders.  Payment for shares must be made by check from a U.S. financial institution and payable in U.S. dollars.  Cash, money orders, and traveler’s checks will not be accepted by the Funds.  If checks are returned due to insufficient funds or other reasons, your purchase will be canceled.  You will also be responsible for any losses or expenses incurred by the Fund, Administrator, and Transfer Agent.  The particular Fund(s) will charge a $35 fee and may redeem shares of the Fund(s) owned by the purchaser or another identically registered account in another series of the Trust to recover any such losses.  For regular mail orders, please complete a Fund Shares Application and mail it, along with your check made payable to the applicable Fund, to:

Tilson Funds
c/o Nottingham Shareholder Services
116 South Franklin Street
Post Office Box 4365
Rocky Mount, North Carolina 27803-0365

Please remember to add a reference to the applicable Fund to your check to ensure proper credit to your account.  The application must contain your Social Security Number (“SSN”) or Taxpayer Identification Number (“TIN”).  If you have applied for a SSN or TIN prior to completing your account application but you have not received your number, please indicate this on the application and include a copy of the form applying for a SSN or TIN.  Taxes are not withheld from distributions to U.S. investors if certain IRS requirements regarding the SSN and TIN are met.

By sending your check to the Funds, please be aware that you are authorizing the Funds to make a one-time electronic debit from your account at the financial institution indicated on your check.  Your bank account will be debited as early as the same day the Funds receive your payment in the amount of your check.  Your original check will be destroyed once processed, and you will not receive your canceled check back.  If the Funds cannot post the transaction electronically, you authorize the Funds to present an image copy of your check for payment.

Bank Wire Purchases.  Purchases may also be made through bank wire orders.  To establish a new account or add to an existing account by wire, please call the Funds at 1-888-4TILSON (1-888-484-5766) for wire instructions and to advise the Funds of the investment, dollar amount, and the account identification number.

Additional Investments.  You may also add to your account by mail or wire at any time by purchasing shares at the then current public offering price.  The minimum additional investment is $100.  Before adding funds by bank wire, please call the Funds at 1-888-4TILSON (1-888-484-5766) for wire instructions and to advise the Funds of the investment, dollar amount,

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and the account identification number.  Mail orders should include, if possible, the “Invest by Mail” stub that is attached to your confirmation statement.  Otherwise, please identify your account in a letter accompanying your purchase payment.

Purchases In Kind.  The Advisor generally will not allow purchases in kind, but under exceptional circumstances the Advisor may allow the purchase of shares of the Funds with securities that are eligible for purchase by the Funds (consistent with that particular Fund’s investment restrictions, policies, and goals) and that have a value that is readily ascertainable in accordance with the particular Fund’s valuation policies.  To ascertain whether your securities will qualify to be accepted as a purchase in kind for a particular Fund, please contact the Advisor at 1-888-4TILSON (1-888-484-5766).  If accepted, the securities will be valued using the same criteria and methods for valuing securities to compute that particular Fund’s NAV.

Automatic Investment Plan.  The automatic investment plan enables shareholders to make regular monthly or quarterly investments in shares through automatic charges to their checking account.  With shareholder authorization and bank approval, the respective Fund(s) will automatically charge the shareholder’s checking account for the amount specified ($50 minimum), which will be automatically invested in shares at the public offering price on or about the 21st day of the month.  The shareholder may change the amount of the investment or discontinue the plan at any time by writing the appropriate Fund.

Exchange Feature.  You may exchange shares of any of the Tilson Funds for shares of any other series of the Trust advised by the Advisor and offered for sale in the state in which you reside.  Shares may be exchanged for shares of any other series of the Trust at the NAV.  Prior to making an investment decision or giving us your instructions to exchange shares, please read the prospectus for the series in which you wish to invest.

The Trustees reserve the right to suspend, terminate, or amend the terms of the exchange privilege upon prior written notice to the shareholders.

Stock Certificates.  The Funds normally do not issue stock certificates.  Evidence of ownership of shares is provided through entry in each Fund’s share registry.  Investors will receive periodic account statements (and, where applicable, purchase confirmations) that will show the number of shares owned.

Important Information about Procedures for Opening a New Account.  Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act of 2001), the Funds are required to obtain, verify, and record information to enable the Funds to form a reasonable belief as to the identity of each customer who opens an account.  Consequently, when an investor opens an account, the appropriate Fund(s) will ask for the investor’s name, street address, date of birth (for an individual), social security or other tax identification number (or proof that the investor has filed for such a number), and other information that will allow a Fund to identify the investor.  A Fund may also ask to see the investor’s driver’s license or other identifying documents.  An investor’s account application will not be considered “complete” and,

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therefore, an account will not be opened and the investor’s money will not be invested until the Fund receives this required information.  In addition, if after opening the investor’s account the Fund is unable to verify the investor’s identity after reasonable efforts, as determined by the Fund in its sole discretion, the Fund may (i) restrict redemptions and further investments until the investor’s identity is verified; and (ii) close the investor’s account without notice and return the investor’s redemption proceeds to the investor.  If the Fund closes an investor’s account because the Fund was unable to verify the investor’s identity, the Fund will value the account in accordance with the Fund’s next NAV calculated after the investor’s account is closed.  In that case, the investor’s redemption proceeds may be worth more or less than the investor’s original investment.  The Fund will not be responsible for any losses incurred due to the Fund’s inability to verify the identity of any investor opening an account.

REDEEMING YOUR SHARES

Regular Mail Redemptions.  Regular mail redemption requests should be addressed to:

Tilson Funds
c/o Nottingham Shareholder Services
116 South Franklin Street
Post Office Box 4365
Rocky Mount, North Carolina 27803-0365

Regular mail redemption requests should include the following:

(1)
Your letter of instruction specifying the applicable Fund, account number and number of shares (or the dollar amount) to be redeemed.  This request must be signed by all registered shareholders in the exact names in which they are registered;

(2)	Any required signature guarantees (see “Signature Guarantees” below); and
(3)	Other supporting legal documents, if required in the case of estates, trusts, guardianships, custodianships, corporations, partnerships, pension or profit sharing plans, and other entities.

Your redemption proceeds normally will be sent to you within 7 days after receipt of your redemption request.  The Funds may delay forwarding a redemption check for recently purchased shares while the Funds determine whether the purchase payment will be honored.  Such delay (which may take up to 15 days from the date of purchase) may be reduced or avoided if the purchase is made by certified check or wire transfer.  In all cases, the NAV next determined after receipt of the request for redemption will be used in processing the redemption request.

Telephone and Bank Wire Redemptions.  Unless you decline the telephone transaction privileges on your account application, you may redeem shares of the Funds by telephone.  You may also redeem shares by bank wire under certain limited conditions.  Each of the Funds will redeem shares in this manner when so requested by the shareholder only if the shareholder confirms redemption instructions in writing.

Each of the Funds may rely upon confirmation of redemption requests transmitted via facsimile (FAX# 252-972-1908).  The confirmation instructions must include the following:

(1)	Name of Fund;
(2)	Shareholder name and account number;
(3)	Number of shares or dollar amount to be redeemed;
(4)	Instructions for transmittal of redemption proceeds to the shareholder; and
(5)	Shareholder signature as it appears on application then on file with the Funds.

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Redemption proceeds will not be distributed until written confirmation of the redemption request is received, per the instructions above.  You can choose to have redemption proceeds mailed to you at your address of record, your financial institution, or to any other authorized person, or you can have the proceeds sent by wire transfer to your financial institution ($5,000 minimum).  Redemption proceeds cannot be wired on days in which your financial institution is not open for business.  You can change your redemption instructions anytime you wish by filing a letter including your new redemption instructions with the Funds.  See “Signature Guarantees” below.

Each of the Funds, in its discretion, may choose to pass through to redeeming shareholders any charges imposed by the Funds’ custodian for wire redemptions.  If this cost is passed through to redeeming shareholders by the Funds, the charge will be deducted automatically from your account by redemption of shares in your account.  Your bank or brokerage firm may also impose a charge for processing the wire.  If wire transfer of funds is impossible or impractical, the redemption proceeds will be sent by regular mail to the designated account.

You may redeem shares, subject to the procedures outlined above, by calling the Funds at 1-888-4TILSON (1-888-484-5766).  Redemption proceeds will only be sent to the financial institution account or person named in your Fund Shares Application currently on file with the Funds.  Telephone redemption privileges authorize the Funds to act on telephone instructions from any person representing himself or herself to be the investor and reasonably believed by the Funds to be genuine.  Each of the Funds will employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine.  The Funds will not be liable for any losses due to fraudulent or unauthorized instructions.  The Funds will also not be liable for following telephone instructions reasonably believed to be genuine.

Systematic Withdrawal Plan.  A shareholder who owns shares of one or more of the Funds valued at $1,500 or more at the current offering price may establish a systematic withdrawal plan (“Systematic Withdrawal Plan”) to receive a monthly or quarterly check in a stated amount (not less than $50).  Each month or quarter, as specified, the particular Fund(s) will automatically redeem sufficient shares from your account to meet the specified withdrawal amount.  The shareholder may establish this service whether dividends and distributions are reinvested in shares of the Funds or paid in cash.  Call or write the Funds for an application form.

Fees on Redemptions.  As explained under “Fees and Expenses of the Funds,” the Funds charge a Redemption Fee of 2.00% of the amount redeemed on redemptions of Fund shares occurring within one year following the issuance of such shares.  The Redemption Fee is not a fee to finance sales or sales promotion expenses, but is paid to the particular Fund to defray the costs of liquidating a shareholder’s investment in the Funds and to discourage short-term trading of Fund shares.  However, no Redemption Fee will be imposed in the following cases:

•	Redemption of shares purchased through reinvestment of dividends or capital gains distributions;
•	Redemption of shares exchanged for shares of other funds of the Trust;
•	Amounts representing capital appreciation of shares;
•
Redemptions pursuant to a Systematic Withdrawal Plan, up to a maximum of 20% per year of a shareholder’s account value based on the value of the account at the time the Systematic Withdrawal Plan is established or modified, provided all dividends and distributions are reinvested;

•	Redemptions of shares to pay fund or account fees;

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•
Redemption of shares upon the death or permanent disability of the shareholder.  This exemption is available only for shares held at the time of death or initial determination of permanent disability and provided the Fund is notified of the requested exemption at the time of the redemption request; or

•	Mandatory distributions from a tax-deferred retirement plan or IRA. This exemption is available only if the Fund is notified of the requested exemption at the time of the redemption request.

In determining whether a Redemption Fee is applicable to a particular redemption, it is assumed that the redemption is first of shares acquired pursuant to the reinvestment of dividends and capital gains distributions, and next of shares held by the shareholder for the longest period of time.  If shares are held and subsequently redeemed through an omnibus account, the financial intermediary that places the trade with the Fund will be responsible for determining the amount of the Redemption Fee for each respective sale of Fund shares and for the collection of such fees, if any.

Minimum Account Size.  The Trustees reserve the right to redeem involuntarily any account having a NAV of less than $1,500 (due to redemptions, exchanges, or transfers, and not due to market action) upon 30-days’ prior written notice.  If the shareholder brings his account NAV up to at least $1,500 during the notice period, the account will not be redeemed.  Redemptions from retirement accounts may be subject to federal income tax.  Shareholders may also be charged a fee by their broker or agent if shares are redeemed or transferred through their broker or agent.

Redemptions In Kind.  The Funds do not intend, under normal circumstances, to redeem their shares by payment in kind.  It is possible, however, that conditions may arise in the future which would, in the opinion of the Trustees, make it undesirable for a Fund to pay for all redemptions in cash.  In such cases, the Trustees may authorize payment to be made in readily marketable portfolio securities of the particular Fund.  Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Fund’s NAV per share.  Shareholders receiving them may incur brokerage costs when these securities are sold.  An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein the Funds must pay redemptions in cash, rather than in kind, to any shareholder of record of that Fund who redeems during any 90-day period, the lesser of (a) $250,000 or (b) 1% of that Fund’s NAV at the beginning of such period.  Redemption requests in excess of this limit may be satisfied in cash or in kind at the Fund’s election.

Signature Guarantees.  To protect your account and the Funds from fraud, signature guarantees may be required to be sure that you are the person who has authorized a change in registration or standing instructions for your account.  Signature guarantees are generally required for (1) change of registration requests; (2) requests to establish or to change exchange privileges or telephone and bank wire redemption service other than through your initial account application; (3) transactions where proceeds from redemptions, dividends, or distributions are sent to an address or financial institution differing from the address or financial institution of record; and (4) redemption requests in excess of $50,000.  Signature guarantees are acceptable from a member bank of the Federal Reserve System, a savings and loan institution, credit union (if authorized under state law), registered broker-dealer, securities exchange, or association clearing agency and must appear on the written request for change of registration, establishment or change in exchange privileges, or redemption request.

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Miscellaneous.  The Funds reserve the right to (i) refuse to accept any request to purchase shares of the Funds for any reason; (ii) suspend any redemption request involving recently purchased shares until the check for the recently purchased shares has cleared; or (iii) suspend their offering of shares at any time.

FREQUENT PURCHASES AND REDEMPTIONS

Frequent purchases and redemptions (“Frequent Trading”) of shares of the Funds may present a number of risks to other shareholders of the Funds.  These risks may include, among other things, dilution in the value of shares of the particular Fund held by long-term shareholders, interference with the efficient management by the Advisor of that Fund’s portfolio holdings, and increased brokerage and administration costs.  Due to the potential of a thin market for a Fund’s portfolio securities, as well as overall adverse market, economic, political, or other conditions that may affect the sale price of portfolio securities, a Fund could face untimely losses as a result of having to sell portfolio securities prematurely to meet redemptions.  Current shareholders of the Funds may face unfavorable impacts as portfolio securities concentrated in certain sectors may be more volatile than investments across broader ranges of industries as sector-specific market or economic developments may make it more difficult to sell a significant amount of shares at favorable prices to meet redemptions or changes in interest rates may create unfavorable market prices for fixed income securities.  Frequent Trading may also increase portfolio turnover which may result in increased capital gains taxes for shareholders of the Funds.

The Trustees have adopted a policy with respect to Frequent Trading that is intended to discourage such activity by shareholders of the Funds.  The Funds do not accommodate Frequent Trading.  Under the adopted policy, the Transfer Agent provides a daily record of shareholder trades to the Advisor (Advisors in the case of the Dividend Fund).  The Transfer Agent also monitors and tests shareholder purchase and redemption orders for possible incidents of Frequent Trading.  The Advisors have the discretion to limit investments from an investor that the Advisors believe has a pattern of Frequent Trading that the Advisors consider not to be in the best interests of the other shareholders in the respective Fund by that Fund’s refusal to accept further purchase and/or exchange orders from such investor.  The Funds’ policy regarding Frequent Trading is to limit investments from investor accounts that purchase and redeem shares over a period of less than ten days having a redemption amount within ten percent of the purchase amount and greater than $10,000 on two or more occasions during a 60 calendar day period.  In the event such a purchase and redemption pattern occurs, an investor account and any other account with the same taxpayer identification number will be precluded from investing in that Fund (including investments that are part of an exchange transaction) for at least 30 calendar days after the redemption transaction.

The Advisors intend to apply this policy uniformly, except that the Funds may not be able to identify or determine that a specific purchase and/or redemption is part of a pattern of Frequent Trading or that a specific investor is engaged in Frequent Trading, particularly with respect to transactions made through accounts such as omnibus accounts or accounts opened through third-party financial intermediaries such as broker-dealers and banks (“Intermediary Accounts”).  Therefore, this policy is not applied to omnibus accounts or Intermediary Accounts.  Omnibus account arrangements permit multiple investors to aggregate their respective share ownership positions and to purchase, redeem, and exchange Fund shares without the identity of the particular shareholders being known to that Fund.  Like omnibus accounts, Intermediary Accounts normally permit investors to purchase, redeem, and exchange Fund shares without the identity of the underlying shareholder being known to that Fund.  Accordingly, the ability of the Funds to monitor and detect Frequent Trading through omnibus accounts and Intermediary Accounts would be very limited, and there would be no guarantee that the Funds could identify shareholders who might be engaging in Frequent Trading through such accounts or curtail such trading.  In addition, the policy will not apply if the Advisors determine that a purchase and redemption pattern does not

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constitute Frequent Trading activity, such as inadvertent errors that result in frequent purchases and redemptions.  Inadvertent errors shall include purchases and/or redemptions made unintentionally or by mistake (e.g., where an investor unintentionally or mistakenly invests in a Fund and redeems immediately after recognizing the error).  The investor shall have the burden of proving to the sole satisfaction of the Advisors that a frequent purchase and redemption pattern was a result of an inadvertent error.  In such a case, the Advisors may choose to accept further purchase and/or exchange orders from such investor account.  In addition, the Funds may charge a Redemption Fee on redemptions of Fund shares occurring within one year of the issuance of such shares.  The fee is intended to defray the costs of liquidating a shareholder’s investment in the Funds and to discourage the short-term trading of Fund shares.  See the section entitled “Redeeming Your Shares – Fees on Redemptions” for additional information on the Redemption Fee.

Intermediaries may apply frequent trading policies that differ from those described in this Prospectus.  In you invest with the Funds through an intermediary, please read that firm’s program materials carefully to learn of any rules or fees that may apply.

Although the Funds have taken steps to discourage Frequent Trading of the Funds’ shares, there is no guarantee that such trading will not occur.

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OTHER IMPORTANT INFORMATION

DIVIDENDS, DISTRIBUTIONS, AND TAXES

The following information is meant as a general summary for U.S. taxpayers.  Additional tax information appears in the SAI.  Shareholders should rely on their own tax advisors for advice about the particular federal, state, and local tax consequences to them of investing in the Funds.

The Funds will distribute most of their income and realized gains to their shareholders every year.  Income dividends paid by the Funds derived from net investment income, if any, will generally be paid monthly or quarterly and capital gains distributions, if any, will be made at least annually.  Shareholders may elect to take dividends from net investment income or capital gains distributions, if any, in cash or reinvest them in additional Fund shares.  Although the Funds will not be taxed on amounts they distribute, shareholders will generally be taxed on distributions paid by the Funds, regardless of whether distributions are received in cash or are reinvested in additional Fund shares.  Such distributions may be taxed as ordinary income or capital gains (which may be taxable at different rates depending on the length of time the Funds holds their assets).  Distributions may be subject to state and local taxes, as well as federal taxes.

In general, a shareholder who sells or redeems shares will realize a capital gain or loss, which will be long-term or short-term, depending upon the shareholder’s holding period for the Fund shares.  An exchange of shares may be treated as a sale and any gain may be subject to tax.

As with all mutual funds, a Fund may be required to withhold U.S. federal income tax at the fourth lowest rate for taxpayers filing as unmarried individuals (presently 28% for 2010) for all taxable distributions payable to shareholders who fail to provide a Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding.  Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due.  Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability.

Shareholders should consult with their own tax advisors to ensure that distributions and sale of Fund shares are treated appropriately on their income tax returns.

BENCHMARK DESCRIPTIONS

The Funds compare their performance to standardized indices or other measures of investment performance.  In particular, the Funds compare their performance to the S&P 500 Total Return Index, which is generally considered to be representative of the performance of common stocks in the United States securities markets.  Additionally, the Focus Fund compares its return against the Wilshire 5000 Index, which is generally considered to be representative of the performance of the entire United States stock market, and the Dividend Fund compares its return against the Dow Jones Select Dividend Index, which is generally considered to be representative of the performance of dividend-paying stocks in the United States securities markets.  Comparative performance may also be expressed by reference to a ranking prepared by a mutual fund monitoring service or by one or more newspapers, newsletters, or financial periodicals.

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FINANCIAL HIGHLIGHTS

The financial highlights tables on the following pages are intended to help you understand the financial performance of each of the Funds since their inception on March 16, 2005.  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Funds (assuming reinvestment of all dividends and distributions).  The financial data included in the tables below have been derived from audited financial statements of the Funds.  The financial data have been audited by BBD, LLP (formerly Briggs Bunting, and Dougherty, LLP), an independent registered public accounting firm, whose report covering such periods is incorporated by reference into the SAI.  This information should be read in conjunction with the Funds’ latest audited annual financial statements and notes thereto, which are also incorporated by reference into the SAI, copies of which may be obtained at no charge by calling the Funds.  Further information about the performance of the Funds is contained in the Annual Reports of the Funds, copies of which may also be obtained at no charge by calling the Funds at 1-888-4TILSON (1-888-484-5766).

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FOCUS FUND
(For a Share Outstanding Throughout Each Period)

	Year ended October 31, 2009	Year ended October 31, 2008	Year ended October 31, 2007	Year ended October 31, 2006	Period ended October 31, 2005 (a)
Net asset value, beginning of period	$7.19	$13.09	$12.61	$9.79	$10.00
Income (loss) from investment operations Net investment income (loss) Net realized and unrealized gain (loss) on securities and foreign currency translations Total from investment operations	-- (c) 1.85 1.85	(0.04) (4.95) (4.99)	(0.08) 0.70 0.62	(0.09) 2.98 2.89	(0.06) (0.15) (0.21)
Less distributions: Return of capital Distributions (from capital gains) Total Distributions	(0.05) -- (0.05)	-- (0.93) (0.93)	-- (0.16) (0.16)	-- (0.08) (0.08)	-- -- --
Paid in Capital Paid in capital (redemption fees) Total Paid in Capital	-- (c) --	0.02 0.02	0.02 0.02	0.01 0.01	0.00 (c) 0.00 (c)
Net asset value, end of period	$8.99	$7.19	$13.09	$12.61	$9.79
Total return (d)(e)	26.23%	(40.23)%	5.07%	29.74%	(2.10)%
Ratios/supplemental data
Net assets, end of period (in thousands) Average net assets for the period (in thousands)	$11,378 $8,910	$10,010 $15,830	$24,095 $20,018	$11,290 $8,663	$6,274 $4,558
Ratio of gross expenses to average net assets (f) Ratio of net expenses to average net assets (f) Ratio of net investment income (loss) to average net assets	3.68% 2.07% 0.02%	2.23% 1.47% (0.37)%	2.53% 1.98% (0.70)%	3.47% 2.01% (0.97)%	6.22% (b) 1.95% (b) (1.33)% (b)
Portfolio turnover rate	168.34%	151.17%	172.24%	84.67%	79.96%

(a)	For the period from March 16, 2005 (date of initial public investment) to October 31, 2005.
(b)	Annualized.
(c)	Actual amount is less than $0.01 per share.
(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(e)	Total return does not reflect sales charge.
(f)	The expense ratios listed above reflect total expenses prior to any waivers (gross expense ratio) and after any waivers (net expense ratio).

43

DIVIDEND FUND
(For a Share Outstanding Throughout Each Period)

	Year ended October 31, 2009	Year ended October 31, 2008	Year ended October 31, 2007	Year ended October 31, 2006	Period ended October 31, 2005 (a)
Net asset value, beginning of period	$7.64	$12.65	$12.61	$10.32	$10.00
Income from investment operations Net investment income (loss) Net realized and unrealized gain (loss) on securities and foreign currency translations Total from investment operations	0.05 2.78 2.83	(0.04) (3.19) (3.23)	(0.01) 1.00 0.99	0.04 2.25 2.29	(0.01) 0.33 0.32
Less distributions: Dividends (from net investment income) Distributions (from capital gains) Total Distributions	(0.07) -- (0.07)	-- (1.79) (1.79)	(0.02) (0.94) (0.96)	-- -- --	-- -- --
Paid in capital Paid in capital (from redemption fees) Total Paid in Capital	0.01 0.01	0.01 0.01	0.01 0.01	0.00 (c) 0.00 (c)	-- --
Net asset value, end of period	$10.41	$7.64	$12.65	$12.61	$10.32
Total return (d)(e)	37.51%	(28.50)%	8.42%	22.19%	3.20%
Ratios/supplemental data
Net assets, end of period (in thousands) Average net assets for the period (in thousands)	$8,646 $6,700	$5,706 $7,263	$9,343 $8,433	$6,650 $5,238	$3,835 $2,559
Ratio of gross expenses to average net assets (f) Ratio of net expenses to average net assets (f) Ratio of net investment income (loss) to average net assets	4.08% 1.95% 0.59%	3.87% 1.95% (0.43)%	3.53% 1.95% 0.02%	4.54% 1.95% 0.39%	9.52% (b) 1.95% (b) (0.14)% (b)
Portfolio turnover rate	163.97%	158.53%	124.31%	99.10%	31.13%

(a)	For the period from March 16, 2005 (date of initial public investment) to October 31, 2005.
(b)	Annualized.
(c)	Actual amount is less than $0.01 per share.
(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(e)	Total return does not reflect sales charge.
(f)	The expense ratios listed above reflect total expenses prior to any waivers (gross expense ratio) and after any waivers (net expense ratio).

44

ADDITIONAL INFORMATION

Tilson Focus Fund

Tilson Dividend Fund

Additional information about the Funds is available in the Funds’ SAI, which is incorporated by reference into this Prospectus.  Additional information about the Funds’ investments is available in the Funds’ Annual and Semi-annual Reports to shareholders.  The Funds’ Annual Reports will include a discussion of market conditions and investment strategies that significantly affected the Funds’ performance during their last fiscal year.

The SAI and the Annual and Semi-annual Reports are available free of charge on the Funds’ website listed below and upon request by contacting the Funds (you may also request other information about the Funds or make shareholder inquiries) as follows:

By telephone:	1-888-4TILSON (1-888-484-5766)

By mail:	Tilson Funds
c/o Nottingham Shareholder Services
116 South Franklin Street
Post Office Box 4365
Rocky Mount, North Carolina 27803-0365

By e-mail:	info@ncfunds.com

On the Internet:	www.ncfunds.com

Information about the Funds (including the SAI) can also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Inquiries on the operations of the public reference room may be made by calling the SEC at 1-202-551-8090.  Reports and other information about the Funds are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act file number 811-21606

STATEMENT OF ADDITIONAL INFORMATION

Tilson Focus Fund
Ticker Symbol TILFX

Tilson Dividend Fund
Ticker Symbol TILDX

Each a series of the

TILSON INVESTMENT TRUST
145 East 57th Street, 10th Floor
New York, New York 10022
Telephone 1-888-4TILSON (1-888-484-5766)

March 1, 2010

Table of Contents

OTHER INVESTMENT POLICIES	2
INVESTMENT LIMITATIONS	13
PORTFOLIO TRANSACTIONS	14
NET ASSET VALUE	16
ADDITIONAL PURCHASE AND REDEMPTION INFORMATION	17
DESCRIPTION OF THE TRUST	17
ADDITIONAL INFORMATION CONCERNING TAXES	18
MANAGEMENT AND OTHER SERVICE PROVIDERS	20
SPECIAL SHAREHOLDER SERVICES	29
DISCLOSURE OF PORTFOLIO HOLDINGS	30
FINANCIAL STATEMENTS	32
APPENDIX A – DESCRIPTION OF RATINGS	32
APPENDIX B – PROXY VOTING POLICIES	36

This Statement of Additional Information (“SAI”) is meant to be read in conjunction with the Prospectus, dated the same date as this SAI, for the Tilson Focus Fund and the Tilson Dividend Fund (each referred to as “Fund” and collectively, the “Funds”) and is incorporated by reference in its entirety into the Prospectus.  Because this SAI is not itself a prospectus, no investment in shares of the Funds should be made solely upon the information contained herein.  Copies of the Funds’ Prospectus and Annual Reports may be obtained at no charge by writing or calling the Funds at the address or phone number shown above.  Capitalized terms used but not defined herein have the same meanings as in the Prospectus.

OTHER INVESTMENT POLICIES

The Tilson Focus Fund (“Focus Fund”) and the Tilson Dividend Fund (“Dividend Fund”) are non-diversified series of the Tilson Investment Trust (“Trust”).  The Trust is an open-end management investment company registered with the Securities and Exchange Commission (“SEC”) and was organized on April 23, 2004 as a Delaware statutory trust.  The following policies supplement the Funds’ investment objectives and policies as set forth in the Prospectus for the Funds.  Attached to this SAI is Appendix A, which contains descriptions of the rating symbols used by nationally recognized statistical rating organizations for securities in which the Funds may invest.

General Investment Risks.  All investments in securities and other financial instruments involving a risk of financial loss.  No assurance can be given that the Funds’ investment programs will be successful.  Investors should carefully review the descriptions of the Funds’ investments and their risks in this SAI and the Prospectuses.

Repurchase Agreements.  Each Fund may acquire U.S. government securities or corporate debt securities subject to repurchase agreements.  A repurchase transaction occurs when, at the time a Fund purchases a security (normally a U.S. Treasury obligation), it also resells it to the vendor (normally a member bank of the Federal Reserve or a registered government securities dealer) and must deliver the security (and/or securities substituted for them under the repurchase agreement) to the vendor on an agreed upon date in the future.  The repurchase price exceeds the purchase price by an amount which reflects an agreed upon market interest rate effective for the period of time during which the repurchase agreement is in effect.  Delivery pursuant to the resale generally will normally occur within one to seven days of the purchase.

Repurchase agreements are considered “loans” under the Investment Company Act of 1940, as amended (“1940 Act”), collateralized by the underlying security.  The Trust’s Board of Trustees (each a “Trustee” and collectively, “Trustees”) has implemented procedures to monitor on a continuous basis the value of the collateral serving as security for any repurchase obligations.  Additionally, T2 Partners Management LP, the Funds’ investment advisor  (“Advisor”), and additionally in the case of the Dividend Fund, Centaur Capital Partners, L.P., the Dividend Fund’s investment sub-advisor (“Sub-Advisor”), will consider the creditworthiness of the vendor.  If the vendor fails to pay the agreed upon resale price on the delivery date, a Fund will retain or attempt to dispose of the collateral.  A Fund’s risk is that such default may include any decline in value of the collateral to an amount which is less than 100% of the repurchase price, any costs of disposing of such collateral, and any loss resulting from any delay in foreclosing on the collateral.  A Fund will not enter into any repurchase agreement that would cause more than 10% of its net assets to be invested in repurchase agreements which extend beyond seven days.

Money Market Instruments.  The Funds may invest in money market instruments which may include U.S. government securities or corporate debt securities (including those subject to repurchase agreements), provided that they mature in thirteen months or less from the date of acquisition and are otherwise eligible for purchase by the Funds.  Money market instruments also may include Banker’s Acceptances and Certificates of Deposit of domestic branches of U.S. banks, Commercial Paper and Variable Amount Demand Master Notes (“Master Notes”).  Banker’s Acceptances are time drafts drawn on and “accepted” by a bank.  When a bank “accepts” such a time draft, it assumes liability for its payment.  When a Fund acquires a Banker’s Acceptance, the bank which “accepted” the time draft is liable for payment of interest and principal when due.  The Banker’s Acceptance carries the full faith and credit of such bank.  A Certificate of Deposit (“CD”) is an unsecured, interest-bearing debt obligation of a bank.  Commercial Paper is an unsecured, short-term debt obligation of a bank, corporation or other borrower.  Commercial Paper is usually sold on a discounted basis rather than as an interest-bearing instrument and its maturities generally range from 2 to 270 days.  The Funds will invest in Commercial Paper only if it is rated one of the top two rating categories by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”), or Fitch Investors Service, Inc. (“Fitch”) or, if not rated, is of equivalent quality in opinion of the Advisor, with respect to the Focus Fund, and of the Advisor and Sub-Advisor (collectively, “Advisors”, meaning the Advisor with respect to the Focus Fund and the Advisor and/or Sub-Advisor with respect to the Dividend Fund) in the case of the Dividend Fund.  Commercial Paper may include Master Notes of the same quality.  Master Notes are unsecured obligations which are redeemable upon demand of the holder and which permit the investment of fluctuating amounts at varying rates of interest.  Master Notes will be acquired by the Funds only through the Master Note program of the Funds’ custodian bank, acting as administrator thereof.  The Advisors will monitor, on an ongoing basis, the earnings power, cash flow, and other liquidity ratios of the issuer of a Master Note held by the Funds.

Funding Agreements.  The Funds may invest in various types of funding agreements.  A funding agreement is, in substance, an obligation of indebtedness negotiated privately between an investor and an insurance company.  Funding agreements often have maturity-shortening features, such as an unconditional put, that permit the investor to require the insurance company to return the principal amount of the funding agreement, together with accrued interest, within one year or less.  Most funding agreements are not transferable by the investor and, therefore, are illiquid, except to the extent the funding agreement is subject to a demand feature of seven days or less.  An insurance company may be subject to special protection under state insurance laws, which protections may impair the ability of the investor to require prompt performance by the insurance company of its payment obligations under the funding agreement.

Investment Companies.  The Funds may, from time to time, invest in securities of other investment companies, including, without limitation, money market funds and exchange traded funds (“ETFs”).  The Funds expect to rely on Rule 12d1-1 under the 1940 Act when purchasing shares of a money market fund.  Under Rule 12d1-1, the Funds may generally invest without limitation in money market funds as long as the Funds pay no sales charge (“sales charge”), as defined in rule 2830(b)(8) of the Conduct Rules of the Financial Industry Regulatory Authority (“FINRA”), or service fee, as defined in Rule 2830(b)(9) of the Conduct Rules of FINRA, charged in connection with the purchase, sale, or redemption of securities issued by the money market fund (“service fee”); or the Adviser waives its management fee in an amount necessary to offset any sales charge or service fee.  The Funds expect to rely on Section 12(d)(1)(F) of the 1940 Act when purchasing shares of other investment companies that are not money market funds.  Under Section 12(d)(1)(F), the Funds may generally acquire shares of another investment company unless, immediately after such acquisition, the Funds and its affiliated persons would hold more than 3% of the investment company’s total outstanding stock (the “3% Limitation”).  To the extent the 3% Limitation applies to an investment the Funds wish to make, the Funds may be prevented from allocating its investments in the manner that the Adviser considers optimal.  Also, in the event that there is a proxy vote with respect to shares of another investment company purchased and held by the Funds under Section 12(d)(1)(F), then the Funds will either (i) vote such shares in the same proportion as the vote of all other holders of such securities; or (ii) contact their shareholders for instructions regarding how to vote the proxy.  Investments in other investment companies subject the Funds to additional operating and management fees and expenses.  For example, investors in the Funds will indirectly bear fees and expenses charged by underlying investment companies in which the Funds invest, in addition to the direct fees and expenses of the Funds.

Exchange Traded Funds.  The Funds may invest in an exchange traded fund (“ETF”).  An ETF is an investment company that holds a portfolio of common stock or bonds designed to track the performance of a securities index or sector of an index.  ETFs are traded on a securities exchange based on their market value.  An investment in an ETF generally presents the same primary risks as an investment in a conventional registered investment company (i.e., one that is not exchange traded), including the risk that the general level of stock prices, or that the prices of stocks within a particular sector, may increase or decrease, thereby affecting the value of the shares of an ETF.  In addition, all ETFs will have costs and expenses that will be passed on to the Funds and these costs and expenses will in turn increase the expenses of the Funds.  ETFs are also subject to the following risks that often do not apply to conventional investment companies: (i) the market price of the ETF’s shares may trade at a discount to the ETF’s net asset value, and as a result, ETFs may experience more price volatility than other types of portfolio investments and such volatility could negatively impact the net asset value of the Funds; (ii) an active trading market for an ETF’s shares may not develop or be maintained at a sufficient volume; (iii) trading of an ETF’s shares may be halted if the listing exchange deems such action appropriate; and (iv) ETF shares may be delisted from the exchange on which they trade, or “circuit breakers” (which are tied to large decreases in stock prices used by the exchange) may temporarily halt trading in the ETF’s stock.  ETFs are also subject to the risks of the underlying securities or sectors that the ETF is designed to track.  Finally, there may be legal limitations and other conditions imposed by SEC rules on the amount of the ETF shares that the Funds may acquire.

Equity Securities.  The equity portion of the Funds’ portfolio will generally be comprised of common stocks traded on domestic securities exchanges or on the over-the-counter market.  In addition to common stocks, the equity portion of the Funds’ portfolio may also include preferred stocks, convertible preferred stocks, and convertible bonds.  Prices of equity securities in which the Funds invest may fluctuate in response to many factors, including, but not limited to, the activities of the individual companies whose securities the Funds own, general market and economic conditions, interest rates, and specific industry changes.  Such price fluctuations subject the Funds to potential losses.  In addition, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Funds.  Market declines may continue for an indefinite period of time, and investors should understand that during temporary or extended bear markets, the value of equity securities will decline.

Convertible Securities.  Although the equity investments of the Funds consist primarily of common and preferred stocks, the Fund may buy securities convertible into common stock if, for example, the Advisors believe that a company’s convertible securities are undervalued in the market.  Convertible securities eligible for purchase by the Funds include convertible bonds, convertible preferred stock, and warrants. A warrant is an instrument issued by a corporation which gives the holder the right to subscribe to a specific amount of the corporation’s capital stock at a set price for a specified period of time.  Warrants do not represent ownership of the securities, but only the right to buy the securities.  The prices of warrants do not necessarily move parallel to the prices of underlying securities.  Warrants may be considered speculative in that they have no voting rights, pay no dividends, and have no rights with respect to the assets of a corporation issuing them.  Warrant positions will not be used to increase the leverage of the Funds; consequently, warrant positions are generally accompanied by cash positions equivalent to the required exercise amount.  The Funds’ ability to invest in warrants may be limited by the Funds’ investment restrictions.

Companies With Unusual Valuations Based Upon Many Traditional Methods.  The Funds may invest in securities of companies whose market prices grow and very quickly reflect unreasonable valuations by traditional valuation techniques.  Many of these types of companies have a low level of revenues relative to their market capitalization, and many are not yet profitable.

Since the prices of the securities of these companies do not reflect the usual relationships between price and corporate revenues, income, or profits, investments in these securities are accompanied by a substantial risk of loss because of their volatility and speculative nature.  Numerous factors may cause the prices of these securities to fall precipitously, which may cause the Funds to sustain substantial losses on any investments in such companies.  These factors include, but are not limited to, market participants evaluating these securities using more traditional valuation techniques, investors taking less interest in these securities, a general downturn in the market for these securities, or adverse changes in market participants’ expectations regarding the potential markets, revenues, income, or profitability for these types of companies.

Foreign Securities.  The Funds may invest directly in foreign securities traded on U.S. national exchanges or over-the-counter domestic exchanges; foreign securities represented by American Depository Receipts (“ADRs”), as described below; and foreign securities traded on foreign exchanges.  The Funds may also invest in foreign currency-denominated fixed-income securities.  Investing in securities issued by companies whose principal business activities are outside the United States may involve significant risks not present in domestic investments.  For example, there is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of the U.S. securities laws.  Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to domestic issuers.  Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, limitation on the removal of cash or other assets of the Fund, political or financial instability, or diplomatic and other developments which could affect such investments.  Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States.  Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility.  Additional costs associated with an investment in foreign securities may include higher custodial fees than would apply to domestic custodial arrangements, and transaction costs of foreign currency conversions.  Certain foreign governments levy withholding taxes on dividend and interest income.  Although in some countries it is possible for a Fund to recover a portion of these taxes, the portion that cannot be recovered will reduce the income that a Fund receives from its investments.

ADRs provide a method whereby the Funds may invest in securities issued by companies whose principal business activities are outside the United States.  ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities, and may be issued as sponsored or unsponsored programs.  In sponsored programs, an issuer has made arrangements to have its securities trade in the form of ADRs.  In unsponsored programs, the issuer may not be directly involved in the creation of the program.  Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program.

Corporate and Municipal Debt Securities.  The Funds may invest in fixed income investments, including corporate, municipal, or other government debt securities.  Corporate and municipal debt obligations purchased by the Fund may be any credit quality, maturity, or yield.  Accordingly, the Funds’ debt securities may include “investment grade” securities (those rated at least Baa by Moody’s, BBB by S&P or Fitch, or if not rated, of equivalent quality in the Advisors’ opinion).  In addition, the Funds’ debt securities may include lower-rated debt securities including, without limitation, junk bonds.  Debt obligations rated Baa by Moody’s or BBB by S&P or Fitch may be considered speculative and are subject to risks of non-payment of interest and principal.  Debt obligations rated lower than Baa by Moody’s or lower than BBB by S&P or Fitch are generally considered speculative and subject to significant risks of non-payment of interest and principal.  Descriptions of the quality ratings of Moody’s, S&P, and Fitch are contained in this SAI.  While the Advisors utilize the ratings of various credit rating services as one factor in establishing creditworthiness, they rely primarily upon their own analysis of factors establishing creditworthiness.  The retail secondary market for these “junk bonds” may be less liquid than that of higher-rated securities and adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculation the Fund’s net asset value.  These risks can reduce the Fund’s share prices and the income it earns.

U.S. Government Securities.  The Funds may invest in U.S. Government securities, defined to be U.S. Government obligations such as U.S. Treasury notes, U.S. Treasury bonds, and U.S. Treasury bills, obligations guaranteed by the U.S. Government such as Government National Mortgage Association (“GNMA”), as well as obligations of U.S. Government authorities, agencies, and instrumentalities such as Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”), Federal Housing Administration (“FHA”), Federal Farm Credit Bank (“FFCB”), Federal Home Loan Bank (“FHLB”), Student Loan Marketing Association (“SLMA”), and The Tennessee Valley Authority.  U.S. Government securities may also be acquired subject to repurchase agreements.  While obligations of some U.S. Government sponsored entities are supported by the full faith and credit of the U.S. Government (e.g. GNMA), several are supported by the right of the issuer to borrow from the U.S. Government (e.g. FNMA, FHLMC), and still others are supported only by the credit of the issuer itself (e.g. SLMA, FFCB).  No assurance can be given that the U.S. Government will provide financial support to U.S. Government agencies or instrumentalities in the future, other than as set forth above, since it is not obligated to do so by law.  The guarantee of the U.S. Government does not extend to the yield or value of a Fund’s shares.

Real Estate Securities.  Although the Funds will not invest directly in real estate, the Funds may invest in securities of issuers primarily engaged in or related to the real estate industry.  The Funds may invest in real estate investment trusts (“REITs”) and real estate operating companies, as well as other types of real estate securities such as publicly traded common stock, preferred stock, limited partnerships (including real estate master limited partnerships), rights or warrants to purchase common stock or convertible securities of corporations engaged in real estate development or companies whose financial prospects are deemed by the Advisors to be real estate oriented and consistent with the Fund’s investment objectives.  A REIT is a pooled investment vehicle that is organized as a corporation or business trust which invests primarily in income producing real estate or real estate loans or interests.  Therefore, an investment in REITs or other real estate securities is subject to certain risks associated with the direct ownership of real estate and with the real estate industry in general.  These risks include, among others:  possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds; overbuilding; extended vacancies of properties; increases in competition, property taxes, and operating expenses; changes in zoning laws; costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems; casualty or condemnation losses; uninsured damages from floods, earthquakes, or other natural disasters; limitations on and variations in rents; and changes in interest rates. To the extent that assets underlying the REIT’s investments are concentrated geographically, by property type or in certain other respects, the REIT may be subject to certain of the foregoing risks to a greater extent.  Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents.  Equity REITs may be affected by changes in the value of the underlying property owned by the REITs.  Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments.  Mortgage REITs may be affected by the quality of any credit extended.  REITs are dependent upon management skills, are not diversified, and are subject to heavy cash flow dependency, default by borrowers, and self-liquidation.  REITs are also subject to the possibilities of failing to qualify for tax-free pass-through of income under the U.S. Internal Revenue Code and failing to maintain their exemptions from registration under the 1940 Act.

REITs (especially mortgage REITs) are also subject to interest rate risks.  When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise.  Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline.  In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT’s investment in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.  Investing in REITs involves risks similar to those associated with investing in small capitalization companies.  REITs may have limited financial resources, may trade less frequently and in a limited volume, and may be subject to more abrupt or erratic price movements than larger company securities.

Futures Contracts.  A futures contract is a bilateral agreement to buy or sell a security (or deliver a cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contracts) for a set price in the future.  Futures contracts are designated by boards of trade which have been designated “contracts markets” by the Commodities Futures Trading Commission (“CFTC”).  No purchase price is paid or received when the contract is entered into.  Instead, a Fund, upon entering into a futures contract (and to maintain a Fund’s open positions in futures contracts), would be required to deposit with its custodian in a segregated account in the name of the futures broker an amount of cash, U.S. government securities, suitable money market instruments, or liquid, high-grade debt securities, known as “initial margin.”  The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract.  Futures contracts are customarily purchased and sold on margin that may range upward from less than 5% of the value of the contract being traded.  By using futures contracts as a risk management technique, given the greater liquidity in the futures market than in the cash market, it may be possible to accomplish certain results more quickly and with lower transaction costs.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin.  However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to a Fund.  These subsequent payments, called “variation margin,” to and from the futures broker, are made on a daily basis as the price of the underlying assets fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as “marking to the market.”  The Funds expect to earn interest income on their initial and variation margin deposits.

The Funds will incur brokerage fees when they purchase and sell futures contracts.  Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but are instead liquidated through offsetting transactions that may result in a gain or a loss.  While futures positions taken by a Fund will usually be liquidated in this manner, a Fund may instead make or take delivery of underlying securities whenever it appears economically advantageous for a Fund to do so.  A clearing organization associated with the exchange on which futures are traded assumes responsibility for closing out transactions and guarantees that as between the clearing members of an exchange, the sale and purchase obligations will be performed with regard to all positions that remain open at the termination of the contract.

Securities Index Futures Contracts.  Purchases or sales of securities index futures contracts may be used in an attempt to protect the Funds’ current or intended investments from broad fluctuations in securities prices.  A securities index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract.  On the contract’s expiration date a final cash settlement occurs and the futures positions are simply closed out.  Changes in the market value of a particular index futures contract reflect changes in the specified index of securities on which the future is based.

By establishing an appropriate “short” position in index futures, a Fund may also seek to protect the value of its portfolio against an overall decline in the market for such securities.  Alternatively, in anticipation of a generally rising market, a Fund can seek to avoid losing the benefit of apparently low current prices by establishing a “long” position in securities index futures and later liquidating that position as particular securities are in fact acquired.  To the extent that these hedging strategies are successful, a Fund will be affected to a lesser degree by adverse overall market price movements than would otherwise be the case.

Options on Futures Contracts.  The Funds may purchase exchange-traded and non-exchange traded call and put options on futures contracts and write exchange-traded and non-exchange traded call options on futures contracts.  Certain of these put and call options are traded on exchanges that are licensed and regulated by the CFTC for the purpose of options trading.  Other such put and call options are not traded on exchanges but are traded in secondary markets.  A call option on a futures contract gives the purchaser the right, in return for the premium paid, to purchase a futures contract (assume a “long” position) at a specified exercise price at any time before the option expires.  A put option gives the purchaser the right, in return for the premium paid, to sell a futures contract (assume a “short” position), for a specified exercise price at any time before the option expires.

The Funds will write only options on futures contracts that are “covered.”  A Fund will be considered “covered” with respect to a put option it has written if, so long as it is obligated as a writer of the put, a Fund segregates with its custodian cash, U.S.  government securities or liquid securities at all times equal to or greater than the aggregate exercise price of the puts it has written (less any related margin deposited with the futures broker).  A Fund will be considered “covered” with respect to a call option it has written on a debt security future if, so long as it is obligated as a writer of the call, a Fund owns a security deliverable under the futures contract.  A Fund will be considered “covered” with respect to a call option it has written on a securities index future if a Fund owns, so long as a Fund is obligated as the writer of the call, securities the price changes of which are, in the opinion of the Advisors, expected to replicate substantially the movement of the index upon which the futures contract is based.

Upon the exercise of a call option, the writer of the option is obligated to sell the futures contract (to deliver a “long” position to the option holder) at the option exercise price, which will presumably be lower than the current market price of the contract in the futures market.  Upon exercise of a put, the writer of the option is obligated to purchase the futures contract (deliver a “short” position to the option holder) at the option exercise price, which will presumably be higher than the current market price of the contract in the futures market.  When the holder of an option exercises it and assumes a long futures position, in the case of a call, or a short futures position, in the case of a put, its gain will be credited to its futures margin account, while the loss suffered by the writer of the option will be debited to its account and must be immediately paid by the writer.  However, as with the trading of futures, most participants in the options markets do not seek to realize their gains or losses by exercise of their option rights.  Instead, the holder of an option will usually realize a gain or loss by buying or selling an offsetting option at a market price that will reflect an increase or a decrease from the premium originally paid.

If a Fund writes options on futures contracts, a Fund will receive a premium but will assume a risk of adverse movement in the price of the underlying futures contract comparable to that involved in holding a futures position.  If the option is not exercised, the particular Fund will realize a gain in the amount of the premium, which may partially offset unfavorable changes in the value of securities held in or to be acquired for a Fund.  If the option is exercised, a Fund will incur a loss in the option transaction, which will be reduced by the amount of the premium it has received, but which will offset any favorable changes in the value of its portfolio securities or, in the case of a put, lower prices of securities it intends to acquire.

Options on futures contracts can be used by the Funds to hedge substantially the same risks as might be addressed by the direct purchase or sale of the underlying futures contracts.  If a Fund purchases an option on a futures contract, it may obtain benefits similar to those that would result if it held the futures position itself.  Purchases of options on futures contracts may present less risk in hedging than the purchase and sale of the underlying futures contracts, since the potential loss is limited to the amount of the premium plus related transaction costs.

The purchase of put options on futures contracts is a means of hedging against a general decline in market prices.  The purchase of a call option on a futures contract represents a means of hedging against a market advance when the particular Fund is not fully invested.

The writing of a call option on a futures contract constitutes a partial hedge against declining prices of the underlying securities.  If the futures price at expiration is below the exercise price, a Fund will retain the full amount of the option premium, which provides a partial hedge against any decline that may have occurred in the value of a Fund’s securities.  The writing of a put option on a futures contract is analogous to the purchase of a futures contract in that it hedges against an increase in the price of securities a Fund intends to acquire.  However, the hedge is limited to the amount of premium received for writing the put.

Limitations on Purchase and Sale of Futures Contracts and Options on Futures Contracts.  Futures contracts and options on futures contracts can be volatile instruments and involve certain risks.  If the Advisors apply a hedge at an inappropriate time or judge market movements incorrectly, options and futures strategies may lower a Fund’s return.  A Fund could also experience losses if the prices of its options and futures positions were poorly correlated with its other investments, or if it could not close out its position because of an illiquid market.  The Funds will not engage in transactions in futures contracts and related options for speculation.  In addition, the Funds will not purchase or sell futures contracts or related options unless either (1) the futures contracts or options thereon are purchased for “bona fide hedging” purposes (as defined under the CFTC regulations) or (2) if purchased for other purposes, the sum of the amounts of initial margin deposits on a Fund’s existing futures and premiums required to establish non-hedging positions, less the amount by which any such options positions are “in-the-money” (as defined under CFTC regulations) would not exceed 5% of the liquidation value of a Fund’s total assets.  In instances involving the purchase of futures contracts or the writing of covered put options thereon by a Fund, an amount of cash and cash equivalents, equal to the cost of such futures contracts or options written (less any related margin deposits), will be deposited in a segregated account with a Fund’s custodian, thereby ensuring that the use of such futures contracts and options is unleveraged.  In instances involving the sale of futures contracts or the writing of covered call options thereon by a Fund, the securities underlying such futures contracts or covered options will at all times be maintained by a Fund or, in the case of index futures and related options, a Fund will own securities the price changes of which are, in the opinion of the Advisors, expected to replicate substantially the movement of the index upon which the futures contract or covered option is based.

Options.  A call option is a contract which gives the purchaser of the option (in return for a premium paid) the right to buy, and the writer of the option (in return for a premium received) the obligation to sell, the underlying security at the exercise price at any time prior to the expiration of the option, regardless of the market price of the security during the option period.  A call option on a security is covered, for example, when the writer of the call option owns the security on which the option is written (or on a security convertible into such a security without additional consideration) throughout the option period.  In contrast, a call option is uncovered (or naked) when the writer of the call option does not simultaneously own the underlying security on which the call option is written (or does not own a security convertible into such security without additional consideration) during the entire option period.  The risks associated with covered option transactions include the following: (i) the success of a hedging strategy may depend on the ability of the Advisors to predict movements in the prices of the individual securities, fluctuations in markets, and movements in interest rates; (ii) there may be an imperfect or no correlation between the changes in the market value of the securities held by a Fund and the prices of options; (iii) there may not be a liquid secondary market for options; and (iv) while a Fund will receive a premium when it writes covered call options, it may not participate fully in a rise in the market value of the underlying security.  This is because if the Fund’s underlying stock runs up past the option strike price the option holder may exercise the option to purchase the shares at the agreed upon price.  The Fund’s profits in this scenario will be limited to the difference between the purchase price and the strike price, plus the option premium received.

Writing Covered Call Options.  The Funds will write covered call options both to reduce the risks associated with certain of their investments and to increase total investment return through the receipt of premiums.  In return for the premium income, a Fund will give up the opportunity to profit from an increase in the market price of the underlying security above the exercise price so long as its obligations under the contract continue, except insofar as the premium represents a profit.  Moreover, in writing the call option, a Fund will retain the risk of loss should the price of the security decline.  The premium is intended to offset that loss in whole or in part.  Unlike the situation in which a Fund owns securities not subject to a call option, a Fund, in writing covered call options, must assume that the call may be exercised at any time prior to the expiration of its obligation as a writer, and that, in such circumstances, the net proceeds realized from the sale of the underlying securities pursuant to the call may be substantially below the prevailing market price.

A Fund may terminate its obligation under an option it has written by buying an identical option.  Such a transaction is called a “closing purchase transaction.”  The Fund will realize a gain or loss from a closing purchase transaction if the amount paid to purchase a call option is less or more than the amount received from the sale of the corresponding call option.  Also, because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the exercise or closing out of a call option is likely to be offset in whole or part by unrealized appreciation of the underlying security owned by a Fund.  When an underlying security is sold from a Fund’s securities portfolio, a Fund will effect a closing purchase transaction so as to close out any existing covered call option on that underlying security.

Writing Put Options.  The writer of a put option becomes obligated to purchase the underlying security at a specified price during the option period if the buyer elects to exercise the option before its expiration date.  If a Fund writes a put option, a Fund will be required to “cover” it, for example, by depositing and maintaining in a segregated account with its custodian cash, U.S. government securities, or other liquid securities having a value equal to or greater than the exercise price of the option.

A Fund may write put options either to earn additional income in the form of option premiums (anticipating that the price of the underlying security will remain stable or rise during the option period and the option will therefore not be exercised) or to acquire the underlying security at a net cost below the current value (e.g., the option is exercised because of a decline in the price of the underlying security, but the amount paid by a Fund, offset by the option premium, is less than the current price). The risk of either strategy is that the price of the underlying security may decline by an amount greater than the premium received.  The premium which a Fund receives from writing a put option will reflect, among other things, the current market price of the underlying security, the relationship of the exercise price to that market price, the historical price volatility of the underlying security, the option period, supply and demand, and interest rates.  The Fund may effect a closing purchase transaction to realize a profit on an outstanding put option or to prevent an outstanding put option from being exercised.

Purchasing Put and Call Options.  A Fund may purchase put options on securities to protect its holdings against a substantial decline in market value.  The purchase of put options on securities will enable a Fund to preserve, at least partially, unrealized gains in an appreciated security in its portfolio without actually selling the security.  In addition, a Fund will continue to receive interest or dividend income on the security.  A Fund may also purchase call options on securities to close out positions.  A Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction costs paid on the put or call option which was bought.

Securities Index Options.  A Fund may write puts, write (or sell) covered call options, and purchase put and call options on securities indexes for the purpose of hedging against the risk of unfavorable price movements adversely affecting the value of a Fund’s securities or securities it intends to purchase.  The Funds will only write call options that are “covered”.  A call option on a securities index is considered covered, for example, if, so long as a Fund is obligated as the writer of the call, it holds securities the price changes of which are, in the opinion of the Advisors, expected to replicate substantially the movement of the index or indexes upon which the options written by a Fund are based.  If the Fund writes a put on a securities index, the Fund will be considered to “cover” it, for example, by segreating with its custodian cash, U.S. government securities, or other liquid high-grade debt obligations having a value equal to or greater than the exercise price of the option.  Unlike a stock option, which gives the holder the right to purchase or sell a specified stock at a specified price, an option on a securities index gives the holder the right to receive a cash “exercise settlement amount” equal to the difference between the exercise price of the option and the value of the underlying stock index on the exercise date, multiplied by a fixed “index multiplier.”

A securities index fluctuates with changes in the market value of the securities so included.  For example, some securities index options are based on a broad market index such as the S&P 500 Total Return Index or the NYSE Composite Index, or a narrower market index such as the S&P 100 Index.  Indexes may also be based on an industry or market segment such as the AMEX Oil and Gas Index or the Computer and Business Equipment Index.

The Funds’ use of securities index options is subject to certain risks.  A Fund’s ability to effectively hedge all or a portion of the securities in its portfolio, in anticipation of or during a market decline through transactions in put options on securities indexes, depends on the degree to which price movements in the underlying index correlate with the price movements in a Fund’s portfolio securities.  Consequently, a Fund will bear the risk that the prices of its portfolio securities being hedged will not move in the same amount as the prices of a Fund’s put options on the securities indexes.  It is also possible that there may be a negative correlation between the index and a Fund’s portfolio securities that would result in a loss on both such portfolio securities and the options on securities indexes acquired by a Fund.

While transactions in derivatives may reduce certain risks, these transactions themselves entail certain other risks.  For example, unanticipated changes in interest rates, securities prices, or currency exchange rates may result in a poorer overall performance of a Fund than if it had not entered into any derivatives transactions.  Derivatives may magnify a Fund’s gains or losses, causing it to make or lose substantially more than it invested.

When used for hedging purposes, increases in the value of the securities a Fund holds or intends to acquire should offset any losses incurred with a derivative.  Purchasing derivatives for purposes other than hedging could expose a Fund to greater risks.

A Fund’s ability to hedge its securities through derivatives depends on the degree to which price movements in the underlying index or instrument correlate with price movements in the relevant securities.  In the case of poor correlation, the price of the securities a Fund is hedging may not move in the same amount, or even in the same direction as the hedging instrument.  The Advisor will try to minimize this risk by investing only in those contracts whose behavior it expects to resemble with the portfolio securities it is trying to hedge.  However, if a Fund’s prediction of interest and currency rates, market value, volatility, or other economic factors is incorrect, a Fund may lose money, or may not make as much money as it expected.

Derivative prices can diverge from the prices of their underlying instruments, even if the characteristics of the underlying instruments are very similar to the derivative.  Listed below are some of the factors that may cause such a divergence:

•	current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract;
•
a difference between the derivatives and securities markets, including different levels of demand, how the instruments are traded, the imposition of daily price fluctuation limits or trading of an instrument stops; and

•	differences between the derivatives, such as different margin requirements, different liquidity of such markets, and the participation of speculators in such markets.

Derivatives based upon a narrower index of securities, such as those of a particular industry group, may present greater risk than derivatives based on a broad market index.  Since narrower indices are made up of a smaller number of securities, they are more susceptible to rapid and extreme price fluctuations because of changes in the value of those securities.

While currency futures and options values are expected to correlate with exchange rates, they may not reflect other factors that affect the value of the investments of a Fund.  A currency hedge, for example, should protect a yen-denominated security from a decline in the yen, but will not protect a Fund against a price decline resulting from deterioration in the issuer’s creditworthiness.  Because the value of a Fund’s foreign-denominated investments changes in response to many factors other than exchange rates, it may not be possible to match the amount of currency options and futures to the value of a Fund’s investments precisely over time.

Before a futures contract or option is exercised or expires, a Fund can terminate it only by entering into a closing purchase or sale transaction.  Moreover, a Fund may close out a futures contract only on the exchange the contract was initially traded.  Although a Fund intends to purchase options and futures only where there appears to be an active market, there is no guarantee that such a liquid market will exist.  If there is no secondary market for the contract, or the market is illiquid, a Fund may not be able to close out its position.  In an illiquid market, a Fund may:

•	have to sell securities to meet its daily margin requirements at a time when it is disadvantageous to do so;
•	have to purchase or sell the instrument underlying the contract;
•	not be able to hedge its investments; and
•	not be able to realize profits or limit its losses.

Derivatives may become illiquid (i.e., difficult to sell at a desired time and price) under a variety of market conditions.  For example:

•	an exchange may suspend or limit trading in a particular derivative instrument, an entire category of derivatives, or all derivatives, which sometimes occurs because of increased market volatility;
•	unusual or unforeseen circumstances may interrupt normal operations of an exchange;
•	the facilities of the exchange may not be adequate to handle current trading volume;
•	equipment failures, government intervention, insolvency of a brokerage firm or clearing house, or other occurrences may disrupt normal trading activity; or
•	investors may lose interest in a particular derivative or category of derivatives.

If the Advisor incorrectly predicts stock market and interest rate trends, a Fund may lose money by investing in derivatives.  For example, if a Fund were to write a call option based on the Advisor’s expectation that the price of the underlying security would fall, but the price were to rise instead, a Fund could be required to sell the security upon exercise at a price below the current market price.  Similarly, if a Fund were to write a put option based on the Advisor’s expectation that the price of the underlying security would rise, but the price were to fall instead, a Fund could be required to purchase the security upon exercise at a price higher than the current market price.

Because of the low margin deposits required upon the opening of a derivative position, such transactions involve an extremely high degree of leverage.  Consequently, a relatively small price movement in a derivative may result in an immediate and substantial loss (as well as gain) to a Fund and it may lose more than it originally invested in the derivative.

If the price of a futures contract changes adversely, a Fund may have to sell securities at a time when it is disadvantageous to do so to meet its minimum daily margin requirement.  A Fund may lose its margin deposits if a broker with whom it has an open futures contract or related option becomes insolvent or declares bankruptcy.

The prices of derivatives are volatile (i.e., they may change rapidly, substantially, and unpredictably) and are influenced by a variety of factors, including:

•	actual and anticipated changes in interest rates;
•	fiscal and monetary policies; and
•	national and international political events.

Most exchanges limit the amount by which the price of a derivative can change during a single trading day.  Daily trading limits establish the maximum amount that the price of a derivative may vary from the settlement price of that derivative at the end of trading on the previous day.  Once the price of a derivative reaches this value, the Funds may not trade that derivative at a price beyond that limit.  The daily limit governs only price movements during a given day and does not limit potential gains or losses.  Derivative prices have occasionally moved to the daily limit for several consecutive trading days, preventing prompt liquidation of the derivative.

Forward Commitment & When-Issued Securities.  The Funds may purchase securities on a when-issued basis or for settlement at a future date if a Fund holds sufficient assets to meet the purchase price.  In such purchase transactions, a Fund will not accrue interest on the purchased security until the actual settlement.  Similarly, if a security is sold for a forward date, a Fund will accrue the interest until the settlement of the sale.  When-issued security purchases and forward commitments have a higher degree of risk of price movement before settlement due to the extended time period between the execution and settlement of the purchase or sale.  As a result, the exposure to the counterparty of the purchase or sale is increased.  Although the Funds would generally purchase securities on a forward commitment or when-issued basis with the intention of taking delivery, a Fund may sell such a security prior to the settlement date if the Advisors feels such action is appropriate.  In such a case, a Fund could incur a short-term gain or loss.

Illiquid Investments.  The Funds may invest up to 15% of their net assets in illiquid securities, which are investments that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the prices at which they are valued.  The following securities may be considered to be illiquid: repurchase agreements maturing in more than seven days,  nonpublicly offered securities, restricted securities, assignments, participations, investment certificates, and certain limited partnerships.  Under the supervision of the Trustees, the Advisors determine the liquidity of the Fund’s investments, and through reports from the Advisors, the Trustees monitor investments in illiquid instruments.  In determining the liquidity of the Fund’s investments, the Advisors may consider various factors including (i) the frequency of trades and quotations; (ii) the number of dealers and prospective purchasers in the marketplace; (iii) dealer undertakings to make a market; (iv) the nature of the security (including any demand or tender features); and (v) the nature of the marketplace for trades (including the ability to assign or offset a Fund’s rights and obligations relating to the investment).  If through a change in values, net assets, or other circumstances, a Fund were in a position where more than 15% of its net assets were invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.  Investment in illiquid securities poses risks of potential delays in resale and uncertainty in valuation.  Limitations on resale may have an adverse effect on the marketability of portfolio securities and the Fund may be unable to dispose of illiquid securities promptly or at reasonable prices.

Restricted Securities.  Within their limitation on investment in illiquid securities, the Funds may purchase restricted securities that generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the federal securities laws, or in a registered public offering.  Where registration is required, a Fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time a Fund may be permitted to sell a security under an effective registration statement.  If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed when it decided to seek registration of the security.  Restricted Securities which can be offered and sold to qualified institutional buyers under Rule 144A of the 1933 Act (“144A Securities”) and are determined to be liquid under guidelines adopted by and subject to the supervision of the Trustees are not subject to the limitations on illiquid securities.

Lending of Portfolio Securities.  In order to generate additional income, the Funds may lend portfolio securities in an amount up to 33% of total Fund assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities which the Advisors have determined are creditworthy under guidelines established by the Board of Trustees.  In determining whether a Fund will lend securities, the Advisors will consider all relevant facts and circumstances.  The Funds may not lend securities to any company affiliated with the Advisors.  Each loan of securities will be collateralized by cash, securities, or letters of credit.  A Fund might experience a loss if the borrower defaults on the loan.

The borrower at all times during the loan must maintain with the Fund cash or cash equivalent collateral, or provide to the Fund an irrevocable letter of credit equal in value to at least 100% of the value of the securities loaned.  While the loan is outstanding, the borrower will pay the Fund any interest paid on the loaned securities, and the Fund may invest the cash collateral to earn additional income.  Alternatively, the Fund may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit.  It is anticipated that the Fund may share with the borrower some of the income received on the collateral for the loan or the Fund will be paid a premium for the loan.  Loans are subject to termination at the option of the Fund or the borrower at any time.  The Fund may pay reasonable administrative and custodial fees in connection with a loan, and may pay a negotiated portion of the income earned on the cash to the borrower or placing broker.  As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.

Short Sales.  The Focus Fund may commit up to 25% of the Focus Fund’s assets in short sales, which are transactions in which the Fund sells a security it does not own in anticipation of a decline in the market value of that security.  To complete a short sale transaction, the Focus Fund will borrow the security from a broker-dealer, which generally involves the payment of a premium and transaction costs.  The Focus Fund then sells the borrowed security to a buyer in the market.  The Focus Fund will then cover the short position by buying shares in the market either (i) at its discretion; or (ii) when called by the broker-dealer lender.  Until the security is replaced, the Focus Fund is required to pay the broker-dealer lender any dividends or interest that accrue during the period of the loan.  In addition, the net proceeds of the short sale will be retained by the broker to the extent necessary to meet regulatory or other requirements, until the short position is closed out.

The Focus Fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the Focus Fund replaces the borrowed security.  The Focus Fund will realize a gain if the security declines in price between those dates.  Short sales involve leverage, which may exaggerate a gain or loss.  The amount of any gain will be decreased, and the amount of any loss increased by the amount of the premium, dividends, interest, or expenses the Focus Fund may be required to pay in connection with a short sale.  The use of borrowing and short sales may cause the Fund to incur higher expenses (especially interest and dividend expenses) than those of other equity mutual funds.  When the Focus Fund makes a short sale, the Focus Fund will segregate liquid assets (such as cash, U.S. Government securities, or equity securities) on the Focus Fund’s books and/or in a segregated account at the Focus Fund’s custodian in an amount sufficient to cover the current value of the securities to be replaced as well as any dividends, interest, and/or transaction costs due to the broker-dealer lender.  In determining the amount to be segregated, any securities that have been sold short by the Focus Fund will be marked to market daily.  To the extent the market price of the security sold short increases and more assets are required to meet the Focus Fund’s short sale obligations, additional assets will be segregated to ensure adequate coverage of the Focus Fund’s short position obligations.

In addition, the Focus Fund may make short sales “against the box” i.e., when the Focus Fund sells a security short when the Focus Fund has segregated securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding.  The Fund will incur transaction costs, including interest, in connection with opening, maintaining, and closing short sales against the box.

Lack of Diversification.  The Funds are non-diversified funds, which means that the Trust has not made an election to be a “diversified” investment company under the 1940 Act.  Most mutual funds elect to be “diversified” funds that, as to 75% of their assets, cannot invest more than 5% of their assets in any one security at any given time.  A non-diversified fund is not subject to this limitation, and so it can hold a relatively small number of securities in its portfolio.  Even a non-diversified fund has to have some diversification for tax purposes, though.  Under the tax code, all mutual funds are required, at the end of each quarter of the taxable year, to have (i) at least 50% of the market value of a Fund’s total assets be invested in cash, U.S. Government securities, the securities of other regulated investment companies, and other securities, limited with respect to any one issuer for the purposes of this calculation to an amount not greater than 5% of the value of a Fund’s total assets; and (ii) not more than 25% of the value of its total assets be invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies).

Subject to the requirements of the U.S. tax code and the Funds’ investment restrictions (see description below under “Investment Limitations”), the Funds may make significant investments in the securities of a particular issuer, select companies in a particular industry, or select companies in a sector within a particular industry.  Such a concentration of Fund investments exposes the Fund to additional risks, and greater potential for significant share price fluctuation.  The Funds may or may not have a diversified portfolio of investments at any given time, and may have large amounts of assets invested in a very small number of companies, industries, or securities.  Such lack of diversification substantially increases market risks and the risk of loss associated with an investment in the Fund, because the value of each security will have a greater impact on the Fund’s performance and the value of each shareholder’s investment.  When the value of a security in a non-diversified fund falls, it may have a greater impact on the fund than it would have in a diversified fund.

Borrowing.  To the extent permitted under the 1940 Act and other applicable law, the Funds may borrow money from banks in order to meet redemption requests.  In the event that a Fund should ever borrow money under these conditions, such borrowing could increase the Fund’s costs and thus reduce the value of the Fund’s assets and returns to shareholders.

Temporary Defensive Positions.  Each Fund may, from time to time, take temporary defensive positions that are inconsistent with that Fund’s principal investment strategies in an attempt to respond to adverse market, economic, political, or other conditions.  During such an unusual set of circumstances, each Fund may hold up to 100% of its portfolio in cash or cash equivalent positions (e.g., money market securities, U.S. Government securities, and/or similar securities).  When the Fund takes a temporary defensive position, the Fund may not be able to achieve its investment objective.

INVESTMENT LIMITATIONS

Each Fund has adopted the following fundamental investment limitations, which cannot be changed without approval by holders of a majority of the outstanding voting shares of a Fund.  A “majority” for this purpose, means, with respect to a Fund, the lesser of (i) 67% of a Fund’s outstanding shares represented in person or by proxy at a meeting at which more than 50% of its outstanding shares are represented or (ii) more than 50% of its outstanding shares.  Unless otherwise indicated, percentage limitations apply at the time of purchase.

Fundamental Limitations.  As a matter of fundamental policy, neither the Focus Fund nor the Dividend Fund may:

(1)
Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of transactions).  For purposes of this limitation, short sales of securities and futures trades, forward contracts, or similar trades requiring margin deposits or other use of a margin account are not considered purchasing securities on margin.

(2)	Issue senior securities, except as permitted by the 1940 Act;

(3)
Borrow money, except to the extent permitted under the 1940 Act and other applicable law (including, without limitation, borrowing to meet redemptions).  For purposes of this investment limitation, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing;

(4)
Pledge, mortgage, or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the deposit of assets in escrow in connection with writing covered put and call options and the purchase of securities on a when-issued or forward commitment basis and collateral and initial or variation margin arrangements with respect to options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices;

(5)	Act as underwriter except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter under certain federal securities laws;

(6)	Make investments for the purpose of exercising control or management over a portfolio company;

(7)	Invest in securities of other registered investment companies, except as permitted under the 1940 Act;

(8)
Make loans, provided that the Funds may lend their portfolio securities in an amount up to 33% of total Fund assets, and provided further that, for purposes of this limitation, investment in U.S. Government obligations, short-term commercial paper, certificates of deposit, bankers’ acceptances, and repurchase agreements shall not be deemed to be the making of a loan;

(9)
Purchase or sell real estate or interests in real estate; provided, however, that the Funds may purchase and sell securities which are secured by real estate and securities of companies which invest or deal in real estate (including, without limitation, investments in REITs and mortgage-backed securities);

(10)	Invest in commodities, except that the Funds may purchase and sell options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices; and

(11)
Invest directly 25% or more of total assets in securities of issues in any particular industry.  For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), securities of state and municipal governments and investment in other investment companies are not considered to be issued by members of any industry

Non-Fundamental Limitation.  The following investment limitation is not fundamental and may be changed without shareholder approval.  As a matter of non-fundamental policy, the Funds may not:

(1)	Invest in interests in oil, gas, or other mineral exploration or development programs, although the Funds may invest in the common stock of companies which invest in or sponsor such programs.

(2)
Invest more than 15% of their net assets in illiquid securities, which are investments that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the prices at which they are valued by the Fund.

With respect to the “fundamental” and “non-fundamental” investment limitations above, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction (i.e., percentage limitations are determined at the time of purchase); provided, however, that the limitation on borrowing under the Fund’s third fundamental investment restriction applies at all times.  If through a change in values, net assets, or other circumstances, a Fund were in a position where more than 15% of its net assets were invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.

Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness.  The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).

PORTFOLIO TRANSACTIONS

Subject to the general supervision of the Trustees, the Advisors are responsible for, make decisions with respect to, and place orders for all purchases and sales of portfolio securities for the Funds.

The annualized portfolio turnover rate for each Fund is calculated by dividing the lesser of purchases or sales of portfolio securities for the reporting period by the monthly average value of the portfolio securities owned during the reporting period.  The calculation excludes all securities whose maturities or expiration dates at the time of acquisition are one year or less.  Portfolio turnover of each Fund may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemption of shares and by requirements that enable a Fund to receive favorable tax treatment.  Portfolio turnover will not be a limiting factor in making Fund decisions, and each Fund may engage in short-term trading to achieve its investment objectives.  High rates of portfolio turnover could lower performance of the Funds due to increased transaction costs and may also result in realization of short-term capital gains taxed at ordinary income tax rates.  Because of an increase in portfolio trading primarily due to market conditions, the Focus Fund’s portfolio turnover rate was higher for the fiscal year ended October 31, 2009 than for the fiscal year ended October 31, 2008.

Purchases of money market instruments by the Funds are made from dealers, underwriters, and issuers.  The Funds currently do not expect to incur any brokerage commission expense on such transactions because money market instruments are generally traded on a “net” basis by a dealer acting as principal for its own account without a stated commission.  The price of the security, however, usually includes a profit to the dealer.  Securities purchased in underwritten offerings include a fixed amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount.  When securities are purchased directly from or sold directly to an issuer, no commissions or discounts are paid.

Transactions on U.S. stock exchanges involve the payment of negotiated brokerage commissions.  On exchanges on which commissions are negotiated, the cost of transactions may vary among different brokers.  Transactions in the over-the-counter market are generally on a net basis (i.e., without commission) through dealers, which may include a dealer mark-up, or otherwise involve transactions directly with the issuer of an instrument.

Normally, most of the Funds’ fixed income portfolio transactions will be principal transactions executed in over-the-counter markets and will be executed on a “net” basis, which may include a dealer mark-up.  With respect to securities traded only in the over-the-counter market, orders will be executed on a principal basis with primary market makers in such securities except where better prices or executions may be obtained on an agency basis or by dealing with other than a primary market maker.

The Funds may participate, if and when practicable, in bidding for the purchase of Fund securities directly from an issuer in order to take advantage of the lower purchase price available to members of a bidding group.  A Fund will engage in this practice, however, only when the Advisors, in their sole discretion, believe such practice to be otherwise in a Fund’s interest.

The Funds have adopted, and the Trustees have approved, policies and procedures relating to the direction of mutual fund portfolio securities transactions to broker-dealers.  In accordance with these policies and procedures, in executing Fund transactions and selecting brokers or dealers, the Advisors will seek to obtain the best overall terms available for each Fund.  In assessing the best overall terms available for any transaction, the Advisors shall consider factors they deem relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis.  The sale of Fund shares may not be considered when determining the firms that are to execute brokerage transactions for the Funds.

The Advisors will not use “soft dollar” commissions or rebates by brokerage firms of commissions generated by securities transactions of the Funds executed through those firms to pay expenses of the Advisors.

The Advisors may utilize a brokerage firm affiliated with the Trust or the Advisors if they believe they can obtain the best execution of transactions from such broker.  The Funds will not execute portfolio transactions through, acquire securities issued by, make savings deposits in, or enter into repurchase agreements with the Advisors or an affiliated person of the Advisors (as such term is defined in the 1940 Act) acting as principal, except to the extent permitted by the SEC.  In addition, the Funds will not purchase securities during the existence of any underwriting or selling group relating thereto of which the Advisors, or an affiliated person of the Advisors, are members, except to the extent permitted by the SEC.  Under certain circumstances, the Funds may be at a disadvantage because of these limitations in comparison with other investment companies that have similar investment objectives but are not subject to such limitations.

Investment decisions for a Fund will be made independently from those for the other Fund and any other series of the Trust, and for any other investment companies and accounts advised or managed by the Advisors.  Such other investment companies and accounts may also invest in the same securities as a Fund.  To the extent permitted by law, the Advisors may aggregate the securities to be sold or purchased for a Fund with those to be sold or purchased for another Fund or other investment companies or accounts in executing transactions.  When a purchase or sale of the same security is made at substantially the same time on behalf of a Fund and another investment company or account, the transaction will be averaged as to price and available investments allocated as to amount, in a manner which the Advisors believe to be equitable to a Fund and such other investment company or account.  In some instances, this investment procedure may adversely affect the price paid or received by a Fund or the size of the position obtained or sold by a Fund.

For the fiscal years ended October 31, 2009, 2008, and 2007, the Focus Fund paid brokerage commissions of $42,940, $28,634, and $29,267, respectively, and the Dividend Fund paid brokerage commissions of $20,308, $22,216, and $16,406, respectively.  The increase in brokerage commissions paid by the Focus Fund for the fiscal year ended October 31, 2009 from the prior year was primarily a result of increased portfolio turnover due to market conditions  The increase in brokerage commissions paid by the Dividend Fund for the fiscal year ended October 31, 2008 from the prior year was primarily a result of increased portfolio turnover due to market conditions.

NET ASSET VALUE

The net asset value per share of each Fund is normally determined at the time regular trading closes on the New York Stock Exchange (“NYSE”), currently 4:00 p.m., Eastern time, Monday through Friday, except when the NYSE closes earlier.  The Fund’s net asset value is not calculated on business holidays when the NYSE is closed.  The NYSE generally recognizes the following holidays: New Year’s Day, Martin Luther King, Jr., Day, President’s Day, Good Friday, Memorial Day, Fourth of July, Labor Day, Thanksgiving Day, and Christmas Day.  Any other holiday recognized by the NYSE will be deemed a business holiday on which the net asset value of each class of the Funds’ shares will not be calculated.

The net asset value per share of each Fund is calculated separately by adding the value of a Fund’s securities and other assets belonging to a Fund, subtracting the liabilities charged to a Fund, and dividing the result by the number of outstanding shares.  “Assets belonging to” a Fund consist of the consideration received upon the issuance of shares of a Fund together with all net investment income, realized gains/losses and proceeds derived from the investment thereof, including any proceeds from the sale of such investments, any funds or payments derived from any reinvestment of such proceeds, and a portion of any general assets of the Trust not belonging to a particular fund.  Assets belonging to a Fund are charged with the direct liabilities of a Fund and with a share of the general liabilities of the Trust, which are normally allocated in proportion to the number or the relative net asset values of all of the Trust’s series at the time of allocation or in accordance with other allocation methods approved by the Trustees.  Subject to the provisions of the Trust Instrument, determinations by the Trustees as to the direct and allocable liabilities and the allocable portion of any general assets with respect to a Fund are conclusive.

The pricing and valuation of portfolio securities are determined in good faith in accordance with procedures established by, and under the direction of, the Trustees.  Values are determined according to accepted accounting practices and all applicable laws and regulations.  Using methods approved by the Trustees, the assets of each Fund are generally valued as follows:

•
Securities that are listed on a securities exchange are valued at the last quoted sales price at the time the valuation is made.  Price information on listed securities is taken from the exchange where the security is primarily traded by the Fund.

•	Securities that are listed on an exchange and which are not traded on the valuation date are valued at the bid price.

•	Unlisted securities for which market quotations are readily available are valued at the latest quoted sales price, if available, at the time of valuation, otherwise, at the latest quoted bid price.

•	Temporary cash investments with maturities of 60 days or less will be valued at amortized cost, which approximates market value.

•
Options are valued as follows: (1) exchange-listed options are valued at the last quoted sales price at the time of valuation.  For purposes of determining the primary exchange the following applies: (i) (i) if the option is traded on the Chicago Board Options Exchange (“CBOE”), the CBOE shall be considered the primary exchange for each portfolio option, unless the Advisor instructs TNC in writing to use a different exchange as the primary exchange for such option; and (ii) if the option does not trade on the CBOE, the Advisor shall instruct TNC in writing as to the primary exchange for such option.  Unlisted options for which market quotations are readily available are valued at the last quoted sales price at the Valuation Time.  If an option is not traded on the valuation date, the option shall be priced at the mean of the last quoted bid and ask prices as of the Valuation Time.  If an option is not traded on the valuation date and there is an ask price but no bid price for the valuation date as of the Valuation Time, the option shall be priced at the midpoint of the ask price for the valuation date as of the Valuation Time and zero.  An option may be valued using Fair Valuation when (i) the option does not trade on the valuation date; and (ii) a reliable last quoted ask price as of the Valuation Time is not readily available.

•
Securities for which no current quotations are readily available are valued at fair value as determined in good faith using methods approved by the Trustees.  Securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities.

•	Securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities.

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

Purchases.  Shares of each Fund are offered and sold on a continuous basis and may be purchased through authorized investment dealers or directly by contacting the Funds’ distributor, Capital Investment Group, Inc. (“Distributor”), or the Funds directly.  Selling dealers have the responsibility of transmitting orders promptly to the Funds.  The public offering price of shares of each Fund equals net asset value.

The purchase price of shares of each Fund is the net asset value next determined after the order is received, subject to the order being accepted by the Funds in good form.  Net asset value is normally determined at the time regular trading closes on the NYSE on days the NYSE is open for trading, as described under “Net Asset Value” above.  The net asset value per share of each Fund is not calculated on business holidays when the NYSE is closed.  An order received prior to the time regular trading closes on the NYSE will be executed at the price calculated on the date of receipt and an order received after the time regular trading closes on the NYSE will be executed at the price calculated as of that time on the next business day.

Each Fund reserves the right in its sole discretion to (i) suspend the offering of its shares, (ii) reject purchase orders when in the judgment of management such rejection is in the best interests of the Fund and its shareholders, and (iii) reduce or waive the minimum for initial and subsequent investments under circumstances where certain economies of scale can be achieved in sales of Fund shares.

Redemptions.  Under the 1940 Act, each Fund may suspend the right of redemption or postpone the date of payment for shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the SEC; (b) the NYSE is closed for other than customary weekend and holiday closings; (c) the SEC has by order permitted such suspension; or (d) an emergency exists as determined by the SEC.  Each Fund may also suspend or postpone the recordation of the transfer of shares upon the occurrence of any of the foregoing conditions.

In addition to the situations described in the Prospectus under “Investing in the Funds - Redeeming Your Shares,” each Fund may redeem shares involuntarily to reimburse a Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder or to collect any charge relating to a transaction effected for the benefit of a shareholder which is applicable to Fund shares as provided in the Prospectus from time to time.

No charge is made by the Funds for redemptions other than the possible charge for wiring redemption proceeds, and the assessment in certain cases of a redemption fee on redemptions of Fund shares occurring within one year following the issuance of such shares.  For information on the redemption fee, see “Redeeming Your Shares – Fees on Redemptions” in the Prospectus.

DESCRIPTION OF THE TRUST

The Trust, which is an unincorporated statutory trust organized under Delaware law on April 23, 2004, is an open-end investment management company.  The Trust’s Agreement and Declaration of Trust (“Trust Instrument”) authorizes the Trustees to divide shares into series, each series relating to a separate portfolio of investments, and to classify and reclassify any unissued shares into one or more classes of shares of each such series.  The Trust Instrument currently provides for the shares of two series:  the Tilson Focus Fund and the Tilson Dividend Fund, both managed by T2 Partners Management LP and, in the case of the Dividend Fund, sub-advised by Centaur Capital Partners, L.P. of New York, New York and Southlake, Texas, respectively.  Each Fund currently has only one class of shares.  The number of shares of each series shall be unlimited.  The Trust normally does not issue share certificates.

In the event of a liquidation or dissolution of the Trust or an individual series, such as each Fund, shareholders of a particular series would be entitled to receive the assets available for distribution belonging to such series.  Shareholders of a series are entitled to participate equally in the net distributable assets of the particular series involved on liquidation, based on the number of shares of the series that are held by each shareholder.  If there are any assets, income, earnings, proceeds, funds, or payments that are not readily identifiable as belonging to any particular series, the Trustees shall allocate them among any one or more of the series as they, in their sole discretion, deem fair and equitable.

Shareholders of all of the series of the Trust, including the Funds, will vote together and not separately on a series-by-series basis except as otherwise required by law or when the Trustees determine that the matter to be voted upon affects only the interests of the shareholders of a particular series or class.  Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series or class affected by the matter.  A series or class is affected by a matter unless it is clear that the interests of each series or class in the matter are substantially identical or that the matter does not affect any interest of the series or class.  Under Rule 18f-2, the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a series only if approved by a majority of the outstanding shares of such series.  However, Rule 18f-2 also provides that the ratification of the appointment of an independent registered public accounting firm for the Trust, the approval of principal underwriting contracts, and the election of Trustees may be effectively acted upon by shareholders of the Trust voting together, without regard to a particular series or class.  Rights of holders can only be modified by a majority vote.

When used in the Prospectus or this SAI, a “majority” of shareholders means the vote of the lesser of (1) 67% of the shares of the Trust or the applicable series or class present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy, or (2) more than 50% of the outstanding shares of the Trust or the applicable series or class.

When issued for payment as described in the Prospectus and this SAI, shares of each Fund will be fully paid and non-assessable and have no preemptive or conversion rights.

The Trust Instrument provides that the Trustees will not be liable in any event in connection with the affairs of the Trust, except as such liability may arise from a Trustee’s bad faith, willful misfeasance, gross negligence, or reckless disregard of duties.  It also provides that all third parties shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust.  Subject to the exceptions stated, the Trust Instrument provides that a Trustee or officer is entitled to be indemnified against all liability in connection with the affairs of the Trust.

ADDITIONAL INFORMATION CONCERNING TAXES

The following summarizes certain additional tax considerations generally affecting each Fund and its shareholders that are not described in the Funds’ Prospectus.  No attempt is made to present a detailed explanation of the tax treatment of each Fund or its shareholders.  The discussions here and in the Prospectus are not intended as a substitute for careful tax planning and are based on tax laws and regulations that are in effect on the date hereof, and which may be changed by legislative, judicial, or administrative action.  Investors are advised to consult their tax advisors with specific reference to their own tax situations.

Each series of the Trust, including each Fund, will be treated as a separate corporate entity under the Internal Revenue Code of 1986, as amended (“Code”), and intends to qualify or remain qualified as a regulated investment company under Subchapter M of the Code.  In order to so qualify, each series must elect to be a regulated investment company or have made such an election for a previous year and must satisfy certain requirements relating to the amount of distributions and source of its income for a taxable year.  At least 90% of the gross income of each series must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stocks, securities or foreign currencies, and other income derived with respect to the series’ business of investing in such stock, securities, or currencies, and net income derived from an interest in a “qualified publicly traded partnership” as defined in Code section 851(h).  Any income derived by a series from a partnership (other than a “qualified publicly traded partnership”) or trust is treated as derived with respect to the series’ business of investing in stock, securities, or currencies only to the extent that such income is attributable to items of income that would have been qualifying income if realized by the series in the same manner as by the partnership or trust.

An investment company may not qualify as a regulated investment company for any taxable year unless it satisfies certain requirements with respect to the diversification of its investments at the close of each quarter of the taxable year.  In general, at least 50% of the value of its total assets must be represented by cash, cash items, government securities, securities of other regulated investment companies, and other securities which, with respect to any one issuer, do not represent more than 5% of the total assets of the fund nor more than 10% of the outstanding voting securities of such issuer.  In addition, not more than 25% of the value of the fund’s total assets may be invested in the securities (other than government securities or the securities of other regulated investment companies) of any one issuer; the securities of two or more issuers (other than securities of another regulated investment company) if the issuers are controlled by the fund and they are, pursuant to Internal Revenue Service Regulations, engaged in the same or similar or related trades or businesses; or the securities of one or more publicly traded partnerships.  Each Fund intends to satisfy all requirements on an ongoing basis for continued qualification as a regulated investment company.

The 2003 Jobs and Growth Tax Relief Reconciliation Act reduced the federal tax rate on most dividends paid by U.S. corporations to individuals after December 31, 2002.  These qualifying corporate dividends are taxable at long-term capital gains tax rates.  The long-term capital gains rate for individual taxpayers is currently at a maximum rate of 15% for transaction occurring prior to January 1, 2011 and 20% for those occurring after December 31, 2010, unless current applicable capital gains rates are changed by Congress.  Under current law, the application of the long-term capital gains rates to qualifying corporate dividends will expire for tax years beginning after December 31, 2010, after which such dividends would return to being taxed at ordinary income rates.  Some, but not all, of the dividends paid by the Funds may be taxable at the reduced long-term capital gains tax rate for individual shareholders.  If a Fund designates a dividend as qualified dividend income, it generally will be taxable to individual shareholders at the long-term capital gains tax rate, provided certain holding period requirements are met.

Taxable dividends paid by the Funds to corporate shareholders will be taxed at corporate income tax rates.  Corporate shareholders may be entitled to a dividends received deduction (“DRD”) for a portion of the dividends paid and designated by the Funds as qualifying for the DRD.

If a Fund designates a dividend as a capital gains distribution, it generally will be taxable to shareholders as long-term capital gains, regardless of how long the shareholders have held their Fund shares or whether received in cash or reinvested in additional shares.  All taxable dividends paid by the Funds other than those designated as qualified dividend income or capital gains distributions will be taxable as ordinary income to shareholders, whether received in cash or reinvested in additional shares.  To the extent the Funds engage in increased portfolio turnover, short-term capital gains may be realized, and any distribution resulting from such gains will be considered ordinary income for federal tax purposes.

Shareholders who hold Fund shares in a tax-deferred account, such as a retirement plan, generally will not have to pay tax on Fund distributions until they receive distributions from their account.

Each series of the Trust, including each Fund, will designate (i) any dividend of qualified dividend income as qualified dividend income, (ii) any tax-exempt dividend as an exempt-interest dividend, (iii) any distribution of long-term capital gains as a capital gain dividend, and (iv) any dividend eligible for the corporate DRD as such in a written notice mailed to shareholders within 60 days after the close of the series’ taxable year.  Shareholders should note that, upon the sale or exchange of series shares, if the shareholder has not held such shares for at least six months, any loss on the sale or exchange of those shares will be treated as long-term capital loss to the extent of the capital gain dividends received with respect to the shares.

To the extent that a distribution from the Funds is taxable, it is generally included in a shareholder’s gross income for the taxable year in which the shareholder receives the distribution.  However, if a Fund declares a dividend in October, November, or December but pays it in January, it will be taxable to shareholders as if they received it in the year it was declared.  Every year, each shareholder will receive a statement detailing the tax status of any Fund distributions for that year.

A 4% nondeductible excise tax is imposed on regulated investment companies that fail to currently distribute an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses).  Each series of the Trust, including each Fund, intends to make sufficient distributions or deemed distributions of its ordinary taxable income and any capital gain net income prior to the end of each calendar year to avoid liability for this excise tax.

If for any taxable year a series does not qualify for the special federal income tax treatment afforded regulated investment companies, all of its taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to its shareholders).  In such event, dividend distributions (whether or not derived from interest on tax-exempt securities) would be taxable as qualified dividends to individual shareholders in taxable years beginning after December 31, 2002 and before January 1, 2011, to the extent of the Fund’s current and accumulated earnings and profits, and would be eligible for the DRD for corporations, provided in each case that certain holding period and other requirements are met.

In general, a shareholder who sells or redeems shares will realize a capital gain or loss, which will be long-term or short-term, depending upon the shareholder’s holding period for the Fund shares.  An exchange of shares may be treated as a sale and any gain may be subject to tax.

Each Fund will be required in certain cases to withhold and remit to the U.S. Treasury a percentage equal to the fourth lowest tax rate for unmarried individuals (presently 28% for 2010) of taxable dividends or of gross proceeds realized upon sale paid to shareholders who have failed to provide a correct taxpayer identification number in the manner required, who are subject to withholding by the Internal Revenue Service for failure to include properly on their return payments of taxable interest or dividends, or who have failed to certify to the Funds that they are not subject to backup withholding when required to do so, or that they are “exempt recipients.”

Depending upon the extent of each Fund’s activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located, or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities.  In addition, in those states and localities that have income tax laws, the treatment of the Fund and its shareholders under such laws may differ from their treatment under federal income tax laws.

Dividends paid by the Funds to non-U.S. shareholders may be subject to U.S. withholding tax at the rate of 30% unless reduced by treaty (and the shareholder files a valid Internal Revenue Service Form W-8BEN, or other applicable form, with the Fund certifying foreign status and treaty eligibility) or the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI (or other applicable form) with the Fund certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such non-U.S. shareholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. shareholder).  The Funds may elect not to withhold the applicable withholding tax on any distribution representing a capital gain dividend to a non-U.S. shareholder.  Special rules may apply to non-U.S. shareholders with respect to the information reporting requirements and withholding taxes and non-U.S. shareholders should consult their tax advisors with respect to the application of such reporting requirements and withholding taxes.

The Funds will send shareholders information each year on the tax status of dividends and distributions.  A dividend or capital gains distribution paid shortly after shares have been purchased, although in effect a return of investment, is subject to federal income taxation.  Dividends from net investment income, along with capital gains, will be taxable to shareholders, whether received in cash or Fund shares and no matter how long the shareholder has held Fund shares, even if they reduce the net asset value of shares below the shareholder’s cost and thus, in effect, result in a return of a part of the shareholder’s investment.

MANAGEMENT AND OTHER SERVICE PROVIDERS

This section of the SAI provides information about the persons who serve as Trustees and officers to the Trust and Funds, respectively, as well as the entities that provide services to the Funds.

Trustees and Officers

The Trustees are responsible for the management and supervision of the Funds.  The Trustees set broad policies for the Funds and choose the Funds’ officers.  The Trustees also approve all significant agreements between the Trust, on behalf of the Funds, and those companies that furnish services to the Funds; review performance of the Advisor and the Funds; and oversee activities of the Funds.  Generally, each Trustee and officer serves an indefinite term or until certain circumstances such as their resignation, death, or otherwise as specified in the Trust’s organizational documents.  Any Trustee may be removed at a meeting of shareholders by a vote meeting the requirements of the Trust’s organizational documents.  The following chart shows information for the Trustees who are not “interested persons” as defined in the 1940 Act (“Independent Trustees”), the Trustee who is an “interested person” as defined in the 1940 Act (“Interested Trustee”), and each officer of the Trust.  The address of each Trustee and officer, unless otherwise indicated, is 145 East 57th Street, 10th Floor, New York, New York 10022.

Name, Age, and Address	Position(s) held with Fund/Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES
Jack E. Brinson, 77	Trustee and Chairman	Since 12/2004	Retired since 2000; Previously, President, Brinson Investment Co. (personal investments) and President, Brinson Chevrolet, Inc. (auto dealership).	2

Independent Trustee of Gardner Lewis Investment Trust for the two series of that trust; Hillman Capital Management Investment Trust for the two series of that trust; New Providence Investment Trust for the one series of that trust; The Nottingham Investment Trust II for the four series of that trust; the Starboard Investment Trust for the three series of that trust; and DGHM Investment Trust for the one series of that trust (all registered investment companies).

James H. Speed, Jr., 56	Trustee	Since 3/2009	President and CEO of NC Mutual Life Insurance Company (insurance company) since May 2003; President of Speed Financial Group, Inc. (consulting/private investments) from March 2000 to April 2003.	2

Independent Trustee of the following Hillman Capital Management Investment Trust for the two series of that trust; The Nottingham Investment Trust II for the four series of that trust; New Providence Investment Trust for the one series of that trust; and the Starboard Investment Trust for the three series of that trust (all registered investment companies).  Member of Board of Directors of NC Mutual Life Insurance Company.  Member of Board of Directors of M&F Bancorp.

INTERESTED TRUSTEE
Whitney R. Tilson, 43	Trustee, President (Principal Executive Officer)	Since 12/2004	Founder and Managing Partner, T2 Partners Management LP (formerly Tilson Capital Partners LLC) and various affiliated entities since 1998.	2	n/a
Basis of Interestedness: Mr. Tilson is an Interested Trustee because he is a Managing Member of T2 Partners Management LP, the investment advisor of the Funds.

Name, Age, and Address	Position(s) held with Fund/Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
OTHER OFFICERS
Glenn H. Tongue, 50	Vice-President, Treasurer (Principal Financial Officer), and Chief Compliance Officer	Since 12/2004	Fund Manager, T2 Partners Management LP since 2004; previously, Investment Banker, UBS (investment banking firm) from 2002 to 2003; Executive, DLJdirect (on-line brokerage firm).	n/a	JMP Group, Inc (investment banking and asset management firm)
Angela D. Mincher, 43	Assistant Secretary	Since 8/2008	Systems Analyst, The Nottingham Company since 2005; previously Fund Accountant since 2001.	n/a	n/a
A. Vason Hamrick, 32	Secretary and Assistant Treasurer	Since 3/2007	Corporate Counsel, The Nottingham Company since 2004.	n/a	n/a

Trustee Standing Committees.  The Board of Trustees has established the following standing committees:

Audit Committee:  The Independent Trustees are the current members of the Audit Committee.  The Audit Committee oversees the Funds’ accounting and financial reporting policies and practices, reviews the results of the annual audits of the Funds’ financial statements, and interacts with the Funds’ independent auditors on behalf of all the Trustees.  The Audit Committee operates pursuant to an Audit Committee Charter and meets periodically as necessary.    The Audit Committee met twice during the Funds’ last fiscal year.

Nominating Committee:  The Independent Trustees are the current members of the Nominating Committee.  The Nominating Committee nominates, selects, and appoints independent trustees to fill vacancies on the Board of Trustees and to stand for election at meetings of the shareholders of the Trust.  The nomination of Independent Trustees is in the sole and exclusive discretion of the Nominating Committee.  The Nominating Committee meets only as necessary and met once during the Funds’ last fiscal year.  The Nominating Committee will not consider nominees recommended by shareholders of the Trust.

Proxy Voting Committee:  The Independent Trustees are the current members of the Proxy Voting Committee.  The Proxy Voting Committee will determine how the Funds should vote, if called upon by the Board or the Advisor, when a matter with respect to which the Funds is entitled to vote presents a conflict between the interests of the Funds’ shareholders, on the one hand, and those of the Funds’ Advisors, principal underwriter, or an affiliated person of the Funds, its investment advisor, or principal underwriter, on the other hand.  The Proxy Voting Committee will review the Trust’s Proxy Voting Policy and recommend any changes to the Board as it deems necessary or advisable.  The Proxy Voting Committee will also decide if the Funds should participate in a class action settlement, if called upon by the Advisor, in cases where a class action settlement with respect to which the Funds are eligible to participate presents a conflict between the interests of the Funds’ shareholders, on the one hand, and those of the Advisor, on the other hand.  The Proxy Voting Committee meets only as necessary and did not meet during the Funds’ last fiscal year.

Qualified Legal Compliance Committee:  The Independent Trustees are the current members of the Qualified Legal Compliance Committee.  The Qualified Legal Compliance Committee receives, investigates, and makes recommendations as to appropriate remedial action in connection with any report of evidence of a material violation of securities laws or breach of fiduciary duty or similar violation by the Trust, its officers, trustees, or agents.  The Qualified Legal Compliance Committee meets only as necessary and did not meet during the Funds’ last fiscal year.

Beneficial Equity Ownership Information.  The following table shows the amount of the Funds’ equity securities beneficially owned by the Trustees and the aggregate value of all of the Trustee’s investments in equity securities of the Trust complex as of a valuation date of December 31, 2009. The values are stated using the following ranges: A = none; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Name of Trustee	Funds	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen by Trustee in Family of Investment Companies*
Independent Trustees
Jack E. Brinson	Focus Fund	B
	Dividend Fund	C
James H. Speed, Jr.	Focus Fund	B
	Dividend Fund	B
Interested Trustee
Whitney R. Tilson	Focus Fund	B
	Dividend Fund	C

*Includes the two funds of the Trust.

Ownership of Securities of Advisors, Distributor, or Related Entities.  As of December 31, 2009, the Independent Trustees and/or their immediate family members owned no securities of the Advisors, Distributor, or any entity controlling, controlled by, or under common control with the Advisors or Distributor.

Compensation.  The officers of the Trust will not receive compensation from the Trust for performing the duties of their offices.  Each Trustee who is not an “interested person” of the Trust receives a fee of $2,000 each year plus $500 per series of the Trust per meeting attended in person and $200 per series of the Trust per meeting attended by telephone.  The Trust expects that half of the fees received by such Trustees will be invested in shares of the particular Fund on that Trustee’s (or Trustee designee’s) behalf on the date they are received. All Trustees and officers are reimbursed for any out-of-pocket expenses incurred in connection with attendance at meetings.  The following table presents the compensation for each Trustee for the fiscal year ending October 31, 2009:

Name of Trustee	Aggregate Compensation From Each of the Funds	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Trustees*
Independent Trustees
Jack E. Brinson	$3,400	None	None	$6,800
James H. Speed, Jr.	$1,900	None	None	$3,800
Theo H. P, Jr.**	$1,500	None	None	$3,000
Interested Trustee
Whitney R. Tilson	None	None	None	None

*Each of the Trustees serves as a Trustee to the two funds of the Trust.
**Resigned in January 2009.

Code of Ethics.  The Trust, Advisor, and Sub-Advisor each has adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, Advisor, and Sub-Advisor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Funds (which securities may also be held by persons subject to a code).  There can be no assurance that the codes will be effective in preventing such activities.

Proxy Voting Policies.  The Trust has adopted a proxy voting and disclosure policy that delegates to the Advisor the authority to vote proxies for the Funds, subject to oversight of the Trustees.  A copy of the Trust’s Proxy Voting and Disclosure Policy and the Advisor’s Proxy Voting Policy and Procedures are included as Appendix B to this SAI.

No later than August 31 of each year, the Funds file Form N-PX with the SEC.  Form NP-X states how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30.  The Funds’ proxy voting records, as set forth in the most recent Form N-PX filing, are available upon request, without charge, by calling the Funds at 1-888-4TILSON (1-888-484-5766); and (ii) on the SEC’s website at http://www.sec.gov.

Principal Holders of Voting Securities.  As of February 18, 2010, the Trustees and officers of the Trust, as a group, owned beneficially (i.e., had voting and/or investment power) 0.60% of the then outstanding shares of the Focus Fund and 0.66% of the then outstanding shares of the Dividend Fund.  On that same date, the shareholder(s) listed below owned of record more than 5% of the outstanding shares of the Funds.  Except as provided below, no person is known by the Trust to be the beneficial owner of more than 5% of the outstanding shares of the Funds as of February 18, 2010.

FOCUS FUND

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Ameritrade, Inc., For the Exclusive Benefit of Our Customers PO Box 2226 Omaha, NE 68103-2226	162,712.614 Shares	12.31%
Kenneth Hirsh 114 West 13th Street New York, NY 10011	84,023.024 Shares	6.35%
Steve Piotrow 106 Sugar Hill Lane Jackson, NH 03846	73,242.926 Shares	5.54%
Charles Schwab and Co. Inc. Special Custody Account FBO Customers Attn: Mutual Funds 101 Montgomery Street San Francisco, CA 94104	66,280.366 Shares	5.01%
DIVIDEND FUND

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Ameritrade, Inc., For the Exclusive Benefit of Our Customers PO Box 2226 Omaha, NE 68103-2226	87,892.530 Shares	10.52%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
KNR Builders PSP Roderick Neighbors & Kurt Werner 14701 Myford Road, Suite B Tustin, CA 92780	45,430.504 Shares	5.44%

Investment Advisor.  Information about T2 Partners Management LP, 145 East 57th Street, 10th Floor, New York, New York 10022, and its duties and compensation as Advisor, is contained in the Prospectus.  The Advisor supervises the Funds’ investments pursuant to the Investment Advisory Agreement (“Advisory Agreement”).  The Advisory Agreement was effective for an initial two-year period and is currently renewed for a period of one year only so long as such renewal and continuance is specifically approved at least annually by the Trustees, provided the continuance is also approved by a majority of the Trustees who are neither parties to the Advisory Agreement nor interested persons of any such party, or by vote of a majority of the Fund’s outstanding voting securities.  The Advisory Agreement is terminable without penalty on 60-days’ notice by the Trustees or by vote of a majority of the outstanding voting securities of the respective Fund or by the Advisor.  The Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the 1940 Act.  The Managing Partner of the Advisor, Whitney R. Tilson, also owns 2% of the Sub-Advisor.

The Advisor manages the Funds’ investments in accordance with the stated policies of the Funds, subject to the approval of the Trustees.  The Advisor is responsible for investment decisions and provides the Funds with portfolio managers who are authorized by the Trustees to execute purchases and sales of securities.  A management team consisting of Whitney R. Tilson and Glenn H. Tongue is responsible for the day-to-day management of the Funds’ portfolio.

Under the Advisory Agreement, the Advisor is not liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the performance of such Agreement, except: a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services; a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Advisor in the performance of its duties; or a loss resulting from the Advisor’s reckless disregard of its duties and obligations under the Agreement.

With respect to the Focus Fund, the Advisor receives monthly compensation which is a variable performance incentive fee comprised of an annual fixed rate fee of 1.50% of average daily net assets (fulcrum fee), which is subject to a monthly performance incentive fee adjustment (performance adjustment) in accordance with a schedule of rates as described in the Prospectus.  With respect to the Dividend Fund, the Advisor receives a monthly management fee equal to an annual rate of 1.50% of the Dividend Fund’s net assets.  In addition, the Advisor and the Funds have entered into an Expense Limitation Agreement under which the Advisor has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Funds for certain months and to assume other expenses of the Fund, if necessary, in an amount that limits annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, investment advisory and/or variable performance incentive fees paid to the Advisor, extraordinary expenses, and payments, if any, under a Rule 12b-1 Plan) to not more than 0.45% of the average daily net assets of each of the Funds for the fiscal year ending October 31, 2010 as indicated in the Prospectus.  It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Trustees.  For the fiscal year ended October 31, 2009, the Advisor earned $133,645 in fulcrum fees and $11,367 in performance adjustment fees and reimbursed $143,195 in expenses with respect to the Focus Fund.  For the fiscal year ended October 31, 2009 the Advisor earned fees in the amount of $100,494 and reimbursed expenses in the amount of$143,139 with respect to the Dividend Fund.  For the fiscal year ended October 31, 2008, the Advisor earned $237,447 in fulcrum fees from the Focus Fund, of which $76,344 was recouped by the Fund as a result of the performance adjustment fee, and reimbursed expenses in the amount of $120,411.  For the fiscal year ended October 31, 2008, the Advisor earned fees in the amount of $108,947 and reimbursed expenses in the amount of $139,264 with respect to the Dividend Fund.  For the fiscal year ended October 31, 2007, the Advisor earned $300,266 in fulcrum fees and $6,206 in performance adjustment fees and reimbursed expenses in the amount of $108,182 with respect to the Focus Fund.  For the fiscal year ended October 31, 2007, the Advisor earned fees in the amount of $126,499 and reimbursed expenses in the amount of $133,347 with respect to the Dividend Fund.

Investment Sub-Advisor.  Information about the Dividend Fund’s Sub-Advisor, Centaur Capital Partners, L.P., Southlake Town Square, 1460 Main Street, Suite 234, Southlake, TX 76092, and its duties and compensation as Sub-Advisor is contained in the Prospectus.  The Sub-Advisor assists the Advisor in supervising the Dividend Fund’s investments pursuant to the Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”).  The Sub-Advisory Agreement was effective for an initial two-year period and is currently renewed for a period of one year only so long as such renewal and continuance is specifically approved at least annually by the Trustees, provided the continuance is also approved by a majority of the Trustees who are neither parties to the Sub-Advisory Agreement nor interested persons of any such party, or by vote of a majority of the Dividend Fund’s outstanding voting securities.  The Sub-Advisory Agreement is terminable without penalty on 60-days’ notice by the Trustees, by the Advisor or Sub-Advisor, or by vote of a majority of the outstanding voting securities of the Dividend Fund.  The Sub-Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the 1940 Act.

Under the Sub-Advisory Agreement, the Sub-Advisor is not liable for any error of judgment or mistake of law or for any loss suffered by the Dividend Fund in connection with the performance of such Sub-Advisory Agreement, except: a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services; a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Sub-Advisor in the performance of its duties; or a loss resulting from the Sub-Advisor’s reckless disregard of its duties and obligations under the Agreement.

For its sub-advisory services to the Dividend Fund, the Sub-Advisor receives from the Advisor quarterly compensation based on the Dividend Fund’s average daily net assets at the annual rate of 0.75% less certain marketing and operating expenses as agreed to between the Advisor and Sub-Advisor.  The Sub-Advisor has also agreed to allow the Advisor to withhold from that compensation up to one-half of the Advisor’s expenses under the Expense Limitation Agreement as it relates to the Dividend Fund.  The Dividend Fund does not pay a direct fee to the Sub-Advisor.

Portfolio Managers

Compensation. Whitney Tilson and Glenn Tongue are managing partners of the Advisor.  Zeke Ashton is the managing partner of the Sub-Advisor.  Each of the portfolio managers’ compensation varies with the general success of their advisory firm. Each of the Advisor’s portfolio managers receives compensation solely based upon distributable profits generated by the Advisor.  Each of the Sub-Advisor’s portfolio managers’ compensation includes a modest base salary, plus additional remuneration based upon the distributable profits generated by the Sub-Advisor.  The portfolio managers’ compensation is not linked to any specific factors, such as the Funds’ performance or asset levels, though positive performance and growth in managed assets are factors that may contribute to the distributable profits at each advisory firm.

Ownership of Fund Shares.  The table below shows the amount of each of the Funds’ equity securities beneficially owned by each portfolio manager of each Fund as of the Funds’ fiscal year ended October 31, 2009 stated as one of the following ranges: A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; E = $100,001-$500,000; F = $500,001-$1,000,000; and G = over $1,000,000.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Focus Fund	Dollar Range of Equity Securities in the Dividend Fund
Whitney Tilson	B	C
Glenn Tongue	D	C
Zeke Ashton	A	E

Other Accounts.  In addition to the Funds, the portfolio managers (working as a team at their respective firms) are responsible for the day-to-day management of certain other accounts.  The table below shows the number of, and total assets in, such other accounts as of the Funds’ fiscal year ended October 31, 2009:

Name	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Whitney Tilson & Glenn Tongue	0	$0	4	$122.7 million	0	$0
Zeke Ashton	0	$0	1	$70 million	0	$0
Total Accounts and Assets where advisory fee is based upon account performance	0	$0	5	$192.7 million	0	$0

Conflicts of Interests.  The portfolio managers’ management of “other accounts” may give rise to potential conflicts of interest in connection with their management of the Funds’ investments, on the one hand, and the investments of the other accounts, on the other.  The other accounts include pooled investment funds and other investment companies (collectively, the “Other Accounts”).  The Other Accounts might have similar investment objectives as the Funds, track the same index the Funds track, or otherwise hold, purchase, or sell securities that are eligible to be held, purchased, or sold by the Funds.  While the portfolio managers’ management of Other Accounts may give rise to the following potential conflicts of interest, the Advisor and Sub-Advisor do not believe that the conflicts, if any, are material or, to the extent any such conflicts are material, the Advisor and Sub-Advisor believe that they have implemented policies and procedures that are designed to manage those conflicts in an appropriate way.

Knowledge of the Timing and Size of Fund Trades:  A potential conflict of interest may arise as a result of the portfolio managers’ day-to-day management of the Funds.  Because of their positions with the Funds, the portfolio managers know the size, timing, and possible market impact of Fund trades.  It is theoretically possible that the portfolio managers could use this information to the advantage of other accounts they manage and to the possible detriment of the Funds.  However, because each of the Funds seeks to follow its own unique investment strategies and limitations, this particular conflict of interest may be limited.  Moreover, the Advisor and Sub-Advisor have adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

Investment Opportunities:  The Advisor and Sub-Advisor provide investment supervisory services for a number of investment products that have varying investment guidelines.  The same portfolio management team works across all investment products.  For some of these investment strategies, the Advisor and Sub-Advisor may be compensated based on the profitability of the account.  These incentive compensation structures may create a conflict of interest for the Advisor and Sub-Advisor with regard to other client accounts where the Advisor or Sub-Advisor is paid based on a percentage of assets in that the respective Advisor may have an incentive to allocate the investment opportunities that it believes might be the most profitable to the client accounts where they might share in investment gains.  The Advisor and Sub-Advisor have implemented policies and procedures in an attempt to ensure that investment opportunities are allocated in a manner that is fair and appropriate to the various investment strategies based on each respective firm’s investment strategy guidelines and individual client investment guidelines.  When an investment opportunity is deemed appropriate for more than one strategy, allocations are generally made on a pro-rata basis.

Fund Accountant and Administrator. The Trust has entered into a Fund Accounting and Compliance Administration Agreement with The Nottingham Management Company d/b/a The Nottingham Company, 116 South Franklin Street, Post Office Box 69, Rocky Mount, North Carolina 27802-0069.

The Administrator performs the following services for the Funds: (1) procures a custodian on behalf of the Trust, and coordinates with and monitors the services it provides to the Fund; (2) coordinates with and monitors any other third parties furnishing services to the Funds; (3) provides the Funds with necessary office space, telephones, and other communications facilities and personnel competent to perform administrative and clerical functions for the Funds; (4) assists or supervises the maintenance by third parties of such books and records of the Funds as may be required by applicable federal or state law; (5) assists or supervises the preparation by third parties of all federal, state, and local tax returns and reports of the Funds required by applicable law; (6) prepares and, after approval by the Trust, files and arranges for the distribution of proxy materials and periodic reports to shareholders of the Funds as required by applicable law; (7) assists in the preparation of and, after approval by the Trust, arranges for the filing of such registration statements and other documents with the SEC and other federal and state regulatory authorities as may be required by applicable law; (8) reviews and submits to the officers of the Trust for their approval invoices or other requests for payment of Fund expenses and instructs the custodian to issue checks in payment thereof; and (9) takes such other action with respect to the Funds as may be necessary in the opinion of the Administrator to perform its duties under the agreement. The Administrator also provides certain accounting and pricing services for the Funds.

Compensation of the Administrator, based upon the average daily net assets of the Focus Fund and the Dividend Fund for fund administration, is at the annual rate of 0.175% on the first $50 million of each of the Funds’ net assets; 0.150% on the next $50 million; 0.125% on the next $50 million; 0.10% on the next $50 million; and 0.075% on all assets over $200 million with a minimum fund administration fee of $2,000 per month per fund.  The Administrator also will receive a monthly fund accounting fee of $2,250 for accounting and recordkeeping services for each of the Funds, with an additional $750 per month for each additional class of shares of the Funds, and an annual asset based fee of one basis point for each of the

Funds.  For the fiscal year ended October 31, 2009, the Administrator received $24,000 in fund administration fees and $27,891 in fund accounting fees from the Focus Fund.  For the fiscal year ended October 31, 2009, the Administrator received $24,000 in fund administration fees and $27,670 in fund accounting fees from the Dividend Fund.  For the fiscal year ended October 31, 2008, the Administrator received $28,197 in fund administration fees and $28,583 in fund accounting fees from the Focus Fund.  For the fiscal year ended October 31, 2008, the Administrator received $24,000 in fund administration fees and $27,726 in fund accounting fees from the Dividend Fund.  For the fiscal year ended October 31, 2007, the Administrator received $35,434 in fund administration fees and $29,002 in fund accounting fees from the Focus Fund.  For the fiscal year ended October 31, 2007, the Administrator received $24,000 in fund administration fees and $27,843 in fund accounting fees from the Dividend Fund.  The Administrator will also receive the following to procure and pay the custodian for the Trust: 0.020% on the first $100 million of the Funds’ net assets and 0.009% on all assets over $100 million plus transaction fees with a minimum aggregate annual fee of $4,800 ($400 per month).  The Administrator also charges the Funds for certain costs involved with the daily valuation of investment securities and is reimbursed for out-of-pocket expenses.

Transfer Agent.  The Trust has entered into a Dividend Disbursing and Transfer Agent Agreement with Nottingham Shareholder Services, LLC (“Transfer Agent”), a North Carolina limited liability company, to serve as transfer, dividend paying, and shareholder servicing agent for the Funds.  The address of the Transfer Agent is 116 South Franklin Street, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365.  The Transfer Agent is compensated based upon a $15.00 fee per shareholder per year, subject to a minimum fee of $1,750 per month per fund, plus an additional $500 per month for each additional class of shares.  The Transfer Agent received $28,825 in fees from the Focus Fund and $26,409 in fees from the Dividend Fund for the fiscal year ended October 31, 2009.  The Transfer Agent received $28,070 in fees from the Focus Fund and $24,298 in fees from the Dividend Fund for the fiscal year ended October 31, 2008.  The Transfer Agent received $27,213 in fees from the Focus Fund and $24,365 in fees from the Dividend Fund for the fiscal year ended October 31, 2007.

Distributor.  Capital Investment Group, Inc., 17 Glenwood Avenue, Raleigh, North Carolina 27603, acts as an underwriter and distributor of each Fund’s shares for the purpose of facilitating the registration of shares of the Funds under state securities laws and to assist in sales of Fund shares pursuant to the Distribution Agreement approved by the Trustees.  In this regard, the Distributor has agreed, at its own expense, to qualify as a broker-dealer under all applicable federal or state laws in those states which either Fund shall from time to time identify to the Distributor as states in which it wishes to offer its shares for sale, in order that state registrations may be maintained for that Fund.

The Distributor is a broker-dealer registered with the SEC and a member in good standing of the Financial Industry Regulatory Authority, Inc.

The Distribution Agreement may be terminated by either party upon 60 days’ prior written notice to the other party.

Custodian.  Union Bank N.A. (formerly known as Union Bank of California N.A.), 350 California Street, 6th Floor, San Francisco, California, 94104, serves as custodian for each Fund’s assets.  The Custodian acts as the depository for each Fund, safekeeps its portfolio securities, collects all income and other payments with respect to portfolio securities, disburses monies at a Fund’s request, and maintains records in connection with its duties as Custodian. For its services, the Custodian is entitled to receive a monthly fee from the Administrator based on the average net assets of each Fund plus additional out-of-pocket and transaction expenses as incurred by each Fund.  The Custodian’s compensation is subject to a minimum annual amount of $5,000 per Fund.

Compliance Services Administrator.  The Trust has entered into an compliance services arrangement with Nottingham Compliance Services, LLC (“NCS”), located at 116 South Franklin Street, Post Office Box 69, Rocky Mount, North Carolina  27802-0069.  Under the agreement, NCS, a wholly-owned affiliate of the Administrator, will assist the Trust’s Chief Compliance Officer in preparing and updating the Trust’s compliance manual, and in monitoring and testing compliance with the policies and procedures under the Trust’s compliance manual.

Independent Registered Public Accounting Firm.  BBD, LLP (formerly Briggs, Bunting, and Dougherty, LLP), serves as the independent registered public accounting firm for the Funds, audits the annual financial statements of the Funds, and prepares the Funds’ federal, state, and excise tax returns.  Such firm will audit the financial statements of the Funds at least once each year.  Shareholders will receive annual audited and semi-annual (unaudited) reports when published and written confirmation of all transactions in their account.  A copy of the most recent Annual Report will accompany the SAI whenever a shareholder or a prospective investor requests it.

Legal Counsel.  Kilpatrick Stockton LLP, 1100 Peachtree Street, Suite 2800, Atlanta, Georgia 30309, serves as legal counsel to the Trust and the Funds.

SPECIAL SHAREHOLDER SERVICES

Each Fund offers the following shareholder services:

Regular Account.  The regular account allows for voluntary investments to be made at any time.  Available to individuals, custodians, corporations, trusts, estates, corporate retirement plans and others, investors are free to make additions and withdrawals to or from their accounts.  When an investor makes an initial investment in a Fund, a shareholder account is opened in accordance with the investor’s registration instructions.  Each time there is a transaction in a shareholder account, such as an additional investment or the reinvestment of a dividend or distribution, the shareholder will receive a confirmation statement showing the current transaction and all prior transactions in the shareholder account during the calendar year-to-date, along with a summary of the status of the account as of the transaction date.  As stated in the Prospectus, share certificates are normally not issued.

Automatic Investment Plan.  The automatic investment plan enables shareholders to make regular monthly or quarterly investments in shares through automatic charges to their checking accounts.  With shareholder authorization and bank approval, the relevant Fund will automatically charge the checking account for the amount specified ($50 minimum), which will be automatically invested in shares at the public offering price on or about the 21st day of the month.  The shareholder may change the amount of the investment or discontinue the plan at any time by writing to the Funds.

Systematic Withdrawal Plan.  Shareholders owning shares with a value of $1,500 or more may establish a systematic withdrawal plan.  A shareholder may receive monthly or quarterly payments, in amounts of not less than $50 per payment, by authorizing a Fund to redeem the necessary number of shares periodically (each month, or quarterly in the months of March, June, September, and December) in order to make the payments requested.  Each Fund has the capacity to electronically deposit the proceeds of the systematic withdrawal directly to the shareholder’s personal bank account ($5,000 minimum per bank wire).  Instructions for establishing this service are included in the Fund Shares Application, enclosed in the Prospectus, or available by calling the Funds.  If the shareholder prefers to receive his systematic withdrawal proceeds in cash, or if such proceeds are less than the $5,000 minimum for a bank wire, checks will be made payable to the designated recipient and mailed within seven days of the valuation date.  If the designated recipient is other than the registered shareholder, the signature of each shareholder must be guaranteed on the application (see “Investing in the Funds – Redeeming Your Shares - Signature Guarantees” in the Prospectus).  A corporation (or partnership) must also submit a “Corporate Resolution” (or “Certification of Partnership”) indicating the names, titles, and required number of signatures authorized to act on its behalf.  The application must be signed by a duly authorized officer(s) and the corporate seal affixed.  No redemption fees are charged to shareholders under this plan.  Costs in conjunction with the administration of the plan are borne by the Funds.  Shareholders should be aware that such systematic withdrawals may deplete or use up entirely their initial investment and may result in realized long-term or short-term capital gains or losses.  The systematic withdrawal plan may be terminated at any time by the Funds upon 60 days’ written notice or by a shareholder upon written notice to the Funds.  Applications and further details may be obtained by calling the Funds at 1-888-4TILSON (1-888-484-5766), or by writing to:

Tilson Funds
c/o Nottingham Shareholder Services
116 South Franklin Street
Post Office Box 4365
Rocky Mount, North Carolina 27803-0365

Purchases in Kind.  Each Fund may accept securities in lieu of cash in payment for the purchase of shares in the particular Fund.  The acceptance of such securities is at the sole discretion of the Advisors, based upon the suitability of the securities accepted for inclusion as a long term investment of the respective Fund(s), the marketability of such securities, and other factors which the Advisors may deem appropriate.  If accepted, the securities will be valued using the same criteria and methods as described in “Investing in the Funds – Purchase and Redemption Price” in the Prospectus.

Redemptions in Kind.  The Funds do not intend, under normal circumstances, to redeem their securities by payment in kind.  It is possible, however, that conditions may arise in the future, which would, in the opinion of the Trustees, make it undesirable for the Funds to pay for all redemptions in cash.  In such case, the Trustees may authorize payment to be made in readily marketable portfolio securities of a Fund.  Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share.  Shareholders receiving them would incur brokerage costs when these securities are sold.  An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein each Fund committed itself to pay redemptions in cash, rather than in kind, to any shareholder of record of the Fund who redeems during any ninety-day period, the lesser of (a) $250,000 or (b) one percent (1%) of the Fund’s net asset value at the beginning of such period.

Transfer of Registration.  To transfer shares to another owner, send a written request to the applicable Fund at the address shown herein.  Your request should include the following: (1) a Fund’s name and existing account registration; (2) signature(s) of the registered owner(s) exactly as the signature(s) appear(s) on the account registration; (3) the new account registration, address, social security or taxpayer identification number, and how dividends and capital gains are to be distributed; (4) signature guarantees (See the Prospectus under the heading “Signature Guarantees”); and (5) any additional documents which are required for transfer by corporations, administrators, executors, trustees, guardians, etc.  If you have any questions about transferring shares, call or write the Funds.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Trustees have adopted a policy that governs the disclosure of portfolio holdings.  This policy is intended to ensure that such disclosure is in the best interests of the Funds and their shareholders and to address possible conflicts of interest.  Under the Funds’ policy, the Funds and Advisor (Advisors with respect to the Dividend Fund) generally will not disclose the Funds’ portfolio holdings to any third party unless such information has been made generally available to the public.  The policy provides that the Funds and Advisors may disclose non-public portfolio holdings information as required by law and under other limited circumstances that are set forth in more detail below.

The Funds will make available to the public a complete schedule of the Funds’ portfolio holdings, as reported on a fiscal quarter basis.  This information is generally available within 60 days of the Funds’ fiscal quarter end and will remain available until the posting of the next fiscal quarter’s portfolio holdings report becomes available.  You may obtain a copy of these quarterly portfolio holdings reports by calling the Funds at 1-888-4TILSON (1-888-484-5766).  The Funds will also file these quarterly portfolio holdings reports with the SEC on Form N-CSR or Form N-Q, as applicable.  The Funds’ Form N-CSR and Form N-Q are available on the SEC’s website at http://www.sec.gov and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC.  The first and third quarter portfolio holdings reports will be filed with the SEC on Form N-Q and the second and fourth fiscal quarter portfolio holdings reports will be included with the semi-annual and annual financial statements, respectively, which are sent to shareholders and filed with the SEC on Form N-CSR.

The Funds and/or Advisor may, from time to time, provide additional portfolio holdings information in the form of quarterly management letters (“Quarterly Letters”) which will typically include additional portfolio holdings information, including disclosure of certain of the Funds’ portfolio holdings as of the end of the calendar quarter.  The Funds will generally make the Quarterly Letters available to the public on the Funds’ website at www.tilsonmutualfunds.com within thirty (30) days after the close of any calendar quarter for which a Quarterly Letter is prepared and such information will remain available until the earlier of the date the next Quarterly Letter is posted or the end of the next calendar quarter.  To reach the Quarterly Letters, use the link “Reports and Letters to Investors” located on the left side of the Funds’ home page.  The Funds and/or Advisor may also send the Quarterly Letters to shareholders of the Funds and to mutual fund analysts; provided that a Quarterly Letter will not be sent to shareholders of the Funds or analysts until one day after such letter has been publicly disclosed on the Funds’ website.

The Funds and/or Advisor may also, from time to time, hold conference calls for shareholders, potential investors, and other interested parties where the Advisor expresses views and statements on the Funds’ portfolio securities, such as portfolio commentary or statistical information, that may include the disclosure of additional portfolio holdings information.  Information regarding the date and time of any conference call will posted on the Funds’ website at www.tilsonmutualfunds.com at least one week prior to such conference call.  In addition, following any conference call that includes the disclosure of additional portfolio holdings information, a summary of the discussion that was held will be made available on the Funds’ website at www.tilsonmutualfunds.com.

The officers of the Funds and/or the Advisors may share non-public portfolio holdings information with the Funds’ service providers, such as the Funds’ fund accountant and administrator, transfer agent, distributor, custodian, compliance services administrator, independent registered public accounting firm, proxy voting services, and legal counsel as identified in the Funds’ Prospectus and SAI; and V.G. Reed & Sons, PrintGrafix (a division of Sunbelt Graphic Systems, Inc.), and Riverside Printing, Inc., financial printers the Funds may engage for, among other things, the printing and/or distribution of regulatory and compliance documents.  The Funds and/or Advisors may also provide non-public portfolio holdings information to appropriate regulatory agencies as required by applicable laws and regulations.  The Funds’ service providers receiving such non-public information are subject to confidentiality obligations.

The Funds currently do not provide non-public portfolio holdings information to any other third parties.  In the future, the Funds may elect to disclose such information to other third parties if the officers of the Funds and/or Advisor determines that the Funds have a legitimate business purpose for doing so and the recipient is subject to a duty of confidentiality.  The Advisors are responsible for determining which other third parties have a legitimate business purpose for receiving the Funds’ portfolio holdings information.

The Funds’ policy regarding disclosure of portfolio holdings is subject to the continuing oversight and direction of the Trustees.  The Advisors and Administrator are required to report to the Trustees any known disclosure of the Funds’ portfolio holdings to unauthorized third parties.  The Funds have not (and do not intend to) enter into any arrangement providing for the receipt of compensation or other consideration in exchange for the disclosure of non-public portfolio holdings information, other than the benefits that result to the Funds and their shareholders from providing such information, which include the publication of Fund ratings and rankings.

FINANCIAL STATEMENTS

The audited financial statements of each of the Funds for the year ended October 31, 2009, including the financial highlights appearing in the Annual Report to shareholders, are incorporated by reference and made a part of this document

APPENDIX A – DESCRIPTION OF RATINGS

The various ratings used by the nationally recognized statistical rating organizations (each a “NRSRO”) are described below.  A rating by an NRSRO represents the organization’s opinion as to the credit quality of the security being rated.  However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer.  Consequently, the Advisors believe that the quality of the securities in which the Funds may invest should be reviewed quarterly and that individual analysts give different weightings to the various factors involved in credit analysis.  A rating is not a recommendation to purchase, sell, or hold a security, because it does not take into account market value or suitability for a particular investor.  When a security has received a rating from more than one NRSRO, each rating is evaluated independently.  Ratings are based on current information furnished by the issuer or obtained by the NRSROs from other sources that they consider reliable.  Ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information, or for other reasons.

STANDARD & POOR’S® RATINGS SERVICES.  The following summarizes the highest four ratings used by Standard & Poor’s Ratings Services (“S&P”), a division of McGraw-Hill Companies, Inc., for bonds which are deemed to be Investment-Grade Debt Securities by the Advisors:

AAA – This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity of the obligor to meet its financial commitment on the obligation.

AA – Debt rated AA differs from AAA issues only in a small degree.  The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A – Debt rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.  However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB – Debt rated BBB exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

Bonds rated BB, B, CCC, CC and C are not considered by the Advisors to be Investment-Grade Debt Securities and are regarded as having significant speculative characteristics.  BB indicates the lowest degree of speculation and C the highest degree of speculation.  While such bonds may have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.

Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is strong.  Those issues determined to possess extremely strong safety characteristics are denoted A-1+.  Capacity for timely payment on commercial paper rated A-2 is satisfactory, but the relative degree of safety is not as high as for issues designated A-1.

The rating SP-1 is the highest rating assigned by S&P to short term notes and indicates strong capacity to pay principal and interest.  An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.  The rating SP-2 indicates a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.  The rating SP-3 indicates a speculative capacity to pay principal and interest.

MOODY’S INVESTOR SERVICE, INC.  The following summarizes the highest four ratings used by Moody’s Investors Service, Inc. (“Moody’s”) for fixed-income obligations with an original maturity of one year or more, which are deemed to be Investment-Grade Securities by the Advisors:

Aaa – Bond obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa – Bond obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A – Bond obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa – Bond obligations rated Baa are subject to moderate credit risk.  They are considered medium-grade and as such may possess certain speculative characteristics.

Ba – Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B – Obligations rated B are considered speculative and are subject to high credit risk.

Caa – Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca – Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C – Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Short-Term Ratings

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations.  Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments.  Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

P-1 – Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2 – Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3 – Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP – Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Note: Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor, or support-provider.

US Municipal Short-Term Debt And Demand Obligation Ratings

Short-Term Debt Ratings.  There are three rating categories for short-term municipal obligations that are considered investment grade.  These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels — MIG 1 through MIG 3.  In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade.  MIG ratings expire at the maturity of the obligation.

MIG 1 – This designation denotes superior credit quality.  Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2 – This designation denotes strong credit quality.  Margins of protection are ample, although not as large as in the preceding group.

MIG 3 – This designation denotes acceptable credit quality.  Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG – This designation denotes speculative-grade credit quality.  Debt instruments in this category may lack sufficient margins of protection.

Demand Obligation Ratings.  In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or short-term debt rating and a demand obligation rating.  The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments.  The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand ("demand feature"), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

VMIG rating expirations are a function of each issue’s specific structural or credit features.

VMIG 1 – This designation denotes superior credit quality.  Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2 – This designation denotes strong credit quality.  Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3 – This designation denotes acceptable credit quality.  Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG – This designation denotes speculative-grade credit quality.  Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

FITCH RATINGS.  The following summarizes the highest four ratings used by Fitch, Inc. (“Fitch”):

Long-Term Ratings

AAA – Highest credit quality.  The rating AAA denotes that the lowest expectation of credit risk.  They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments.  This capacity is highly unlikely to be adversely affected by foreseeable events.

AA – Very high credit quality.  The rating AA denotes a very low expectation of credit risk.  They indicate very strong capacity for timely payment of financial commitments.  This capacity is not significantly vulnerable to foreseeable events.

A – High credit quality.  The rating A denotes a low expectation of credit risk.  The capacity for timely payment of financial commitments is considered strong.  This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher rating.

BBB – Good credit quality.  The rating BBB indicates that there is currently a low expectation of credit risk.  The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.  This is the lowest investment grade category.

Long-term securities rated below BBB by Fitch are not considered by the Advisors to be investment-grade securities.  Securities rated BB and B are regarded as speculative with regard to a possible credit risk developing.  BB is considered speculative and B is considered highly speculative.  Securities rated CCC, CC and C are regarded as a high default risk.  A rating CC indicates that default of some kind appears probable, while a rating C signals imminent default.  Securities rated DDD, D and D indicate a default has occurred.

Short-Term Ratings

F1 – Highest credit quality.  The rating F1 indicates the strongest capacity for timely payment of financial commitments; may have an added (+) to denote any exceptionally strong credit feature.

F2 – Good credit quality.  The rating F2 indicates a satisfactory capacity for timely payment of financial commitment, but the margin of safety is not as great as in the case of the higher ratings.

F3 – Fair credit quality.  The rating F3 indicates the capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

B – Speculative.  The rating B indicates minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

Short-term rates B, C and D by Fitch are considered by the Advisors to be below investment-grade securities.  Short-term securities rated B are considered speculative, securities rated C have a high default risk and securities rated D denote actual or imminent payment default.

 (+) or (-) suffixes may be appended to a rating to denote relative status within major rating categories.  Such suffixes are not added to long-term ratings “AAA” category or to the categories below “CCC”, nor to short-term ratings other than “F1”.  The suffix “NR” indicates that Fitch does not publicly rate the issuer or issue in question.

APPENDIX B – PROXY VOTING POLICIES

The following proxy voting policies are provided:

(1)	the Trust’s Proxy Voting and Disclosure Policy; and

(2)	the Advisor’s Proxy Voting and Disclosure Policy, including a detailed description of the Advisor’s specific proxy voting guidelines.

TILSON INVESTMENT TRUST

PROXY VOTING AND DISCLOSURE POLICY

I.           Introduction

Effective April 14, 2003, the Securities and Exchange Commission (“SEC”) adopted rule and form amendments under the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940 (“Investment Company Act”) to require registered management investment companies to provide disclosure about how they vote proxies for their portfolio securities (collectively, the rule and form amendments are referred to herein as the “IC Amendments”).

The IC Amendments require that each series of shares of the Tilson Investment Trust (“Trust”) listed on Exhibit A, attached hereto, (individually a “Fund” and collectively “Funds”), disclose the policies and procedures used to determine how to vote proxies for portfolio securities.  The IC Amendments also require the Funds to file with the SEC and to make available to their shareholders the specific proxy votes cast for portfolio securities.

This Proxy Voting and Disclosure Policy (“Policy”) is designed to ensure that the Funds comply with the requirements of the IC Amendments, and otherwise fulfills their obligations with respect to proxy voting, disclosure, and recordkeeping.  The overall goal is to ensure that each Fund’s proxy voting is managed in an effort to act in the best interests of its shareholders.  While decisions about how to vote must be determined on a case-by-case basis, proxy voting decisions will be made considering these guidelines and following the procedures recited herein.

II.           Specific Proxy Voting Policies and Procedures

A.	General

The Trust’s Board of Trustees (“Board”) believes that the voting of proxies is an important part of portfolio management as it represents an opportunity for shareholders to make their voices heard and to influence the direction of a company.  The Trust and the Funds are committed to voting corporate proxies in the manner that best serves the interests of the Funds’ shareholders.

B.           Delegation to Fund’s Advisor

The Board believes that T2 Partners Management LP (“Advisor”), as the Funds’ investment advisor, is in the best position to make individual voting decisions for each Fund consistent with this Policy.  Therefore, subject to the oversight of the Board, the Advisor is hereby delegated the following duties:

(1)	to make the proxy voting decisions for each Fund; and
(2)
to assist each Fund in disclosing the Fund’s proxy voting record as required by Rule 30b1-4 under the Investment Company Act, including providing the following information for each matter with respect to which the Fund was entitled to vote: (a) information identifying the matter voted on; (b) whether the matter was proposed by the issuer or by a security holder; (c) whether and how the Fund cast its vote; and (d) whether the Fund cast its vote for or against management.

The Board, including a majority of the independent trustees of the Board, shall approve the Advisor’s Proxy Voting and Disclosure Policy (“Advisor’s Voting Policy”) as it relates to each Fund.  The Board shall also approve any material changes to the Advisor’s Voting Policy no later than four (4) months after adoption by the Advisor.

C.           Conflicts

In cases where a matter with respect to which a Fund is entitled to vote presents a conflict between the interest of the Fund’s shareholders, on the one hand, and those of the Fund’s investment advisor, principal underwriter, or an affiliated person of the Fund, its investment advisor or principal underwriter, on the other hand, the Fund shall always vote in the best interest of the Fund’s shareholders.  For purposes of this Policy, a vote shall be considered in the best interest of the Fund’s shareholders (i) when a vote is cast consistent with a specific voting policy as set forth in the Advisor’s Voting Policy, provided such specific voting policy was approved by the Board or (ii) when a vote is cast consistent with the decision of the Trust’s Proxy Voting Committee (as defined below).  In addition, provided the Advisor is not affiliated with a Fund’s principal underwriter or an affiliated person of the principal underwriter and neither the Fund’s principal underwriter nor an affiliated person of the principal underwriter has influenced the Advisor with respect to a matter to which the Fund is entitled to vote, a vote by the Advisor shall not be considered a conflict between the Fund’s shareholders and the Fund’s principal underwriter or affiliated person of the principal underwriter.

III.           Fund Disclosure

A.	Disclosure of Fund Policies and Procedures With Respect to Voting Proxies Relating to Portfolio Securities

The Fund shall disclose this Policy, or a description of the policies and procedures of this Policy, to its shareholders by including it as an appendix to its Statement of Additional Information (“SAI”) on Form N-1A.  Each Fund will also notify its shareholders in the Fund’s shareholder reports that a description of this Policy is available upon request, without charge, by calling a specified toll-free telephone number.  The Fund will send this description of the Fund’s Policy within three business days of receipt of any shareholder request, by first-class mail or other means designed to ensure equally prompt delivery.

B.	Disclosure of the Fund’s Complete Proxy Voting Record

In accordance with Rule 30b1-4 of the Investment Company Act, each Fund will file Form N-PX with the SEC no later than August 31 of each year.  Each Fund shall disclose to its shareholders on Form N-PX the Fund’s complete proxy voting record for the twelve-month period ended June 30.

Each Fund shall disclose the following information on Form N-PX for each matter relating to a portfolio security considered at any shareholder meeting held during the period covered by the report and with respect to which to the Fund was entitled to vote:

(1)	The name of the issuer of the portfolio security;
(2)	The exchange ticker symbol of the portfolio security (if available through reasonably practicable means);
(3)	The Council on Uniform Security Identification Procedures (“CUSIP”) number for the portfolio security (if available through reasonably practicable means);
(4)	The shareholder meeting date;
(5)	A brief identification of the matter voted on;
(6)	Whether the matter was proposed by the issuer or by a security holder;
(7)	Whether the Fund cast its vote on the matter;
(8)	How the Fund cast its vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and
(9)	Whether the Fund cast its vote for or against management.

Each Fund shall make its proxy voting record available to shareholders either upon request or by making available an electronic version on or through the Fund’s website, if applicable.  If the Fund discloses its proxy voting record on or through its website, the Fund shall post the information disclosed in the Fund’s most recently filed report on Form N-PX on the website beginning the same day it files such information with the SEC.

Each Fund shall also include in its annual reports, semi-annual reports and SAI a statement that information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available (1) without charge upon request, by calling a specified toll-free (or collect) telephone number, or (if applicable) on or through the Fund’s website at a specified Internet address; and (2) on the SEC’s website.  If the Fund discloses that its proxy voting record is available by calling a toll-free (or collect) telephone number, it shall send the information disclosed in the Fund’s most recently filed report on Form N-PX within three business days of receipt of a request for this information, by first-class mail or other means designed to ensure equally prompt delivery.

IV.           Recordkeeping

The Trust shall keep the following records for a period of at least five years, the first two in an easily accessible place:

(1)	A copy of this Policy;
(2)	Proxy statements received regarding each Fund’s securities;
(3)	Records of votes cast on behalf of each Fund; and
(4)	A record of each shareholder request for proxy voting information and the Fund’s response, including the date of the request, the name of the shareholder, and the date of the response.

The foregoing records may be kept as part of the Advisor’s records.

A Fund may rely on proxy statements filed on the SEC EDGAR system instead of keeping its own copies, and may rely on proxy statements and records of proxy votes cast by the Advisor that are maintained with a third party such as a proxy voting service, provided that an undertaking is obtained from the third party to provide a copy of the documents promptly upon request.

V.           Proxy Voting Committee

A.	General

The proxy voting committee (“Proxy Voting Committee”) of the Trust shall be composed entirely of independent trustees of the Board and may be comprised of one or more such independent trustees as the Board may, from time to time, decide.  The purpose of the Proxy Voting Committee shall be to determine how a Fund should cast its vote, if called upon by the Board or the Advisor, when a matter with respect to which the Fund is entitled to vote presents a conflict between the interest of the Fund’s shareholders, on the one hand, and those of the Fund’s investment advisor, principal underwriter, or an affiliated person of the Fund, its investment advisor or principal underwriter, on the other hand.

B.	Powers and Methods of Operation

The Proxy Voting Committee shall have all the powers necessary to fulfill its purpose as set forth above and such other powers and perform such other duties as the Board may, from time to time, grant and/or assign the Proxy Voting Committee.  The Proxy Voting Committee shall meet at such times and places as the Proxy Voting Committee or the Board may, from time to time, determine.  The act of a majority of the members of the Proxy Voting Committee in person, by telephone conference or by consent in writing without a meeting shall be the act of the Proxy Voting Committee.  The Proxy Voting Committee shall have the authority to utilize Trust counsel at the expense of the Trust if necessary.  The Proxy Voting Committee shall prepare minutes of each meeting and keep such minutes with the Trust’s records.  The Proxy Voting Committee shall review this Policy and recommend any changes to the Board as it deems necessary or advisable.

VI.           Other

This Policy may be amended, from time to time, as determined by the Board.

Adopted this 17th day of December 2004.

EXHIBIT A

Series of the Tilson Investment Trust

1.	Tilson Focus Fund

2.	Tilson Dividend Fund

T2 PARTNERS MANAGEMENT LP

PROXY VOTING

Implementation Date: 2/28/05
Most Recent Amendment Date: 10/15/07

Issue

Rule 206(4)-6 under the Advisers Act requires every investment adviser who exercises voting authority with respect to client securities to adopt and implement written policies and procedures, reasonably designed to ensure that the adviser votes proxies in the best interest of its Clients.  The procedures must address material conflicts that may arise in connection with proxy voting.  The Rule further requires the adviser to provide a concise summary of the adviser’s proxy voting process and offer to provide copies of the complete proxy voting policy and procedures to Clients upon request.  Lastly, the Rule requires that the adviser disclose to Clients how they may obtain information on how the adviser voted their proxies.

T2 votes proxies for its Clients, and therefore has adopted and implemented this Proxy Voting Policy and Procedures.

Risks

In developing this policy and procedures, T2 considered numerous risks associated with its voting of client proxies.  This analysis includes risks such as:

•	T2 does not maintain a written proxy voting policy as required by Rule 206(4)-6.

•	Proxies are not voted in Clients’ best interests.

•	Proxies are not identified and voted in a timely manner.

•	Conflicts between T2’s interests and the client are not identified; therefore, proxies are not voted appropriately.

•	The third-party proxy voting services utilized by T2 is not independent.

•	Proxy voting records and client requests to review proxy votes are not maintained.

T2 has established the following guidelines as an attempt to mitigate these risks.

Policy

It is the policy of T2 to vote proxies in the interest of maximizing value for T2’s Clients.  Proxies are an asset of a client, which should be treated by T2 with the same care, diligence, and loyalty as any asset belonging to a client.  To that end, T2 will vote in a way that it believes, consistent with its fiduciary duty, will cause the value of the issue to increase the most or decline the least.  Consideration will be given to both the short and long term implications of the proposal to be voted on when considering the optimal vote.

Any general or specific proxy voting guidelines provided by an advisory client or its designated agent in writing will supersede this policy.  Clients may wish to have their proxies voted by an independent third party or other named fiduciary or agent, at the client’s cost.

Procedures for Identification and Voting of Proxies

These proxy voting procedures are designed to enable T2 to resolve material conflicts of interest with Clients before voting their proxies.

1.
T2 shall maintain a list of all Clients for which it votes proxies.  The list will be maintained either in hard copy or electronically and updated by the Portfolio Manager who will obtain proxy voting information from client agreements.

2.
T2 shall work with the Client to ensure that T2 is the designated party to receive proxy voting materials from companies or intermediaries.  To that end, new account forms of broker-dealers/custodians will state that T2 should receive this documentation.  The designation may also be made by telephoning contacts and/or client service representatives at broker-dealers/custodians.

3.	The Portfolio Manager shall receive all proxy voting materials and will be responsible for ensuring that proxies are voted and submitted in a timely manner.

4.	The Portfolio Manager will review the list of Clients and compare the record date of the proxies with a Security holdings list for the Security or company soliciting the proxy vote.

For any Client who has provided specific voting instructions, the Portfolio Manager shall vote that Client’s proxy in accordance with the Client’s written instructions.

Proxies of Clients who have selected a third party to vote proxies, and whose proxies were received by T2, shall be forwarded to the designee for voting and submission.

Proxies received after the termination date of a client relationship will not be voted.  Such proxies should be delivered to the last known address of the client or to the intermediary who distributed the proxy with a written or oral statement indicating that the advisory relationship has been terminated and that future proxies for the named client should not be delivered to T2.

5.
The Portfolio Manager will reasonably try to assess any material conflicts between T2’s interests and those of its Clients with respect to proxy voting by considering the situations identified in the Conflicts of Interest section of this document.

6.
Provided that no material conflicts of interest are identified, the Portfolio Manager will vote the proxy in the interest of maximizing shareholder value.  T2 may also elect to abstain from voting if it deems such abstinence in its Clients’ best interests.  The rationale for “abstain” votes will be documented and the documentation will be maintained in the permanent file.

7.
T2 is not required to vote every proxy and such should not necessarily be construed as a violation of T2’s fiduciary obligations.  T2 shall at no time ignore or neglect its proxy voting responsibilities.  However, there may be times when refraining from voting is in the client’s best interest, such as when T2’s analysis of a particular proxy reveals that the cost of voting the proxy may exceed the expected benefit to the client (i.e., casting a vote on a foreign Security may require that the adviser engage a translator or travel to a foreign country to vote in person).  Such position also complies with Interpretive Bulletin 94-2 of the DOL.

8.	If the CCO is made aware of a conflict of interest, the following process will be followed:

a.
The CCO will identify the issuer and proposal to be considered.  The CCO will also identify the conflict of interest that has been detected.  The CCO will also identify the vote that he believes is in the interest of shareholder value and the reasons why.

b.
The CCO will notify the Partner and will then consider the proposal by reviewing the proxy voting materials and any additional documentation the Partner feels necessary in determining the appropriate vote.  Partner may wish to consider the following questions:

•	Whether adoption of the proposal would have a positive or negative impact on the issuer’s short term or long-term value.

•	Whether the issuer has already responded in some appropriate manner to the request embodied in a proposal.

•	Whether the proposal itself is well framed and reasonable.

•	Whether implementation of the proposal would achieve the objectives sought in the proposal.

•	Whether the issues presented would best be handled through government or issuer-specific action.

c.
Upon the provision of a reasonable amount of time to consider the proposal, the Partner will announce his decision on whether T2 will vote for or against the proposal.  A record of the vote and the rationale for his decision must be recorded.

d.	The voting process will result in one of the following two outcomes:

•
If the Portfolio Manager and the Partner have voted in the same direction on the proposal, all of T2’s proxies for that proposal will be voted in such direction.  The unanimous vote will be documented will be maintained in the permanent file.

•
If a unanimous decision cannot be reached by the Portfolio Manager and the Partner, T2 will, at its expense, engage the services of an outside proxy voting service or consultant who will provide an independent recommendation on the direction in which T2 should vote on the proposal.  The proxy voting service’s or consultant’s determination will be binding on T2.  Such documentation will be maintained in the permanent file.

9.
The Portfolio Manager shall collect and submit the proxy votes in a timely manner.  T2 shall endeavor to reconcile all proxy totals noted by custodians with the proxy totals noted in its internal records.

10.	All proxy votes will be recorded and the following information will be maintained:

•	The name of the issuer of the portfolio Security;

•	The exchange ticker symbol of the portfolio Security;

•	The Council on Uniform Securities Identification Procedures ("CUSIP") number for the portfolio Security;

•	The shareholder meeting date

•	A brief identification of the matter voted on;

•	Whether the matter was proposed by the issuer or by a Security holder;

•	Whether or not T2 cast its vote on the matter;

•	How T2 cast its vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors);

•	Whether T2 cast its vote with or against management; and

In the event that T2 votes the same proxy in two directions, it shall maintain documentation to support its voting (this may occur if a client requires T2 to vote a certain way on an issue, while T2 deems it beneficial to vote in the opposite direction for its other Clients) in the permanent file.

Conflicts of Interest

The following is a non-exhaustive list of potential conflicts of interest that could influence the proxy voting process:

•
Conflict: T2 retains an institutional client, or is in the process of retaining an institutional client that is affiliated with an issuer that is held in T2’s client portfolios.  For example, T2 may be retained to manage Company A’s pension fund.  Company A is a public company and T2 client accounts hold shares of Company A.  This type of relationship may influence T2 to vote with management on proxies to gain favor with management.  Such favor may influence Company A’s decision to continue its advisory relationship with T2.

•
Conflict: T2 retains a client, or is in the process of retaining a client that is an officer or director of an issuer that is held in T2’s client portfolios.  The similar conflicts of interest exist in this relationship as discussed above.

•
Conflict: T2’s Employees maintain a personal and/or business relationship (not an advisory relationship) with issuers or individuals that serve as officers or directors of issuers.  For example, the spouse of an Employee may be a high-level executive of an issuer that is held in T2’s client portfolios.  The spouse could attempt to influence T2 to vote in favor of management.

•
Conflict:  T2 or an Employee(s) personally owns a significant number of an issuer’s securities that are also held in T2’s client portfolios.  For any number of reasons, an Employee(s) may seek to vote proxies in a different direction for his/her personal holdings than would otherwise be warranted by the proxy voting policy.  The Employee(s) could oppose voting the proxies according to the policy and successfully influence T2 to vote proxies in contradiction to the policy.

•
Conflict:  T2 or its affiliate has a financial interest in the outcome of a vote, such as when T2 receives distribution fees (i.e., Rule 12b-1 fees) from mutual Funds that are maintained in client accounts and the proxy relates to an increase in 12b-1 fees.

Resolution:  Upon the detection of a material conflict of interest, the procedure described under the Procedures for Identification and Voting of Proxies section above will be followed.

T2 realizes that due to the difficulty of predicting and identifying all material conflicts, it must rely on its Employees to notify the CCO of any material conflict that may impair T2’s ability to vote proxies in an objective manner.

In addition, any attempts by others within T2 to influence the voting of client proxies in a manner that is inconsistent with the proxy voting policy shall be reported to the CCO.  Further, any attempts by persons or entitles outside T2 to influence the voting of client proxies shall be reported to the CCO. The CCO may then elect to report the attempt to legal counsel.

Procedures for T2’s Receipt of Class Actions

T2 recognizes that as a fiduciary it has a duty to act with the highest obligation of good faith, loyalty, fair dealing and due care.  When a recovery is achieved in a class action, Investors who owned shares in the company subject to the action have the option to either: (1) opt out of the class action and pursue their own remedy; or (2) participate in the recovery achieved via the class action.  Collecting the recovery involves the completion of a Proof of Claim form which is submitted to the Claims Administrator.  After the Claims Administrator receives all Proof of Claims, it dispenses the money from the settlement fund to those persons and entities with valid claims.

If “Class Action” documents are received by T2 on behalf of its Funds, T2 will ensure that the Funds either participate in, or opt out of, any class action settlements received.  T2 will determine if it is in the best interest of the Funds to recover monies from a class action.  The Portfolio Manager covering the company will determine the action to be taken when receiving class action notices.  In the event T2 opts out of a class action settlement, T2 will maintain documentation of any cost/benefit analysis to support its decision.

If “Class Action” documents are received by T2 for a private client, i.e. separate managed account, T2 will gather any requisite information it has and forward to the client, to enable the client to file the “Class Action” at the client’s discretion.  The decision of whether to participate in the recovery or opt-out may be a legal one that T2 is not qualified to make for the client.  Therefore T2 will not file “Class Actions” on behalf of any client.

Recordkeeping

T2 will maintain the documentation described in the following section for a period of not less than five (5) years, the first two (2) years at its principal place of business.  The Administrator will be responsible for the following procedures and for ensuring that the required documentation is retained.

Client request to review proxy votes:

•
Any request, whether written (including e-mail) or oral, received by any Employee of T2, must be promptly reported to the Portfolio Manager.  All written requests must be retained in the permanent file.

•	The Portfolio Manager will record the identity of the client, the date of the request, and the action taken as a result of the request, in a suitable place.

•
In order to facilitate the management of the proxy voting record keeping process, and to facilitate the dissemination of such proxy voting records to Clients, the Portfolio Manager may distribute to any client requesting proxy voting information the complete proxy voting record of T2 for the period requested.  Reports containing proxy information of only those issuers held by a certain client will not be created or distributed.1

Any report disseminated to a client(s) will contain the following legend:

“This report contains the full proxy voting record of Adviser T2.  If securities of a particular issuer were held in your account on the date of the shareholder meeting indicated, your proxy was voted in the direction indicated (absent your expressed written direction otherwise).”

•
Furnish the information requested, free of charge, to the client within a reasonable time period (within 10 business days).  Maintain a copy of the written record provided in response to client’s written (including e-mail) or oral request.  A copy of the written response should be attached and maintained with the client’s written request, if applicable and maintained in the permanent file.

•	Clients are permitted to request the proxy voting record for the 5 year period prior to their request.

Proxy voting policy and procedures:

•	Proxy voting policy and procedures

Proxy statements received regarding client securities:

•	Upon receipt of a proxy, copy or print a sample of the proxy statement or card and maintain the copy in a central file along with a sample of the proxy solicitation instructions.

Note: T2 is permitted to rely on proxy statements filed on the SEC’s EDGAR system instead of keeping its own copies.
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  1           For clients who have provided T2 with specific direction on proxy voting, the Portfolio Manager will review the proxy voting record and permanent file in order to identify those proposals voted differently than how T2 voted clients not providing direction.

Proxy voting records:

•	A record of how T2 voted Client proxies.

•	Documents prepared or created by T2 that were material to making a decision on how to vote, or that memorialized the basis for the decision.

•
Documentation or notes or any communications received from third parties, other industry analysts, third party service providers, company’s management discussions, etc. that were material in the basis for the decision.

Disclosure

T2 will ensure that Part II of Form ADV and/or the Funds’ PPM is updated as necessary to reflect: (i) all material changes to the Proxy Voting Policy and Procedures; and (ii) information about how Clients may obtain information on how T2 voted proxies.

Proxy Solicitation

As a matter of practice, it is T2’s policy to not reveal or disclose to any client how T2 may have voted (or intends to vote) on a particular proxy until after it votes the proxy.  T2 will not generally   disclose such information to unrelated third parties.

The CCO is to be promptly informed of the receipt of any solicitation from any person to vote proxies on behalf of Clients.  At no time may any Employee accept any remuneration in the solicitation of proxies.  The CCO shall handle all responses to such solicitations.